OPTIMIZING SUPPLY CHAIN ECONOMICS



RECD S.E.C.
FEB 2 3 2006
1086
06026014
PROCESSED
MAR 0 9 2006
THOMSON
FINANCIAL
SYNNEX
CORPORATION

2005 ANNUAL REPORT AND PROXY STATEMENT

COMPANY Profile

SYNNEX Corporation (NYSE: SNX), founded in 1980, is a leading global information technology (IT) supply chain services company, servicing resellers and original equipment manufacturers (OEMs) in regions around the world. We provide outsourcing services in IT distribution, contract assembly, logistics management and demand generation marketing.

SYNNEX distributes technology products from over 100 world-leading IT OEM suppliers to more than 15,000 resellers throughout the United States, Canada and Mexico. Our focused product categories include IT systems, peripherals, system components, software and networking products. In our contract assembly division, we offer OEMs supply chain services which include final production assembly, materials management and logistics. Product assembly ranges from building workstations to high-end, complex supercomputing solutions. Contract assembly facilities are located in the United States, Canada and the United Kingdom.

	2003	2004	2005
Revenues	$3,945	$5,150	$5,641
Operating income from continuing operations	57.0	77.7	78.9
Income from continuing operations	29.7	46.1	39.6
Diluted earnings per share from continuing operations	1.21	1.53	1.27
Working capital	217	317	351
Total assets	790	1,000	1,082
Stockholders' equity	253	370	437

For the Fiscal Years Ended November 30 (dollars in millions, except per share amounts)

Our mission is clear. We optimize supply chain economics through products and services that increase our vendors' and customers' profitability. Our value proposition is to deliver economic return to our customers, vendors, shareholders and associates through all aspects of our business systems.

SYNNEX employs over 2,000 employees worldwide and operates in the United States, Canada, China, Mexico and the United Kingdom.


Revenues
(dollars in billions)
$3.9
$5.2
$5.6
2003
2004
2005
Operating Income From Continuing Operations
(dollars in millions)
$57.0
$77.7
$78.9
Income From Continuing Operations (dollars in millions)
$29.7
$46.1
$39.6
Diluted Earnings Per Share From Continuing Operations
(in dollars)
$1.21
$1.53
$1.27
SG&A Expense As Percentage Of Revenue
3.08%
2.67%
2.83%
GPE Ratio*
1.47
1.56
1.49

* Gross profit generated for every dollar of operating expense



Robert Huang
PRESIDENT AND
CHIEF EXECUTIVE OFFICER

letter to SHAREHOLDERS

Our Valued Shareholders:

We closed fiscal 2005 on a high note with a very strong fourth quarter finish, including posting a record quarterly revenue figure of $1.59 billion. While we ended fiscal 2005 with positive momentum, we are not pleased that we did not perform at such a high level for the full year. Market conditions, competitive pricing pressures and integration issues all contributed to a slow start to fiscal 2005; however, in the end it is our internal performance and execution of our business model that we must hold responsible for any shortfall. The good news is that we quickly addressed our shortcomings, gained valuable insight into our business from the challenges we faced, and now we have a more solid base from which to grow SYNNEX. It is from this perspective that I want to share additional thoughts on our fiscal 2005 and on our plans for fiscal 2006.

For fiscal 2005, we recorded another record year in revenues, growing our revenues by 10% to $5.6 billion. Our GAAP income from continuing operations declined to $39.6 million or $1.27 per share from $46.1 million or $1.53 per share in fiscal 2004, due to the execution issues noted above and restructuring and other non-recurring charges. On a non-GAAP basis, excluding restructuring and non-recurring items, our income from continuing operations was $42.2 million or $1.36 per share compared to $43.3 million or $1.44 per share in fiscal 2004. Including the gain on the sale of our Japan operations during the year and the associated income from discontinued operations, our net income was $52.8 million or $1.70 per share in fiscal 2005, compared to $46.6 million or $1.55 per share in fiscal 2004. As always, we take pride in our consistency and focus on profitability at SYNNEX; thus, we are proud that we closed fiscal 2005 with our 74th consecutive profitable quarter, a streak that is virtually unmatched in our industry.

Operationally in fiscal 2005, in our main distribution business, we continued to focus on our customers and suppliers, listening to their needs, enhancing and changing our internal processes to make their experiences easier, and providing them efficient and highly productive operations to support their businesses. We also built stronger relationships over the past year by this focus on our customers and suppliers. During fiscal 2005 we also further enhanced our distributed warehouse strategy and services capabilities by adding facilities in Virginia and Nevada. These additions bring our total distribution facilities in North America to 15 and, we believe, offer the best distribution footprint for our customers and their requirements.

An important backbone to our distribution business is our internally developed and maintained IT system. This efficient, flexible and scalable system is primarily supported by our development team in Beijing. I am pleased to announce that this group achieved CMMI level three certification in fiscal 2005 which, along with additional certifications in the future, further strengthens our IT development process. In addition to our CMMI certification, we also invested significantly in fiscal 2005 in employee training throughout SYNNEX, ensuring our team is well positioned and trained to help us further grow our business.

In fiscal 2005, our contract assembly business continued to play an important role in our overall business strategy. While the revenue opportunity is not as sizable as our distribution business, contract assembly presents attractive margins based on the complex integration and other services that we provide. The assembly business also acts as a catalyst for additional distribution business.

Looking forward into fiscal 2006, we are very excited about our newly formed Technology Solutions Division (TSD), a combination of our higher gross margin and higher value added networking, auto-ID, point-of-sales, enterprise, security and telephony businesses. As we announced during our fourth quarter 2005 earnings call, TSD exited fiscal 2005 with a run rate of $150 million. With our investments to date and future investments, we are optimistic about our plans to grow this business to a run rate of approximately $500 million over the next three years. Given the market potential and stronger returns of TSD, we view this business as an important strategic opportunity for SYNNEX.

From an overall distribution standpoint, the growth in fiscal 2005 in North America was not as robust as prior years due to our focus on growing profitably and our efforts to integrate the late fiscal 2004 Canadian acquisition of EMJ Data Systems. Fortunately, because of our continuous efforts and corrective actions during fiscal 2005, our momentum at the end of the year was very solid. We currently are pleased with our position in the North American IT distribution marketplace. Our goal for fiscal 2006 is to continue this profitable growth momentum. In addition to the US and Canada, we will also be spending more time on our Mexican distribution operations in fiscal 2006. Our Mexico operations have historically been a drag on our operating performance; however, we should see improvement in this geography based on our focus on improving the operations of this business and recent long-term customer supply arrangements we have signed.

As we execute our plans for fiscal 2006, we will not lose sight of our underlying goals, which are 1) grow our revenues faster then the growth rate of the IT channel, 2) produce industry leading returns and 3) maintain our industry leading low-cost operating model and GPE ratio (gross profit generated to operating expenses incurred). We will also continue to focus on making organic growth and acquisition investments in the strategic areas of our business that further enhances our ability to produce attractive returns to our shareholders.

In closing, I am excited about the opportunities we see in fiscal 2006. We are moving forward with optimism and strong determination in executing our business plan. I'd like to thank our customers, supplier partners and shareholders for their continued support and confidence in SYNNEX. As a market leader in the IT supply chain, SYNNEX is what it is today because of the hard work and daily execution of our loyal employees worldwide. I would also like to thank Young Sohn, our first independent board member, who resigned in January 2006 from the SYNNEX board, for his dedication to SYNNEX over the past four years as well as welcome our two new independent board members, Gregory Quesnel and James Van Horne. I look forward to their guidance and support as we further strengthen our corporate governance and grow our company.

I look forward to sharing our accomplishments during fiscal 2006 with you.

Sincerely,

Robert T. Huang
President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File Number: 001-31892

SYNNEX CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**94-2703333** (IRS Employer Identification No.)
44201 Nobel Drive **Fremont, California** (Address of principal executive offices)	**94538** (Zip Code)

(510) 656-3333
(Registrant's telephone number, including area code)

Securities registered to Section 12(b) of the Act:
Common Stock, par value $0.001 per share
New York Stock Exchange
Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. Check one.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of Common Stock held by non-affiliates of the registrant (based upon the closing sale price on the New York Stock Exchange on February 1, 2006) was approximately $237,963,576. Shares held by each executive officer, director and by each person who owns 10% or more of the outstanding Common Stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of February 1, 2006, there were 29,117,860 shares of Common Stock, $0.001 per share par value, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Items 10 (as to directors and Section 16(a) Beneficial Ownership Reporting Compliance), 11, 12 (as to Beneficial Ownership) and 13 of Part III incorporate by reference information from the registrant's proxy statement to be filed with the Securities and Exchange Commission in connection with the solicitation of proxies for the registrant's 2006 Annual Meeting of Stockholders to be held on March 22, 2006.

SYNNEX CORPORATION

TABLE OF CONTENTS

2005 FORM 10-K


Form 10-K

PART I

When used in this Annual Report on Form 10-K (the "Report"), the words "believes," "plans," "estimates," "anticipates," "expects," "intends," "allows," "can," "will," "provides" and similar expressions are intended to identify forward-looking statements. These are statements that relate to future periods and include statements relating to our services, our relationships with and the value we provide to our OEM and reseller customers, our relationship with MiTAC International, our regional strategy for our distribution operations, our distribution and contract assembly services, our strategy with respect to international operations, the effect of current and future legal proceedings, our IT infrastructure, our plan to continue our investment in IT services, adequacy of our facilities, expansion of our operations through investments or acquisitions, gross margin, selling, general and administrative expenses, fluctuations in future revenue and operating results and future expenses, fluctuations in inventory, our estimates regarding our capital requirements and our needs for additional financing, our infrastructure needs and growth, use of our working capital, thefts at our warehouses, market consolidation, expansion of our operations, competition, impact of new rules and regulations affecting public companies, expectations regarding dividends, our disclosure controls and procedures, statements regarding our securitization program and sources of revenue. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, those risks discussed below and under Item 1A, "Risk Factors," as well as the seasonality of the buying patterns of our customers, the concentration of sales to large customers, dependence upon and trends in capital spending budgets in the IT industry, fluctuations in general economic conditions, increased competition and costs related to expansion of our operations. These forward-looking statements speak only as of the date hereof. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.


Form 10-K

In the sections of this Report entitled "Business Overview" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" all references to "SYNNEX," "we," "us," "our" or the "Company" mean SYNNEX Corporation and its subsidiaries, except where it is made clear that the term means only the parent company.

SYNNEX and the SYNNEX logo are our registered trademarks. We also refer to trademarks of other corporations and organizations in this document.

Item 1. *Business Overview*

We are a global information technology, or IT, supply chain services company. We offer a comprehensive range of services to IT original equipment manufacturers and software publishers, collectively OEMs, and reseller customers worldwide. The supply chain services that we offer include product distribution, related logistics, contract assembly and demand generation marketing.

We have been in the IT distribution business since 1980 and are one of the largest IT product distributors based on 2005 reported revenue. We focus our core wholesale distribution business on a limited number of leading IT OEMs, which allows us to enhance and increase the value we provide to our OEM suppliers and reseller customers.

In our distribution operations, we purchase IT systems, peripherals, system components, packaged software and networking equipment from OEM suppliers such as HP, IBM, Intel, Lenovo and Microsoft and sell them to our reseller customers. We perform the same function for our purchases of licensed software products. Our reseller customers include value added resellers, or VARs, corporate resellers, government resellers, system integrators, direct marketers and retailers. We currently distribute and market approximately 15,000 products (as measured by active SKUs) from over 100 OEM suppliers to more than 15,000 resellers.

Our contract assembly operations are generally related to building IT systems such as network security appliances, servers and workstations. By leveraging the inventory management capabilities and system component supplier relationships of our distribution business, we provide cost-effective IT system assembly.

Because we offer distribution, contract assembly, demand generation marketing, IT solutions and complementary supply chain services, OEM suppliers and resellers can outsource to us multiple areas of their business outside of their core competencies. This model allows us to provide services at several points along the IT product supply chain. We believe that the combination of our broad range of supply chain capabilities, our focus on serving the leading IT OEMs and our efficient operations enables us to realize strong and expanding relationships with these OEMs and reseller customers. We are headquartered in Fremont, California and have distribution, sales and assembly facilities in Asia, Europe and North America.

We were incorporated in the State of California as COMPAC Microelectronics, Inc. in November 1980, and we changed our name to SYNNEX Information Technologies, Inc. in February 1994. We reincorporated in the State of Delaware under the name "SYNNEX Corporation" in October 2003.

Our Products and Suppliers

We distribute a full range of IT products, including IT systems, peripherals, system components, software and networking equipment for more than 100 OEM suppliers, enabling us to offer comprehensive solutions to our reseller customers. Our primary OEM suppliers for the fiscal year ended November 30, 2005 and representative products we currently distribute for them include the following:

Supplier	Representative Products
Acer	Mobile PCs, Displays and Monitors
HP	Desktop and Mobile PCs, Printers, Imaging Products, Supplies, Servers, Storage Products
IBM	Servers, Storage Systems, Software
Intel	CPUs, Motherboards, Networking Products
Lenovo	Desktop and Mobile PCs
Lexmark	Printers and Supplies
Microsoft	Operating Systems, Application Software
Panasonic	Mobile PCs
Symantec	Security Software
Xerox	Printers and Supplies

During fiscal 2005, our distribution product mix by category was in the following ranges:

Product Category:	
Peripherals	30%-34%
IT Systems	28%-32%
System Components	18%-22%
Software	10%-14%
Networking Equipment	4%-8%

Our largest OEM supplier is HP. Revenue from the sale of HP products represented approximately 28% of our revenue for fiscal 2005 and 2004. We entered into a U.S. Business Development Partner Agreement with HP on November 6, 2003, which governs our relationship with HP in the United States. The agreement remains in effect until May 31, 2006 unless terminated earlier in accordance with its terms. As is typical with our OEM supplier agreements, either party may terminate the agreement upon 30 days written notice. In addition, either party may terminate the agreement with cause upon 15 days written notice. "Cause" is not defined in the agreement. In the event the agreement is terminated for cause or if we in any way fail to perform any of our obligations under the agreement, any and all agreements between HP and us for the resale of any and all products, support and services shall automatically terminate upon such default or termination. In the event of any breach of the agreement by us, HP may terminate the agreement and we may be required to refund HP any discounts or program payments paid during the period we were in breach of the agreement and reimburse HP for reasonable attorney fees. If either party becomes insolvent or bankrupt, the other party may terminate the agreement without notice and cancel any unfulfilled obligations, except for payment obligations. Our subsidiaries in Canada and Mexico have territorial supplier agreements with subsidiaries of HP located in the same countries.

In addition to HP, we have distribution agreements with most of our suppliers. These agreements usually provide for nonexclusive distribution rights and pertain to specific geographic territories. The agreements are also generally short term, subject to periodic renewal, and often contain provisions permitting termination by either our supplier or us without cause upon relatively short notice. An OEM supplier that elects to terminate a distribution agreement will generally repurchase its products carried in our inventory.

Our IT distribution and assembly business subjects us to the risk that the value of our inventory will be affected adversely by suppliers' price reductions or by technological changes affecting the usefulness or desirability of the products comprising our inventory. Many of our OEM suppliers offer us limited protection from the loss in value of our inventory due to technological change or a supplier's price reductions. Under many of these agreements, we have a limited period of time to return or exchange products or claim price protection credits. We monitor our inventory levels and attempt to time our purchases to maximize our protection under supplier programs.

Our OEM suppliers generally warrant the products we distribute and allow returns of defective products, including those returned to us by our reseller customers. We generally do not independently warrant the products we distribute; however, we warrant our services with regard to products that we configure for our reseller customers, and the products that we assemble from components purchased from other sources. Historically, our warranty expense has not been material.

Our Customers

Distribution

We currently distribute IT products to more than 15,000 resellers. Resellers are classified primarily by the end-users to which they sell as well as the services they provide. End-users include large corporations, governments, small-to medium-sized businesses, or SMBs, and personal users. In addition, resellers vary greatly in size and geographic reach. No reseller accounted for more than 10% of our total revenue in fiscal 2005 or 2004. Our reseller customers buy from us and other distributors and our larger reseller customers also buy certain products directly from OEM suppliers. Some of our largest reseller customers include Apptis, Business Depot, CDW and Insight.

Contract Assembly

The customers of our contract assembly business are IT product OEMs seeking to outsource product assembly and production logistics. Currently our primary contract assembly customer is Sun Microsystems. No contract assembly customer accounted for more than 10% of our total revenue in fiscal 2005. Sun Microsystems accounted for approximately 10% of our total revenue in fiscal 2004 and approximately 93% of our contract assembly revenue in fiscal 2005 and 2004.

Our Services

We offer a variety of services to our distribution and contract assembly customers, including the following:

Distribution

Distribution Services. We have sophisticated pick, pack and ship operations, which allows us to efficiently receive shipments from our OEM suppliers and fill orders from our reseller customers. We generally stock or otherwise have access to the inventory of our OEM suppliers to satisfy the demands of our reseller customers.

Logistics Services. We provide logistics support to our reseller customers such as outsourced fulfillment, virtual distribution and direct ship to end-users. Other logistics support activities we provide include generation of customized shipping documents, multi-level serial number tracking for customized, configured products and online order and shipment tracking. We also provide logistics support both individually and in bulk directly to resellers, other distributors and end-users.

Online Services. We maintain EDI and web-based communication links with many of our reseller customers. These links improve the speed and efficiency of our transactions with our reseller customers by enabling them to search for products, check inventory availability and prices, configure systems, place and track orders, receive invoices, review account status and process returns. We also have web-application software that allows our resellers or their end-user customers to order software and take delivery online.

Financing Services. We offer our reseller customers a wide range of financing options, including net terms, third party leasing and floor plan financing, letters of credit and arrangements where we collect payment directly from the end-user. The availability and terms of our financing services are subject to our credit policies or those of third party financing providers to our reseller customers.

Marketing Services. We offer our OEM suppliers a full range of marketing activities targeting specific resellers, including direct mail, external media advertising, reseller product training, targeted telemarketing campaigns, national and regional trade shows and web-based marketing. Web-based marketing includes customized areas of our Web Site that focus on an OEM suppliers' products, programs, and services; web banners; web casts designed to allow an OEM supplier to make presentations to a targeted group of resellers; and web-based training.

Demand Generation Marketing. We offer a system that generates awareness and demand for products and services, including business and channel development, integrated sales and marketing campaigns, lead development and product marketing strategic planning and consulting.

Technical Support Services. We provide our reseller customers technical support services, including pre- and post-sale support. We also resell remote monitoring and management and outsourced technical support offerings that are performed by technical engineers located in India. The offerings are provided by Microland, a company in which we have a minority ownership interest.

Contract Assembly

Materials Procurement and Management. We provide our contract assembly customers with materials procurement and management activities including planning, purchasing, expediting and warehousing system components and materials used in the assembly process. Because we distribute many of the system components used in the assembly of our contract assembly customers' products, our assembly customers are able to minimize their inventory risk by taking advantage of the terms and conditions of our distribution relationships. In addition, we also offer increased inventory availability to our contract assembly customers because we stock items for both distribution and assembly.

Assembly Services. We provide our OEM assembly customers with systems design, build-to-order, or BTO, and configure-to-order, or CTO, assembly capabilities. BTO assembly consists of building a group of systems with the same pre-defined specifications, generally for our OEM customers' inventory. CTO assembly consists of building a customized system for an OEM customer's individual order specifications. We possess adequate systems and assembly flexibility to produce both large and small volumes of products that include numerous configurations. We also offer production value added services such as kitting, reconfiguration, asset tagging and hard drive imaging.

Joint Design and Manufacturing Services. We offer contract design and manufacturing services to OEMs through our relationship with our largest indirect stockholder, MiTAC International. MiTAC International's design capabilities complement our system assembly capabilities and allow us to deliver a complete design-to-delivery solution for our OEM customers.

Sales and Marketing

As of November 30, 2005, we employed 800 sales and marketing professionals. We serve our large commercial and government reseller customers through dedicated sales professionals. We market to smaller resellers through dedicated regional sales teams. In addition, we have dedicated product marketing and sales specialists that focus on the sale and promotion of the products of selected suppliers. These specialists are also directly involved in establishing new relationships with leading OEMs to create demand for their products and services and with resellers for their customers' needs. Our sales and marketing professionals are complemented by members of our executive management team who are integral in identifying potential new customer opportunities and ensuring customer satisfaction. We have sales offices in North and Latin America and Asia and attempt to locate our sales and marketing professionals in close proximity to our reseller customers.

We also have a sales team dedicated to cultivating new contract assembly opportunities with IT product OEMs. On selected opportunities, this team works with MiTAC International representatives to offer OEMs comprehensive outsourced supply chain solutions. This joint sales effort enables us to deliver complete design-to-delivery solutions for our OEM customers.

Our Operations

Distribution

We operate 16 distribution facilities in the United States, Canada, China and Mexico. Our distribution processes are highly automated to reduce errors, ensure timely order fulfillment and enhance the efficiency of our warehouse operations and back office administration. In North America, our distribution facilities are geographically dispersed to be near end-users and reseller customers. This regional strategy enables us to benefit from lower shipping costs and shorter delivery lead times to our customers. Furthermore, we track several performance measurements to continuously improve the efficiency and accuracy of our distribution operations. Our regional locations also enable us to make local deliveries and provide will-call fulfillment to more customers than if our distribution operations were centralized, resulting in better service to our customers. Our workforce is comprised of permanent and temporary employees, enabling us to respond to short-term changes in order activity.

Our proprietary IT systems and processes, along with technology solutions from leading warehouse automation providers, enable us to automate many of our distribution operations. For example, we use radio frequency and bar code scanning technologies in all of our warehouse operations to maintain real time inventory records, facilitate frequent cycle counts and improve the accuracy of order fulfillment. We use palm readers to capture real time labor cost data enabling efficient management of our daily labor costs. We also scan and archive receiving documents and generate electronic freight out vouchers to streamline our accounts payable administration.

To enhance the accuracy of our order fulfillment and protect our inventory from shrinkage, our systems also incorporate numerous controls. These controls include order weight checks, bar code scanning, and serial number profile verification to verify that the product shipped matches the customer order. We also use digital video imaging to record our small package shipping activities by order. These images and other warehouse and shipping data are available online to our customer service representatives enabling us to quickly respond to order inquiries by our customers.

Contract Assembly

We operate our principal assembly facilities in the United States and the United Kingdom. In our contract assembly business, we source materials, assemble IT systems, and ship completed products on behalf of our OEM customers. We generally assemble IT systems, including personal computers, workstations and servers, incorporating system components from our distribution inventory and other sources. Additionally, we perform production value added services, including kitting, asset tagging, hard-drive imaging and reconfiguration. Our contract assembly facilities are ISO 9001:2000 certified.

We focus on system level contract assembly rather than full service manufacturing in order to minimize our capital investments in our assembly business. Because of the variability of our assembly orders, our workforce is predominantly comprised of temporary workers. We also partner with MiTAC International to provide certain manufacturing capabilities, including design and printed circuit board assembly as these activities require extensive capital investments and labor.

International Operations

Approximately 20% and 17% of our total revenue for fiscal 2005 and 2004, respectively, originated outside of the United States. A key element in our business strategy has been to expand our global presence in order to provide our distribution and contract assembly capabilities to OEMs in locations that meet their regional requirements. Consistent with this strategy, we have established international operations in Canada, China, Mexico and the United Kingdom.

Purchasing

Product costs represent our single largest expense and IT product inventory is one of our largest working capital investments. Furthermore, product procurement from our OEM suppliers is a highly complex process that involves marketing incentive programs, rebate programs, price protection, volume and early payment discounts and other arrangements. Consequently, efficient and effective purchasing operations are critical to our success.

Our purchasing group works closely with many areas of our organization, especially our product managers who work closely with our OEM suppliers and our sales force, to understand the volume and mix of IT products that should be purchased. In addition, the purchasing group utilizes an internally developed, proprietary information systems application tool, which further aids the purchasing group in forecasting future product demand based on several factors, including past sales levels, expected product life cycle and current and projected economic conditions. Our information systems tool also tracks warehouse and channel inventory levels and open purchase orders on a real-time basis enabling us to stock inventory at a regional level closer to the customer as well as to actively manage our working capital resources. This level of automation allows for greater efficiencies of inventory management by replenishing and turning inventory, as well as placing purchase orders, on a more frequent basis. Furthermore, our systems tool also allows for automated checks and controls to prevent the generation of inaccurate orders.

The purchasing group is supported by employees based in China, who handle daily back-office routine functions such as purchase order issuance, changes to purchase orders and returns. Having a purchasing support team in China allows us to benefit from highly skilled and lower cost labor.

Managing our OEM supplier incentive programs is another critical function of our purchasing group. We attempt to maximize the benefit of incentives, rebates and volume and early payment discounts that our OEM suppliers offer us from time-to-time. We carefully evaluate these purchasing benefits relative to our product handling and carrying costs so that we do not over-invest in our inventory. We also closely monitor inventory levels on a product-by-product basis and plan purchases to take advantage of OEM supplier provided price protection. By managing inventory levels at each of our regional distribution facilities, we can minimize our shipping costs by stocking products near to our resellers and their end-user customers.


Form 10-K

Financial Services

We offer various credit terms to our customers as well as prepayment, credit card and cash on delivery terms. We also collect outstanding accounts receivable on behalf of our reseller customers in certain markets. In issuing credit to our reseller customers, we closely and continually monitor their credit worthiness through our information systems, which contain detailed information on each customer's payment history, as well as through periodic detailed credit file reviews by our financial services staff. In addition, we participate in a North American credit association whose members exchange customer credit rating information. We have also purchased credit insurance in some geographies to further control credit risks. Finally, we establish reserves for estimated credit losses in the normal course of business.

We also sell to certain reseller customers where the transactions are financed by a third party floor plan financing company. The expenses charged by these financing companies will be subsidized either by our OEM suppliers or paid by us. We generally receive payment from these financing institutions within 15 to 30 days from the date of sale, depending on the specific arrangement.

Information Technology

Our IT systems manage the entire order cycle, including processing customer orders, production planning, customer billing and payment tracking. These internally developed IT systems make our distribution and contract assembly operations more efficient and provide visibility into all aspects of our operations. We believe our IT infrastructure is scalable to support further growth. The continuing enhancement of our IT systems facilitates improved product and inventory management, streamlines order and delivery processes, and increases operational flexibility. Having a common enterprise resource-planning platform allows us to quickly respond to fluctuations in our customers' orders in different parts of the world and facilitates simultaneous product introduction in multiple regions while providing visibility into product availability.

To allow our customers and suppliers to communicate and transact business with us in an efficient and consistent manner, we have implemented a mix of proprietary and off-the-shelf software programs, which integrate our IT systems with those of our customers and suppliers. In particular, we maintain EDI and web-based communication links with many of our reseller customers to enable them to search for products, check real-time price, inventory availability and specifications, place and track orders, receive invoices and process returns. We plan to continue making significant investments in our IT systems to facilitate the flow of information, increase our efficiency and lower transaction costs.

Competition

We operate in a highly competitive environment, both in the United States and internationally. The IT product distribution and contract assembly industries are characterized by intense competition, based primarily on product availability, credit availability, price, speed and accuracy of delivery, ability to tailor specific solutions to customer needs, quality and depth of product lines, pre-sale and post-sale technical support, flexibility and timely response to design changes, technological capabilities, product quality, service and support. We compete with a variety of regional, national and international IT product distributors and contract manufacturers.

Our current major competitors in IT product distribution include Bell Microproducts, Ingram Micro, ScanSource and Tech Data and, to a lesser extent, regional distributors. We also face competition from our OEM suppliers, which also sell directly to resellers and end-users. The distribution industry has recently undergone, and continues to undergo, major consolidation. During this period, a number of significant players within the IT distribution industry exited or merged with other players within the distribution market. We have participated in this consolidation through our acquisitions of Merisel Canada, Gates/Arrow and EMJ Data Systems Limited, and we are continuing to evaluate other opportunities.

Our current competitors in contract assembly include Benchmark Electronics, Sanmina-SCI and Solectron, as well as other electronic manufacturing service providers and original design manufacturers. We also face competition from the manufacturing and assembly operations of our current and potential customers, which continually evaluate the relative benefits of internal manufacturing and assembly compared to outsourcing.

Many of our competitors are substantially larger and have greater financial, operating, manufacturing and marketing resources than us. Some of our competitors may have broader geographic breadth and range of services than us and may have more developed relationships with their existing customers. We attempt to offset our scale disadvantage by focusing on a limited number of leading OEMs to represent, running the most efficient and low cost operation possible and offering a high level of customer service.

Employees

As of November 30, 2005, we had 2,026 full-time employees, including 800 in sales and marketing, 955 in distribution and assembly operations, and 271 in executive, finance, IT and administration. Given the variability in our business and the quick response time required by customers, it is critical that we are able to rapidly ramp-up and ramp-down our production capabilities to maximize efficiency. As a result, we frequently use a significant number of temporary or contract workers, which totaled approximately 485 at November 30, 2005. Our employees are not represented by a labor union nor are they covered by a collective bargaining agreement. We consider our employee relations to be good.

Available Information

Our Web Site is http://www.synnex.com. We make available free of charge, on or through our Web Site, our annual, quarterly and current reports, as well as any amendments to these reports, as soon as reasonably practicable after electronically filing these reports with the Securities and Exchange Commission ("SEC"). Information contained on our Web Site is not a part of this report. We have adopted a code of ethics applicable to our principal executive, financial and accounting officers. We make available free of charge, on or through our Web Site's investor relations page, our code of ethics.

The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements of the Company. All reports that the Company files with the SEC may be read and copied at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC, 20549. Information about the operation of the Public Reference Room can be obtained by calling the SEC at 1-202-551-8090.

Item 1A. ***Risk Factors.***

The following are certain risk factors that could affect our business, financial results and results of operations. These risk factors should be considered in connection with evaluating the forward-looking statements contained in this Annual Report on Form 10-K because these factors could cause the actual results and conditions to differ materially from those projected in the forward-looking statements. Before you buy our common stock, you should know that making such an investment involves some risks, including the risks described below. The risks that have highlighted here are not the only ones that we face. If any of the risks actually occur, our business, financial condition or results of operations could be negatively affected. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We anticipate that our revenue and operating results will fluctuate, which could adversely affect the price of our common stock.

Our operating results have fluctuated and will fluctuate in the future as a result of many factors, including:

- general economic conditions and level of IT spending;
- the loss or consolidation of one or more of our significant OEM suppliers or customers;
- market acceptance, product mix and life of the products we assemble and distribute;
- competitive conditions in our industry that impact our margins;
- pricing, margin and other terms with our OEM suppliers; and
- variations in our levels of excess inventory and doubtful accounts, and changes in the terms of OEM supplier-sponsored programs, such as price protection and return rights.

Form 10-K

Although we attempt to control our expense levels, these levels are based, in part, on anticipated revenue. Therefore, we may not be able to control spending in a timely manner to compensate for any unexpected revenue shortfall.

Our operating results also are affected by the seasonality of the IT products industry. We have historically experienced higher sales in our fourth fiscal quarter due to patterns in the capital budgeting, federal government spending and purchasing cycles of end-users. These patterns may not be repeated in subsequent periods.

You should not rely on period-to-period comparisons of our operating results as an indication of future performance. The results of any quarterly period are not indicative of results to be expected for a full fiscal year. In future quarters, our operating results may be below our expectations or those of our public market analysts or investors, which would likely cause our share price to decline. For example, in March 2005, we announced that our revenue and net income for the three months ended February 28, 2005 would be lower than our previously released guidance and, as a result, our share price subsequently declined substantially.

We depend on a small number of OEMs to supply the IT products that we sell and the loss of, or a material change in, our business relationship with a major OEM supplier could adversely affect our business, financial position and operating results.

Our future success is highly dependent on our relationships with a small number of OEM suppliers. Sales of HP and IBM products represented approximately 28% and 5%, respectively, of our total revenue in fiscal 2005 and approximately 28% and 12%, respectively, of our total revenue in fiscal 2004. The decline in sales of IBM products was a result of IBM selling its PC division to Lenovo, with whom we have an ongoing business relationship. Our OEM supplier agreements typically are short-term and may be terminated without cause upon short notice. For example, our agreement with HP will expire on May 31, 2006. The loss or deterioration of our relationships with a major OEM supplier, the authorization by OEM suppliers of additional distributors, the sale of products by OEM suppliers directly to our reseller customers and end-users, or our failure to establish relationships with new OEM suppliers or to expand the distribution and supply chain services that we provide OEM suppliers could adversely affect our business, financial position and operating results. In addition, OEM suppliers may face liquidity or solvency issues that in turn could negatively affect our business and operating results.

Our business is also highly dependent on the terms provided by our OEM suppliers. Generally, each OEM supplier has the ability to change the terms and conditions of its sales agreements, such as reducing the amount of price protection and return rights or reducing the level of purchase discounts, rebates and marketing programs available to us. From time to time we may conduct business with a supplier without a formal agreement because the agreement has expired or otherwise. In such case, we are subject to additional risk with respect to products, warranties and returns, and other terms and conditions. If we are unable to pass the impact of these changes through to our reseller customers, our business, financial position and operating results could be adversely affected.

Our gross margins are low, which magnifies the impact of variations in revenue, operating costs and bad debt on our operating results.

As a result of significant price competition in the IT products industry, our gross margins are low, and we expect them to continue to be low in the future. Increased competition arising from industry consolidation and low demand for certain IT products may hinder our ability to maintain or improve our gross margins. These low gross margins magnify the impact of variations in revenue, operating costs and bad debt on our operating results. A portion of our operating expenses is relatively fixed, and planned expenditures are based in part on anticipated orders that are forecasted with limited visibility of future demand. As a result, we may not be able to reduce our operating expenses as a percentage of revenue to mitigate any further reductions in gross margins in the future. If we cannot proportionately decrease our cost structure in response to competitive price pressures, our business and operating results could suffer.

We also receive purchase discounts and rebates from OEM suppliers based on various factors, including sales or purchase volume and breadth of customers. A decrease in net sales could negatively affect the level of volume rebates received from our OEM suppliers and thus, our gross margins. Because some rebates from OEM suppliers are based on percentage increases in sales of products, it may become more difficult for us to achieve the percentage growth in sales required for larger discounts due to the current size of our revenue base. A decrease or elimination of purchase discounts and rebates from our OEM suppliers would adversely affect our business and operating results.

Because we sell on a purchase order basis, we are subject to uncertainties and variability in demand by our reseller and contract assembly customers, which could decrease revenue and adversely affect our operating results.

We sell to our reseller and contract assembly customers on a purchase order basis rather than pursuant to long-term contracts or contracts with minimum purchase requirements. Consequently, our sales are subject to demand variability by our reseller and contract assembly customers. The level and timing of orders placed by our reseller and contract assembly customers vary for a variety of reasons, including seasonal buying by end-users, the introduction of new hardware and software technologies and general economic conditions. Customers submitting a purchase order may cancel, reduce or delay their orders. If we are unable to anticipate and respond to the demands of our reseller and contract assembly customers, we may lose customers because we have an inadequate supply of products, or we may have excess inventory, either of which may harm our business, financial position and operating results.

We are subject to the risk that our inventory value may decline, and protective terms under our OEM supplier agreements may not adequately cover the decline in value, which in turn may harm our business, financial position and operating results.

The IT products industry is subject to rapid technological change, new and enhanced product specification requirements, and evolving industry standards. These changes may cause inventory on hand to decline substantially in value or to rapidly become obsolete. Most of our OEM suppliers offer limited protection from the loss in value of inventory. For example, we can receive a credit from many OEM suppliers for products held in inventory in the event of a supplier price reduction. In addition, we have a limited right to return a certain percentage of purchases to most OEM suppliers. These policies are subject to time restrictions and do not protect us in all cases from declines in inventory value. In addition, our OEM suppliers may become unable or unwilling to fulfill their protection obligations to us. The decrease or elimination of price protection or the inability of our OEM suppliers to fulfill their protection obligations could lower our gross margins and cause us to record inventory write-downs. If we are unable to manage our inventory with our OEM suppliers with a high degree of precision, we may have insufficient product supplies or we may have excess inventory, resulting in inventory write downs, either of which may harm our business, financial position and operating results.

We depend on OEM suppliers to maintain an adequate supply of products to fulfill customer orders on a timely basis, and any supply shortages or delays could cause us to be unable to timely fulfill orders, which in turn could harm our business, financial position and operating results.


Form 10-K

Our ability to obtain particular products in the required quantities and to fulfill reseller customer orders on a timely basis is critical to our success. In most cases, we have no guaranteed price or delivery agreements with our OEM suppliers. We occasionally experience a supply shortage of certain products as a result of strong demand or problems experienced by our OEM suppliers. If shortages or delays persist, the price of those products may increase, or the products may not be available at all. In addition, our OEM suppliers may decide to distribute, or to substantially increase their existing distribution business, through other distributors, their own dealer networks, or directly to resellers. Accordingly, if we are not able to secure and maintain an adequate supply of products to fulfill our reseller customer orders on a timely basis, our business, financial position and operating results may be adversely affected.

We may suffer adverse consequences from changing interest rates.

Our short-term borrowings and off-balance sheet arrangements are variable rate obligations that could expose us to interest rate risks. At November 30, 2005, we had approximately $274.8 million in such variable rate obligations. If interest rates increase, our interest expense would increase, which would negatively affect our net income. Additionally, increasing interest rates may increase our future borrowing costs and restrict our access to capital.

A portion of our revenue is financed by floor plan financing companies and any termination or reduction in these financing arrangements could increase our financing costs and harm our business and operating results.

A portion of our distribution revenue is financed by floor plan financing companies. Floor plan financing companies are engaged by our customers to finance, or "floor," the purchase of products from us. In exchange for a fee, we transfer the risk of loss on the sale of our products to the floor plan companies. We currently receive payment from these financing companies within approximately 15 to 30 business days from the date of the sale, which allows our business to operate at much lower relative working capital levels than if such programs were not available. If these floor plan arrangements are terminated or substantially reduced, the need for more working capital and the increased financing cost could harm our business and operating results. We have not experienced any termination or significant reduction in floor plan arrangements in the past.

We have significant credit exposure to our reseller customers, and negative trends in their businesses could cause us significant credit loss and negatively impact our cash flow and liquidity position.

We extend credit to our reseller customers for a significant portion of our sales to them. Resellers have a period of time, generally 30 days after the date of invoice, to make payment. As a result, we are subject to the risk that our reseller customers will not pay for the products they purchase. In addition, our Mexico subsidiary has entered into a contract with a Mexico reseller customer which involves extended payment terms and could expose us to additional collection risks. Our credit exposure risk may increase due to liquidity or solvency issues experienced by our resellers as a result of an economic downturn or a decrease in IT spending by end-users. If we are unable to collect payment for products we ship to our reseller customers or if our reseller customers are unable to timely pay for the products we ship to them, it will be more difficult or costly to utilize receivable-based financing, which could negatively impact our cash flow and liquidity position.

We experienced theft of product from our warehouses and future thefts could harm our operating results.

From time to time we have experienced incidents of theft at various facilities. In fiscal 2003 and fiscal 2005 we experienced theft as a result of break-ins at four of our warehouses in which approximately $12.9 million of inventory was stolen. Based on our investigation, discussions with local law enforcement and meetings with federal authorities, we believe the thefts at our warehouses were part of an organized crime effort that targeted a number of technology equipment warehouses throughout the United States.

As a result of the losses in 2003, we reduced our inventory value by $9.4 million, and recorded estimated proceeds, net of deductibles as a receivable from our insurance company, included within "other current assets" on our balance sheet as of November 30, 2003. In January 2004 we received a final settlement from our insurance company that amounted to substantially all of the receivables recorded as of November 30, 2003.

In March 2005 approximately $4.0 million of inventory was stolen from our facility in the City of Industry, California. We subsequently recovered approximately $0.5 million through law enforcement and federal authorities. We filed a claim with our insurance provider for the amount of the loss, less a small deductible. We have received substantially all of the claimed amount.

These types of incidents may make it more difficult or expensive for us to obtain theft coverage in the future. In the future, incidents of theft may re-occur for which we may not be fully insured.

A significant portion of our contract assembly revenue comes from a single customer, and any decrease in sales from this customer could adversely affect our revenue.

As a result of product transitions, product life cycle, product acceptance and pricing pressure, our business with Sun Microsystems, our primary contract assembly customer, has decreased. Sun Microsystems accounted for approximately $486 million or 93% of our contract assembly revenue in fiscal 2005 and approximately $536 million or 93% in fiscal 2004. Our contract assembly business will remain dependent on our relationship with Sun Microsystems in the foreseeable future, subjecting us to risks with respect to the success and life cycle of Sun Microsystems products we assemble and the pricing terms we negotiate with Sun Microsystems and our suppliers. Accordingly, if we are unable to assemble new and successful products for Sun Microsystems on appropriate pricing terms, our business and operating results would be adversely affected.

The future success of our relationship with Sun Microsystems also depends on MiTAC International continuing to work with us to service Sun Microsystems' requirements at an appropriate cost. We rely on MiTAC International to manufacture and supply subassemblies and components for the computer systems we assemble for Sun Microsystems. As MiTAC International's ownership interest in us decreases, MiTAC International's interest in the success of our business and operations may decrease as well. If we are unable to maintain our relationship and appropriate pricing terms with MiTAC International, our relationship with Sun Microsystems could suffer, which in turn could harm our business, financial position and operating results. In addition, if we were unable to obtain assembly contracts for new and successful products our business and operating results would suffer.

We have pursued and intend to continue to pursue strategic acquisitions or investments in new markets and may encounter risks associated with these activities, which could harm our business and operating results.

We have in the past pursued and in the future expect to pursue acquisitions of, or investments in, businesses and assets in new markets, either within or outside the IT products industry, that complement or expand our existing business. Our acquisition strategy involves a number of risks, including:

- difficulty in successfully integrating acquired operations, IT systems, customers, OEM supplier and partner relationships, products and businesses with our operations;
- loss of key employees of acquired operations or inability to hire key employees necessary for our expansion;

- diversion of our capital and management attention away from other business issues;
- an increase in our expenses and working capital requirements;
- in the case of acquisitions that we may make outside of the United States, difficulty in operating in foreign countries and over significant geographical distances; and
- other financial risks, such as potential liabilities of the businesses we acquire.


Form 10-K

Our growth may be limited and our competitive position may be harmed if we are unable to identify, finance and complete future acquisitions. We believe that further expansion may be a prerequisite to our long-term success as some of our competitors in the IT product distribution industry have larger international operations, higher revenues and greater financial resources than us. We have incurred costs and encountered difficulties in the past in connection with our acquisitions and investments. For example, our operating margins were initially adversely affected as a result of our acquisition of Merisel Canada Inc. and we have written off substantial investments in the past, one of which was eManage.com, Inc. Also, our acquisition of EMJ Data Systems, Ltd., or EMJ, caused an initial negative effect on our operating margins as we integrated EMJ's systems, operations and personnel. Future acquisitions may result in dilutive issuances of equity securities, the incurrence of additional debt, large write-offs, a decrease in future profitability, or future losses. The incurrence of debt in connection with any future acquisitions could restrict our ability to obtain working capital or other financing necessary to operate our business. Our recent and future acquisitions or investments may not be successful, and if we fail to realize the anticipated benefits of these acquisitions or investments, our business and operating results could be harmed.

We are dependent on a variety of IT and telecommunications systems, and any failure of these systems could adversely impact our business and operating results.

We depend on IT and telecommunications systems for our operations. These systems support a variety of functions, including inventory management, order processing, shipping, shipment tracking and billing.

Failures or significant downtime of our IT or telecommunications systems could prevent us from taking customer orders, printing product pick-lists, shipping products or billing customers. Sales also may be affected if our reseller customers are unable to access our price and product availability information. We also rely on the Internet, and in particular electronic data interchange, or EDI, for a large portion of our orders and information exchanges with our OEM suppliers and reseller customers. The Internet and individual web sites have experienced a number of disruptions and slowdowns, some of which were caused by organized attacks. In addition, some web sites have experienced security breakdowns. If we were to experience a security breakdown, disruption or breach that compromised sensitive information, it could harm our relationship with our OEM suppliers or reseller customers. Disruption of our web site or the Internet in general could impair our order processing or more generally prevent our OEM suppliers or reseller customers from accessing information. The occurrence of any of these events could have an adverse effect on our business and operating results.

We rely on independent shipping companies for delivery of products, and price increases or service interruptions from these carriers could adversely affect our business and operating results.

We rely almost entirely on arrangements with independent shipping companies, such as FedEx and UPS, for the delivery of our products from OEM suppliers and delivery of products to reseller customers. Freight and shipping charges can have a significant impact on our gross margin. As a result, an increase in freight surcharges due to rising fuel cost or general price increases will have an immediate adverse effect on our margins, unless we are able to pass the increased charges to our reseller customers or renegotiate terms with our OEM suppliers. In addition, in the past, UPS has experienced work stoppages due to labor negotiations with management. The termination of our arrangements with one or more of these independent shipping companies, the failure or inability of one or more of these independent shipping companies to deliver products, or the unavailability of their shipping services, even temporarily, could have an adverse effect on our business and operating results.

Because we conduct substantial operations in China, risks associated with economic, political and social events in China could negatively affect our business and operating results.

A substantial portion of our IT systems operations, including our IT systems support and software development operations, is located in China. In addition, we also conduct general and administrative activities from our facility in China. As of November 30, 2005, we had 414 personnel located in China. We expect to increase our operations in China in the future. Our operations in China are subject to a number of risks relating to China's economic and political systems, including:

- a government controlled foreign exchange rate and limitations on the convertibility of the Chinese renminbi;
- extensive government regulation;
- changing governmental policies relating to tax benefits available to foreign-owned businesses;
- the telecommunications infrastructure;
- a relatively uncertain legal system; and
- uncertainties related to continued economic and social reform.

In addition, external events in Asia, such as the 2003 outbreak of severe acute respiratory syndrome, or SARS, and heightened political tensions in this region may adversely affect our business by disrupting the IT supply chain, restricting travel or interfering with the electronic and communications infrastructure.

Our IT systems are an important part of our global operations. Any significant interruption in service, whether resulting from any of the above uncertainties, natural disasters or otherwise, could result in delays in our inventory purchasing, errors in order fulfillment, reduced levels of customer service and other disruptions in operations, any of which could cause our business and operating results to suffer.

Changes in foreign exchange rates and limitations on the convertibility of foreign currencies could adversely affect our business and operating results.

In fiscal 2005 and 2004, approximately 20% and 17%, respectively, of our total revenue was generated outside the United States. Most of our international revenue, cost of revenue and operating expenses are denominated in foreign currencies. We presently have currency exposure arising from both sales and purchases denominated in foreign currencies. Changes in exchange rates between foreign currencies and the U.S. dollar may adversely affect our operating margins. For example, if these foreign currencies appreciate against the U.S. dollar, it will make it more expensive in terms of U.S. dollars to purchase inventory or pay expenses with foreign currencies. This could have a negative impact to us if revenue related to these purchases are transacted in U.S. dollars. In addition, currency devaluation can result in a loss to us if we hold deposits of that currency as well as make our products, which are usually purchased by us with U.S. dollars, relatively more expensive than products manufactured locally. We currently conduct only limited hedging activities, which involve the use of currency forward contracts. Hedging foreign currencies can be risky. For example, in fiscal 2003 we incurred $3.7 million of foreign currency transaction losses as a result of purchases of forward contracts not conducted within our normal hedging practices and procedures, combined with a weakening U.S. dollar. There is also additional risk if the currency is not freely or actively traded. Some currencies, such as the Chinese Renminbi, are subject to limitations on conversion into other currencies, which can limit our ability to hedge or to otherwise react to rapid foreign currency devaluations. We cannot predict the impact of future exchange rate fluctuations on our business and operating results.

Because of the experience of our key personnel in the IT products industry and their technological expertise, if we were to lose any of our key personnel, it could inhibit our ability to operate and grow our business successfully.

We operate in the highly competitive IT products industry. We are dependent in large part on our ability to retain the services of our key senior executives and other technical experts and personnel. Our employees and executives do not have employment agreements. Furthermore, we do not carry "key person" insurance coverage for any of our key executives. We compete for qualified senior management and technical personnel. The loss of, or inability to hire, key executives or qualified employees could inhibit our ability to operate and grow our business successfully.

Form 10-K

We may become involved in intellectual property or other disputes that could cause us to incur substantial costs, divert the efforts of our management, and require us to pay substantial damages or require us to obtain a license, which may not be available on commercially reasonable terms, if at all.

We may from time to time receive notifications alleging infringements of intellectual property rights allegedly held by others relating to our business or the products we sell or assemble for our OEM suppliers and others. Litigation with respect to patents or other intellectual property matters could result in substantial costs and diversion of management and other resources and could have an adverse effect on our business. Although we generally have various levels of indemnification protection from our OEM suppliers and contract assembly customers, in many cases any indemnification to which we may be entitled is subject to maximum limits or other restrictions. In addition, we have developed proprietary IT systems that play an important role in our business. If any infringement claim is successful against us and if indemnification is not available or sufficient, we may be required to pay substantial damages or we may need to seek and obtain a license of the other party's intellectual property rights. We may be unable to obtain such a license on commercially reasonable terms, if at all.

We are from time to time involved in other litigation in the ordinary course of business. For example, we are currently defending a trademark infringement action and a civil matter involving third party investors in eManage.com, Inc. and are appealing the $4.2 million judgment entered against Daisytek (Canada), Inc., a former wholly owned subsidiary of EMJ, by the U.S. District Court for the Northern District of Texas. We may not be successful in defending these or other claims. Regardless of the outcome, litigation could result in substantial expense and could divert the efforts of our management.

Because of the capital-intensive nature of our business, we need continued access to capital, which, if not available to us or if not available on favorable terms, could harm our ability to operate or expand our business.

Our business requires significant levels of capital to finance accounts receivable and product inventory that is not financed by trade creditors. If cash from available sources is insufficient, proceeds from our accounts receivable securitization program are limited or cash is used for unanticipated needs, we may require additional capital sooner than anticipated. In the event we are required, or elect, to raise additional funds, we may be unable to do so on favorable terms, or at all. Our current and future indebtedness could adversely affect our operating results and severely limit our ability to plan for, or react to, changes in our business or industry. We could also be limited by financial and other restrictive covenants in any credit arrangements, including limitations on our borrowing of additional funds and issuing dividends. Furthermore, the cost of debt financing has increased recently and could significantly increase in the future, making it cost prohibitive to borrow, which could force us to issue new equity securities.

If we issue new equity securities, existing stockholders may experience additional dilution, or the new equity securities may have rights, preferences or privileges senior to those of existing holders of common stock. If we cannot raise funds on acceptable terms, we may not be able to take advantage of future opportunities or respond to competitive pressures or unanticipated requirements. Any inability to raise additional capital when required could have an adverse effect on our business and operating results.

The terms of our indebtedness agreements impose significant restrictions on our ability to operate which in turn may negatively affect our ability to respond to business and market conditions and therefore have an adverse effect on our business and operating results.

As of November 30, 2005, we had approximately $29.7 million in outstanding short and long-term borrowings under term loans and lines of credit, excluding trade payables. As of November 30, 2005, approximately $274.8 million of our accounts receivable were sold to and held by two financial institutions under our accounts receivable securitization program. The terms of our current indebtedness agreements restrict, among other things, our ability to:

- incur additional indebtedness;
- pay dividends or make certain other restricted payments;
- consummate certain asset sales or acquisitions;
- enter into certain transactions with affiliates; and
- merge, consolidate or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets.

We are also required to maintain specified financial ratios and satisfy certain financial condition tests, including minimum net worth and fixed charge coverage ratio as outlined in our senior secured revolving line of credit arrangement. We may be unable to meet these ratios and tests, which could result in the acceleration of the repayment of the related debt, the termination of the facility or the increase in our effective cost of funds. As a result, our ability to operate may be restricted and our ability to respond to business and market conditions limited, which could have an adverse effect on our business and operating results.

We have significant operations concentrated in Northern California, South Carolina, Toronto and Beijing and any disruption in the operations of our facilities could harm our business and operating results.

Our worldwide operations could be subject to natural disasters and other business disruptions, which could seriously harm our revenue and financial condition and increase our costs and expenses. We have significant operations in our facilities located in Fremont, California, Greenville, South Carolina, Toronto, Canada and Beijing, China. As a result, any prolonged disruption in the operations of our facilities, whether due to technical difficulties, power failures, break-ins, destruction or damage to the facilities as a result of a natural disaster, fire or any other reason, could harm our operating results. We currently do not have a formal disaster recovery plan and may not have sufficient business interruption insurance to compensate for losses that could occur.

Global health, economic, political and social conditions may harm our ability to do business, increase our costs and negatively affect our stock price.

External factors such as potential terrorist attacks, acts of war, geopolitical and social turmoil or epidemics such as SARS and other similar outbreaks in many parts of the world could prevent or hinder our ability to do business, increase our costs and negatively affect our stock price. For example, increased instability may adversely impact the desire of employees and customers to travel, the reliability and cost of transportation, our ability to obtain adequate insurance at reasonable rates or require us to incur increased costs for security measures for our domestic and international operations. These uncertainties make it difficult for us and our customers to accurately plan future business activities. More generally, these geopolitical social and economic conditions could result in increased volatility in the United States and worldwide financial markets and economy. We are predominantly uninsured for losses and interruptions caused by terrorist acts and acts of war.

Part of our business is conducted outside of the United States, exposing us to additional risks that may not exist in the United States, which in turn could cause our business and operating results to suffer.

We have international operations in Canada, China, Mexico and the United Kingdom. In fiscal 2005 and 2004, approximately 20% and 17%, respectively, of our total revenue was generated outside the United States. In fiscal 2005 and 2004, approximately 16% and 12%, respectively, of our total revenue was generated in Canada. No other country or region accounted for more than 10% of our total revenue. Our international operations are subject to risks, including:


Form 10-K

- political or economic instability;
- changes in governmental regulation;
- changes in import/export duties;
- trade restrictions;
- difficulties and costs of staffing and managing operations in certain foreign countries;
- work stoppages or other changes in labor conditions;
- difficulties in collecting of accounts receivables on a timely basis or at all;
- taxes; and
- seasonal reductions in business activity in some parts of the world.

We may continue to expand internationally to respond to competitive pressure and customer and market requirements. Establishing operations in any other foreign country or region presents risks such as those described above as well as risks specific to the particular country or region. In addition, until a payment history is established over time with customers in a new geography or region, the likelihood of collecting receivables generated by such operations could be less than our expectations. As a result, there is a greater risk that reserves set with respect to the collection of such receivables may be inadequate. In addition, our Mexico subsidiary has entered into a contract with a Mexico reseller customer which involves extended payment terms and could expose us to additional collection risks. Further, if our international expansion efforts in any foreign country are unsuccessful, we may decide to cease operations, which would likely cause us to incur similar additional expenses and loss.

In addition, changes in policies or laws of the United States or foreign governments resulting in, among other things, higher taxation, currency conversion limitations, restrictions on fund transfers or the expropriation of private enterprises, could reduce the anticipated benefits of our international expansion. Furthermore, any actions by countries in which we conduct business to reverse policies that encourage foreign trade or investment could adversely affect our business. If we fail to realize the anticipated revenue growth of our future international operations, our business and operating results could suffer.

Risks Related to Our Relationship with MiTAC International

We rely on MiTAC International for certain manufacturing and assembly services and the loss of these services would require us to seek alternate providers that may charge us more for their services.

We rely on MiTAC International to manufacture and supply subassemblies and components for some of our contract assembly customers, including Sun Microsystems, our primary contract assembly customer, and our reliance on MiTAC International may increase in the future. Our relationship with MiTAC International has been informal and is not governed by long-term commitments or arrangements with respect to pricing terms, revenue or capacity commitments. Accordingly, we negotiate manufacturing and pricing terms on a project-by-project basis, based on manufacturing services rendered by MiTAC International or us. As MiTAC's ownership interest in us decreases, MiTAC's interest in the success of our business and operations may decrease as well. In the event MiTAC International no longer provides such services and components to us, we would need to find an alternative source for these services and components. We may be unable to obtain alternative services and components on similar terms, which may in turn increase our manufacturing costs. In addition, we may not find manufacturers with sufficient capacity, which may in turn lead to shortages in our product supplies. Increased costs and products shortages could harm our business and operating results.

Our business relationship with MiTAC International has been and will continue to be negotiated as related parties and therefore may not be the result of arms'-length negotiations between independent parties. Our relationship, including pricing and other material terms with our shared customers or with MiTAC International, may or may not be as advantageous to us as the terms we could have negotiated with unaffiliated third parties. We have a joint sales and marketing agreement with MiTAC International, pursuant to which both parties agree to use their commercially reasonable efforts to promote the other party's service offerings to their respective customers who are interested in such product offerings. To date, there has not been a significant amount of sales attributable to the joint marketing agreement. This agreement does not provide for the terms upon which we negotiate manufacturing and pricing terms. These negotiations have been on a case-by-case basis. The agreement had an initial term of one year and will automatically renew for subsequent one-year terms unless either party provides written notice of non-renewal within 90 days of the end of any renewal term. The agreement may also be terminated without cause either by the mutual written agreement of both parties or by either party without cause upon 90 days prior written notice of termination to the other party. Either party may immediately terminate the agreement by providing written notice (a) of the other party's material breach of any provision of the agreement and failure to cure within 30 days, or (b) if the other party becomes bankrupt or insolvent. In addition, we are party to a general agreement with MiTAC International and Sun Microsystems under which we work with MiTAC International to provide contract assembly services to Sun Microsystems.

Some of our customer relationships evolved from relationships between such customers and MiTAC International and the loss of such relationships could harm our business and operating results.

Our relationship with Sun Microsystems and some of our other customers evolved from customer relationships that were initiated by MiTAC International. Our relationship with Sun Microsystems is a joint relationship with MiTAC International and us, and the future success of our relationship with Sun Microsystems depends on MiTAC International continuing to work with us to service Sun Microsystems' requirements. The original agreement between Sun Microsystems and MiTAC International was signed on August 28, 1999 and we became a party to the agreement on February 12, 2002. Substantially all of our contract assembly services to Sun Microsystems are covered by the general agreement. The agreement continues indefinitely until terminated in accordance with its terms. Sun Microsystems may terminate this agreement for any reason on 60 days written notice. Any party may terminate the agreement with written notice if one of the other parties materially breaches any provision of the agreement and the breach is incapable of being cured or is not cured within 30 days. The agreement may also be terminated on written notice if one of the other parties becomes bankrupt or insolvent. If we are unable to maintain our relationship with MiTAC International, our relationship with Sun Microsystems could suffer and we could lose other customer relationships or referrals, which in turn could harm our business, financial position and operating results.

There could be potential conflicts of interest between us and affiliates of MiTAC International, which could impact our business and operating results.

MiTAC International's and its affiliates' continuing beneficial ownership of our common stock could create conflicts of interest with respect to a variety of matters, such as potential acquisitions, competition, issuance or disposition of securities, election of directors, payment of dividends and other business matters. Similar risks could exist as a result of Matthew Miau's positions as our Chairman, the Chairman of MiTAC International and as a director or officer of MiTAC International's affiliated companies. For fiscal year 2005, Mr. Miau received a retainer of $225,000 from us. Compensation payable to Mr. Miau is based upon the recommendation of the Compensation Committee and subject to the approval of the Board of Directors. We also have adopted a policy requiring material transactions in which any of our directors has a potential conflict of interest to be approved by our Audit Committee, which is composed of disinterested members of the Board.

Synnex Technology International Corp., or Synnex Technology International, a publicly traded company based in Taiwan and affiliated with MiTAC International, currently provides distribution and fulfillment services to various markets in Asia and Australia, and is also a potential competitor of ours. Mitac Incorporated, a privately held company based in Taiwan and a separate entity from MiTAC International, directly and indirectly owns approximately 15.3% of Synnex Technology International and approximately 8.8% of MiTAC International. MiTAC International directly and indirectly owns 0.3% of Synnex Technology International and Synnex Technology International directly and indirectly owns approximately 0.5% of MiTAC International. In addition, MiTAC International directly and indirectly owns approximately 8.8% of Mitac Incorporated and Synnex Technology International directly and indirectly owns approximately 14.3% of Mitac Incorporated. Synnex Technology International indirectly through its ownership of Peer Developments Limited owns approximately 18.3% of our outstanding common stock. Neither MiTAC International nor Synnex Technology International is restricted from competing with us. In the future, we may increasingly compete with Synnex Technology International, particularly if our business in Asia expands or Synnex Technology International expands its business into geographies or customers we serve. Although Synnex Technology International is a separate entity from us, it is possible that there will be confusion as a result of the similarity of our names. Moreover, we cannot limit or control the use of the Synnex name by Synnex Technology International or MiTAC International, and our use of the Synnex name may be restricted as a result of registration of the name by Synnex Technology International or the prior use in jurisdictions where they currently operate.

As of November 30, 2005, our executive officers, directors and principal stockholders owned approximately 57% of our common stock and this concentration of ownership allows them to control all matters requiring stockholder approval and could delay or prevent a change in control of SYNNEX.

As of November 30, 2005, our executive officers, directors and principal stockholders owned approximately 57% of our outstanding common stock. In particular, MiTAC International and its affiliates, owned approximately 57% of our common stock.

MiTAC International and its affiliates own a controlling interest in us as of November 30, 2005. As a result, MiTAC International will be able to control the outcome of matters submitted to the stockholders including any acquisition or sale of us. In addition, MiTAC International's interests and ours may increasingly conflict. For example, we rely on MiTAC International for certain manufacturing and supply services and for relationships with certain key customers. As a result of a decrease in their ownership in us, we may lose these services and relationships, which may lead to increased costs to replace the lost services and the loss of certain key customers. We cannot predict the likelihood that we may incur increased costs or lose customers if MiTAC International's ownership percentage of us decreases in the future.

Risks Related to Our Industry

Volatility in the IT industry could have a material adverse effect on our business and operating results.

The IT industry in which we operate has experienced decreases in demand. Softening demand for our products and services caused by an ongoing economic downturn and over-capacity were responsible, in part, for a decline in our revenue in fiscal 2001, as well as problems with the saleability of inventory and collection of reseller customer receivables.

The North American economy and market conditions continue to be challenging in the IT industry. As a result, individuals and companies may delay or reduce expenditures, including those for IT products. While in the past we may have benefited from the consolidation in our industry resulting from the slowdown, further delays or reductions in IT spending in particular, and economic weakness generally, could have an adverse effect on our business and operating results.

Our distribution business may be adversely affected by some OEM suppliers' strategies to increase their direct sales, which in turn could cause our business and operating results to suffer.

Consolidation of OEM suppliers has resulted in fewer sources for some of the products that we distribute. This consolidation has also resulted in larger OEM suppliers that have significant operating and financial resources. Some OEM suppliers, including some of the leading OEM suppliers that we service, have been selling a greater volume of products directly to end-users, thereby limiting our business opportunities. If large OEM suppliers continue the trend to sell directly to our resellers, rather than use us as the distributor of their products, our business and operating results will suffer.

OEMs are limiting the number of supply chain service providers with which they do business, which in turn could negatively impact our business and operating results.

Currently, there is a trend towards reducing the number of authorized distributors used by OEM suppliers. As a smaller market participant in the IT product distribution and contract assembly industries, than some of our competitors, we may be more susceptible to loss of business from further reductions of authorized distributors or contract assemblers by IT product OEMs. For example, the termination of Sun Microsystems' contract assembly business with us would have a significant negative effect on our revenue and operating results. A determination by any of our primary OEMs to consolidate their business with other distributors or contract assemblers would negatively affect our business and operating results.

The IT industry is subject to rapidly changing technologies and process developments, and we may not be able to adequately adjust our business to these changes, which in turn would harm our business and operating results.

Dynamic changes in the IT industry, including the consolidation of OEM suppliers and reductions in the number of authorized distributors used by OEM suppliers, have resulted in new and increased responsibilities for management personnel and have placed, and continue to place, a significant strain upon our management, operating and financial systems and other resources. We may be unable to successfully respond to and manage our business in light of industry developments and trends. Also crucial to our success in managing our operations will be our ability to achieve additional economies of scale. Our failure to achieve these additional economies of scale or to respond to changes in the IT industry could adversely affect our business and operating results.

We are subject to intense competition in the IT industry, both in the United States and internationally, and if we fail to compete successfully, we will be unable to gain or retain market share.

We operate in a highly competitive environment, both in the United States and internationally. The IT product distribution and contract assembly industries are characterized by intense competition, based primarily on product availability, credit availability, price, speed of delivery, ability to tailor specific solutions to customer needs, quality and depth of product lines, pre-sale and post-sale technical support, flexibility and timely response to design changes, technological capabilities, service and support. We compete with a variety of regional, national and international IT product distributors and contract manufacturers and assemblers. In some instances, we also compete with our own customers, our own OEM suppliers and MiTAC International.

Our primary competitors are substantially larger and have greater financial, operating, manufacturing and marketing resources than us. Some of our competitors may have broader geographic breadth and range of services than us and may have more developed relationships with their existing customers. We may lose market share in the United States or in international markets, or may be forced in the future to reduce our prices in response to the actions of our competitors and thereby experience a reduction in our gross margins.

We may initiate other business activities, including the broadening of our supply chain capabilities, and may face competition from companies with more experience in those new areas. In addition, as we enter new areas of business, we may also encounter increased competition from current competitors or from new competitors, including some who may once have been our OEM suppliers or reseller customers. Increased competition and negative reaction from our OEM suppliers or reseller customers resulting from our expansion into new business areas may harm our business and operating results.


Form 10-K

Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new Securities and Exchange Commission, or SEC, regulations and New York Stock Exchange rules, are creating uncertainty for companies such as ours. These new or changed laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. As a result, our efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In particular, our ongoing efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our management's required assessment of our internal control over financial reporting and our independent registered public accounting firm's attestation of that assessment has required the commitment of significant financial and managerial resources. We expect these efforts to require the continued commitment of significant resources. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, our reputation may be harmed.

While we believe that we currently have adequate internal control over financial reporting, we are exposed to risks from legislation requiring companies to evaluate those internal controls.

Section 404 of the Sarbanes-Oxley Act of 2004 requires our management to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal control structure and procedures for financial reporting. We completed an evaluation of the effectiveness of our internal control over financial reporting for the fiscal year ended November 30, 2005, and we have an ongoing program to perform the system and process evaluation and testing necessary to continue to comply with these requirements. We expect to continue to incur increased expense and to devote additional management resources to Section 404 compliance. In the event that our chief executive officer, chief financial officer or independent registered public accounting firm determines that our internal control over financial reporting is not effective as defined under Section 404, investor perceptions and our reputation may be adversely affected and the market price of our stock could decline.

Changes to financial accounting standards may affect our results of operations and cause us to change our business practices.

We prepare our financial statements to conform to generally accepted accounting principles, or GAAP. These accounting principles are subject to interpretation by the Financial Accounting Standards Board, American Institute of Certified Public Accountants, the SEC and various bodies formed to interpret and create appropriate accounting policies. A change in those policies can have a significant effect on our reported results and may affect our reporting of transactions completed before a change is announced. Changes to those rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business. For example, accounting policies affecting many aspects of our business, including rules relating to employee stock option grants, have recently been revised or are under review. The FASB and other agencies have finalized changes to GAAP that will require us, starting in our quarter ending February 28, 2006, to record a charge to earnings for employee stock option grants and other equity incentives. We may have significant and ongoing accounting charges resulting from option grant and other equity incentive expensing that we expect will reduce our overall net income. In addition, since we historically have used equity-related compensation as a component of our total employee compensation program, the accounting change could make the use of equity-related compensation less attractive to us and therefore make it more difficult to attract and retain employees.

Risks Related to Our Common Stock

Our common stock has been subject to substantial price and volume fluctuations due to a number of factors, some of which are beyond our control.

Share prices and trading volumes for many distribution and contract assembly service related companies fluctuate widely for a number of reasons, including some reasons which may be unrelated to their businesses or results of operations. This market volatility, as well as general domestic or international economic, market and political conditions, could materially adversely affect the price of our common stock without regard to our operating performance. In addition, our operating results may be below the expectations of public market analysts and investors. If this were to occur, the market price of our common stock would likely decrease.

Significant fluctuations in the market price of our common stock could result in securities class action claims against us, which could seriously harm our operating results.

Securities class action claims have been brought against companies in the past where volatility in the market price of that company's securities has taken place. This kind of litigation could be very costly and divert our management's attention and resources, and any adverse determination in this litigation could also subject us to significant liabilities, any or all of which could adversely affect our business and operating results.

Anti-takeover provisions in our certificate of incorporation may make it more difficult for someone to acquire us in a hostile takeover.

Our Board of Directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by our stockholders. The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that we may issue in the future. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting shares.

In addition, our certificate of incorporation contains certain provisions that, together with the ownership position of our officers, directors and their affiliates, could discourage potential takeover attempts and make attempts by stockholders to change management more difficult, which could adversely affect the market price of our common stock.

If securities or industry analysts do not publish research or reports about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our stock, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

We are subject to additional rules and regulations as a public company, which will increase our administration costs which, in turn, could harm our operating results.

As a public company, we incur significant legal, accounting and other expenses. In addition, the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, have required changes in corporate governance practices of public companies. In addition to final rules and rule proposals already made by the SEC, the New York Stock Exchange, or NYSE, has adopted revisions to its requirements for companies that are NYSE-listed. These rules and regulations have increased our legal and financial compliance costs, and made some activities more time consuming or costly. We also expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our Board of Directors, particularly to serve on our audit committee, and qualified executive officers.


Form 10-K

Item 1B. ***Unresolved Staff Comments.***

None.

Item 2. ***Properties***

Our principal executive offices are located in Fremont, California. We operate more than 30 distribution, assembly and administrative facilities in five different countries encompassing a total of approximately 1.7 million square feet. We lease each of these facilities, except a 62,500 square foot sales and marketing facility in Greenville, South Carolina, a 100,000 square foot distribution center in Ontario, Canada, a 40,835 square foot administrative facility in China and a 124,400 square foot administrative and assembly facility in the United Kingdom, which we own. In the United States, we operate 17 principal facilities with a total area of approximately 1.1 million square feet of space. Leases for our current facilities expire between October 2006 and June 2013. Our principal assembly facility is located in Fremont, California and our principal distribution facilities are located in Edison, New Jersey, Memphis, Tennessee, Los Angeles, California and Toronto, Ontario. We have sublet unused portions of some of our facilities. We believe our facilities are well maintained and adequate for current operating needs.

Item 3. ***Legal Proceedings***

We are from time to time involved in legal proceedings, including the following:

On May 1, 2002, Seanix Technology Inc. filed a trademark infringement action in the Federal Court of Canada against us and our Canadian subsidiary, SYNNEX Canada Limited. The suit claims that we have infringed on Seanix's exclusive rights to its Canadian trademark registration and caused confusion between the two companies resulting from, among other things, our use of marks confusingly similar to the Seanix trademarks. The complaint seeks injunctive relief and monetary damages in an amount to be determined. Substantial discovery has taken place; however, no trial date has been set.

On May 7, 2002, Acropolis Systems, Inc. and Tony Yeh filed a civil suit in Santa Clara County California Superior Court against us, Robert Huang, C. Kevin Chuang and Stephen R. Bowling. The suit alleges violation of California securities laws, fraud and concealment and breach of contract resulting from, among other things, failure to disclose the existence of a lien in favor of us on the assets of eManage.com prior to entering into stock purchase agreements for shares of eManage stock. At the time of this stock purchase, we were the majority stockholder of eManage.com. The complaint seeks monetary damages in the amount of approximately $2.0 million. Substantial discovery has taken place and no trial date has been set.

On September 1, 2004, the United States Bankruptcy Court for the Northern District of Texas entered judgment in favor of DSLangdale Two, LLC and DSLangdale Three, LLC, Inc. in the amount of $ 4.2 million against Daisytek (Canada), Inc., a former wholly owned subsidiary of EMJ, a company that we acquired in September 2004. We had appealed this judgment. Subsequently, on November 22, 2004, plaintiffs sought to enforce the Texas judgment in the Ontario Superior Court of Justice. This Canada enforcement action has been stayed pending the resolution of the U.S. action. On September 22, 2005, the United States District Court for the Northern District of Texas affirmed the decision of the Bankruptcy Court. We are currently appealing the District Court decision.

In addition, we have been involved in various bankruptcy preference actions where we were a supplier to the companies now in bankruptcy. These preference actions are filed by the trustee of a bankruptcy estate on behalf of the bankrupt entity's debtors and generally seek to have payments made by the bankrupt entity within 90 days prior to the bankruptcy returned to the bankruptcy estate for allocation among all of the bankrupt entity's creditors. We are not aware of any currently pending preference actions.

From time to time, we are also involved in legal proceedings in the ordinary course of business.

We do not believe that these proceedings will have a material adverse effect on our results of operations, financial position or cash flows of our business.

Item 4. *Submission of Matters to a Vote of Security Holders*

None.

Executive Officers of the Registrant

The following table sets forth information regarding our executive officers as of November 30, 2005:

Name	Age	Position
Robert Huang	60	President, Chief Executive Officer and Director
John Paget	56	President of North America and Chief Operating Officer
Peter Larocque	44	Executive Vice President, Distribution
Dennis Polk	39	Chief Financial Officer and Senior Vice President, Corporate Finance
Simon Leung	40	General Counsel and Corporate Secretary

Robert Huang founded our company in 1980 and serves as President, Chief Executive Officer and Director. Prior to founding our company, Mr. Huang served as the Headquarters Sales Manager of Advanced Micro Devices, a semiconductor company. Mr. Huang received his Bachelor of Science degree in Electrical Engineering from Kyushyu University, Japan, Master of Science degrees in Electrical Engineering and Statistics from the University of Rochester and a Master of Science degree in Management Science from the Sloan School of Management at the Massachusetts Institute of Technology.

John Paget is our President of North America and Chief Operating Officer and has served in this capacity since joining us in May 2004. He previously held the position of Senior Vice President and General Manager of GE Technology Financial Services, a part of GE Commercial Finance, a General Electric company since January 2003. Prior to GE Technology Financial Services, Mr. Paget served as President and Chief Executive Officer of GE Access, a worldwide distributor of Unix Products. Throughout his tenure at GE Access, Mr. Paget held a variety of executive management positions in sales and operations and was with the company since 1997. Mr. Paget received a B.S. in Administrative Services from Pepperdine University.

Peter Larocque has served as our Executive Vice President of Distribution since June 2001 and previously served as our Senior Vice President of Sales and Marketing from September 1997 until June 2001. Mr. Larocque is responsible for our North American distribution business. Mr. Larocque received a Bachelor of Science degree in Economics from the University of Western Ontario, Canada.

Dennis Polk is our Chief Financial Officer and Senior Vice President of Corporate Finance and has served in this capacity since joining us in February 2002. From March 2001 through January 2002, Mr. Polk provided services, primarily in the capacity of chief financial officer, for several entities. From February 2000 to February 2001, Mr. Polk served as the Vice President, Finance at DoveBid, Inc., a capital asset disposition and valuation firm. From December 1995 to January 2000, Mr. Polk was first the Corporate Controller and later the Senior Vice President of Finance and Principal Financial Officer of Savoir Technology Group, Inc., a computer systems distributor and contract assembler. Mr. Polk received a Bachelor of Science degree in Accounting from Santa Clara University and is a Certified Public Accountant.


Form 10-K

Simon Leung is our General Counsel and Corporate Secretary and has served in this capacity since May 2001. Mr. Leung joined us in November 2000 as Corporate Counsel. From December 1999 to November 2000, Mr. Leung was an attorney at the law firm of Paul, Hastings, Janofsky & Walker LLP. From May 1995 to December 1999, Mr. Leung was an attorney at the former law firm of Fotenos & Suttle, P.C. Mr. Leung received a Bachelor of Arts degree from the University of California, Davis and his Juris Doctor degree from the University of Minnesota Law School.

PART II

Item 5. *Market for Registrant's Common Equity and Related Stockholder Matters*

Our common stock, par value $0.001, is traded on the New York Stock Exchange ("NYSE") under the symbol "SNX." The following table sets forth the range of high and low sales prices for our common stock for each of the periods listed, as reported by the NYSE.

	Price Range of Common Stock	
Fiscal 2004	**Low**	**High**
First Quarter	$13.65	$19.85
Second Quarter	$16.01	$21.00
Third Quarter	$14.40	$19.10
Fourth Quarter	$15.23	$21.89
Fiscal 2005		
First Quarter	$20.65	$24.63
Second Quarter	$13.45	$23.17
Third Quarter	$15.20	$18.95
Fourth Quarter	$15.32	$18.08

As of February 1, 2006, our common stock was held by 30 stockholders of record. Because many of the shares of our common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of beneficial owners represented by these stockholders of record. We have not declared or paid any cash dividends since our inception. We currently intend to retain future earnings, if any, for use in our operations and the expansion of our business. If we elect to pay cash dividends in the future, payment will depend on our financial condition, results of operations and capital requirements, as well as other factors deemed relevant by our Board of Directors. In addition, our credit facilities place restrictions on our ability to pay dividends.

Securities Authorized for Issuance Under Equity Compensation Plans

Information regarding the Securities Authorized for Issuance under our Equity Compensation Plans can be found under Item 12 of this Report.

Item 6. *Selected Consolidated Financial Data*

The following selected consolidated financial data are qualified by reference to, and should be read together with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included in Item 8 of this Report. The selected consolidated statement of operations and cash flow data presented below for the fiscal years ended November 30, 2005, 2004 and 2003 and the consolidated balance sheet data as of November 30, 2005 and 2004 have been derived from our audited consolidated financial statements included elsewhere in this Report. The consolidated statements of operations and other data for the fiscal years ended November 30, 2002 and 2001 and the consolidated balance sheet data as of November 30, 2003, 2002 and 2001 have been derived from our consolidated financial statements that are not included in this Report. The consolidated statements of operations data generally include the operating results from our acquisitions from the closing date of each acquisition. Historical operating results are not necessarily indicative of the results that may be expected for any future period. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and note 2 and note 5 to our consolidated financial statements included elsewhere in this Report for a discussion of factors, such as business combinations, that affect the comparability of the following selected consolidated financial data.


Form 10-K

	Fiscal Years Ended November 30,				
	2005	2004	2003	2002	2001
	(in thousands, except per share data)				
Statements of Operations Data:					
Revenue	$ 5,640,769	$ 5,150,447	$ 3,944,886	$ 3,596,265	$ 3,032,041
Cost of revenue	(5,402,211)	(4,935,075)	(3,766,518)	(3,432,089)	(2,882,604)
Gross profit	238,558	215,372	178,368	164,176	149,437
Selling, general and administrative expenses	(159,621)	(137,712)	(121,352)	(114,657)	(95,168)
Income from continuing operations before non-operating items, income taxes and minority interest	78,937	77,660	57,016	49,519	54,269
Interest expense and finance charges, net	(17,036)	(7,959)	(7,007)	(6,182)	(6,722)
Other income (expense), net	1,559	(900)	(3,478)	1,169	(5,628)
Income from continuing operations before income taxes and minority interest	63,460	68,801	46,531	44,506	41,919
Provision for income taxes	(23,912)	(23,091)	(17,090)	(16,680)	(16,885)
Minority interest in subsidiary	58	376	267	49	—
Income from continuing operations	39,606	46,086	29,708	27,875	25,034
Income from discontinued operations, net of tax	511	479	288	157	763
Gain on sale of discontinued operations, net of tax	12,708	—	—	—	—
Net income	$ 52,825	$ 46,565	$ 29,996	$ 28,032	$ 25,797
Net income per common share, basic:					
Income from continuing operations	$ 1.39	$ 1.73	$ 1.34	$ 1.26	$ 1.14
Discontinued operations	0.46	0.01	0.02	0.01	0.04
Net income per common share, basic	$ 1.85	$ 1.74	$ 1.36	$ 1.27	$ 1.18
Net income per common share, diluted:					
Income from continuing operations	$ 1.27	$ 1.53	$ 1.21	$ 1.15	$ 1.03
Discontinued operations	0.43	0.02	0.01	0.01	0.03
Net income per common share, diluted	$ 1.70	$ 1.55	$ 1.22	$ 1.16	$ 1.06

	November 30,				
	2005	2004	2003	2002	2001
	(in thousands)				
Balance Sheet Data:					
Cash and cash equivalents	$ 13,636	$ 28,726	$ 22,079	$ 15,503	$ 15,730
Working capital	350,529	316,935	217,397	200,021	187,235
Total assets	1,082,488	999,697	789,928	629,075	565,034
Current borrowings under term loans and lines of credit	28,548	74,996	69,464	19,685	18,104
Long-term borrowings	1,153	13,074	8,134	38,714	43,036
Total stockholders' equity	437,225	369,656	252,814	213,218	183,372

	Fiscal Years Ended November 30,				
	2005	2004	2003	2002	2001
	(in thousands)				
Other Data:					
Depreciation and Amortization	$ 8,778	$ 7,845	$ 7,412	$ 8,337	$ 9,350

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations.***

The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with "Selected Consolidated Financial Data" and the Consolidated Financial Statements and related Notes included elsewhere in this Report.

When used in this Annual Report on Form 10-K (the "Report"), the words "believes," "plans," "estimates," "anticipates," "expects," "intends," and similar expressions are intended to identify forward-looking statements. These are statements that relate to future periods and include statements about our services, economic and industry trends, thefts at our warehouses,, gross margin, selling, general and administrative expense, our estimates regarding our capital requirements and our needs for additional financing, expenses related to the expansion of our operations, effect of future expansion on our operations, critical accounting policy effects, impact of new accounting pronouncements, use of our working capital, and statements regarding our securitization program and sources of revenue. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, those risks discussed below, as well as the seasonality of the buying patterns of our customers, the concentration of sales to large customers, dependence upon and trends in capital spending budgets in the IT industry and fluctuations in general economic condition and the risks set forth above under Item 1A, "Risk Factors." These forward-looking statements speak only as of the date hereof. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Overview

We are a global information technology, or IT, supply chain services company. We offer a comprehensive range of services to IT original equipment manufacturers and software publishers, collectively OEMs, and reseller customers worldwide. The supply chain services that we offer include product distribution, related logistics and support services, contract assembly and demand generation marketing.

We have been in the IT distribution business since 1980 and are one of the largest IT product distributors based on 2005 reported revenue. We focus our core wholesale distribution business on a limited number of leading IT OEMs, which allows us to enhance and increase the value we provide to our OEM suppliers and reseller customers.

Because we offer distribution, contract assembly, demand generation marketing, IT solutions and complementary supply chain services, OEM suppliers and resellers can outsource to us multiple areas of their business outside of their core competencies. This model allows us to provide services at several points along the IT product supply chain. We believe that the combination of our broad range of supply chain capabilities, our focus on serving the leading IT OEMs and our efficient operations enables us to realize strong relationships with our OEM suppliers and reseller customers. We are headquartered in Fremont, California and have distribution, sales and assembly facilities in Asia, Europe and North America.

Revenue and Cost of Revenue

We derive our revenue primarily through the distribution of IT systems, peripherals, system components, software and networking equipment, and, to a lesser extent, from contract assembly. We recognize revenue in both our distribution and contract assembly operations as products are shipped, if a purchase order exists, the sales price is fixed or determinable, collection of the resulting receivable is reasonably assured, risk of loss and title have transferred and product returns are reasonably estimable. Shipping terms are typically F.O.B. our warehouse. Provisions for sales returns are estimated based on historical data and are recorded concurrently with the recognition of revenue. Our distribution sales are made to reseller customers on a purchase order basis and generally relate to a specific order from a reseller's end-user customer. Our contract assembly sales are generated from specific purchase orders received from our OEM customers for a specified unit quantity. We generally do not have long-term sales agreements with our reseller or contract assembly customers.

Revenue from our distribution business represented approximately 91%, 89% and 94% of our total revenue in fiscal 2005, 2004 and 2003, respectively. In our distribution business, our primary customers are resellers. None of our reseller customers accounted for more than 10% of our total revenue in fiscal 2005, 2004 or 2003. Approximately 28%, 28% and 32% of our total revenue in fiscal 2005, 2004 and 2003, respectively, was derived from the sale of HP products. Most of our remaining revenue is derived from the distribution and assembly of the IT products of a relatively small number of other suppliers.

Approximately 9%, 11% and 6% of our total revenue in fiscal 2005, 2004 and 2003, respectively, was derived from our contract assembly business. We provide contract assembly services primarily to IT product OEMs. Our contract assembly revenue is dependent on a small number of customers. Revenue from contract assembly provided to Sun Microsystems accounted for less than 10% of our total revenue in fiscal 2003 and 2005 and approximately 10% of our total revenue in 2004. Sun accounted for approximately 93% of our contract assembly revenue in fiscal 2005 and 2004.

The market for IT products is generally characterized by declining unit prices and short product life cycles. Our distribution business is also highly competitive on the basis of price. We set our sales price based on the market supply and demand characteristics for each particular product or bundle of products we distribute. From time to time, we also participate in the incentive and rebate programs of our OEM suppliers. These programs are important determinants of the final sales price we charge to our reseller customers. To mitigate the risk of declining prices and obsolescence of our distribution inventory, our OEM suppliers generally offer us limited price protection and return rights for products that are marked down or discontinued by them. We carefully manage our inventory to maximize the benefit to us of these supplier provided protections.

A significant portion of our cost of distribution revenue is the purchase price we pay our OEM suppliers for the products we sell, net of any rebates and purchase discounts received from our OEM suppliers. Cost of distribution revenue also consists of provisions for inventory losses and write-downs, and freight expenses associated with the receipt in and shipment out of our inventory. Our contract assembly cost of revenue consists primarily of cost of materials, labor and overhead.

Margins

The IT product distribution and contract assembly industries in which we operate are characterized by low gross profit as a percentage of revenue, or gross margin, and low income from operations as a percentage of revenue, or operating margin. Our gross margin has fluctuated between 4.2% and 4.5% annually over the past three years due to changes in the mix of products we sell, customers we sell to, competition, seasonality and the general economic environment. Increased competition arising from industry consolidation and low demand for IT products may hinder our ability to maintain or improve our gross margin. Generally, when our revenue becomes more concentrated on limited products or customers, our gross margin tends to decrease due to increased pricing pressure from OEM suppliers or reseller customers. Our operating margin has also fluctuated between 1.4% and 1.5% annually over the past three years, based primarily on our ability to achieve economies of scale, the management of our operating expenses, changes in the relative mix of our distribution and contract assembly revenue and the timing of our acquisitions and investments.

Recent Acquisitions and Divestitures

We seek to augment our organic growth with strategic acquisitions of businesses and assets that complement and expand our supply chain service capabilities. We also divest businesses that we deem not strategic to our ongoing operations. Our historical acquisitions have brought us new reseller customers and OEM suppliers, extended the geographic reach of our operations, particularly in international markets, and expanded the services we provide to our OEM suppliers and customers. We account for acquisitions using the purchase method of accounting and include acquired entities within our consolidated financial statements from the closing date of the acquisition.

During the fiscal year ended November 30, 2005, we did not make any acquisitions and divested two of our subsidiaries, SYNNEX K.K. and EMJ America.

In May 2005, we sold approximately 93% of the equity in SYNNEX K.K., our Japan subsidiary, to MCJ Company Limited, or MCJ, a Japan based public company. We sold our Japan distribution business, as it was not strategic to our current North American focused distribution and assembly business model. We received shares of MCJ stock as consideration for SYNNEX K.K. We are restricted from selling the MCJ stock until one year after the sale date. As a result of this equity investment, we must record the gains or losses in our investment each period based on the closing price of MCJ stock. These non-operating gains or losses are reported in "other income (expense), net." In order to reduce the risk of holding the MCJ shares, we have entered into several forward contracts to sell MCJ shares for a fixed price in April 2006. As of November 30, 2005, such contracts covered 100% of the MCJ shares held by the Company.

In June 2005, we sold the operations of our EMJ America subsidiary to the management team of EMJ America. EMJ America was a subsidiary of our Canadian-based subsidiary EMJ Data Systems Limited, or EMJ, and was not in the same business as EMJ. The operations of our EMJ America subsidiary were not material to us.

Economic and Industry Trends

Our revenue is highly dependent on the end-market demand for the IT products that we distribute and assemble. This end-market demand is influenced by many factors including the introduction of new IT products and software by OEMs, replacement cycles for existing IT products and overall economic growth and general business activity. A difficult and challenging economic environment may also lead to consolidation or decline in the IT distribution industry and increased price-based competition.

Deferred Compensation Plan

We have a deferred compensation plan for a limited number of our directors and employees. We maintain a liability on our balance sheet for salary and bonus amounts deferred by participants and we accrue interest expense on unpaid amounts. Interest expense on the deferred amounts is classified in "interest expense and finance charges, net" on our consolidated statement of operations. The plan allows for the participants to direct investment of deferred amounts in equity securities. These equity investments are classified as trading securities. GAAP requires that gains (losses) on the deferred compensation equity securities be recorded in "other income (expense), net" and that an equal amount be charged (or credited if losses) to "selling, general and administrative expenses" relating to compensation amounts which are payable to the plan participants. Deferred compensation expense was $1.6 million in fiscal 2005, $243,000 in fiscal 2004 and $286,000 in fiscal 2003.

Unearned Stock-Based Compensation

In prior years, in connection with the granting of employee stock options that had exercise prices determined to be below fair market value on the date of grant and restricted stock awards, we have recorded unearned stock-based compensation. Unearned stock-based compensation represents the difference between the fair market value of our common stock for financial reporting purposes on the date of grant and either the exercise price of stock options or the fair market value of restricted stock awards, as the case may be. Unearned stock-based compensation is included as a reduction of stockholders' equity and is amortized over the vesting period of the applicable stock options or restricted stock awards, generally five years, using the straight-line method. Our stock-based compensation expense relates to stock options granted to individuals and is reflected in cost of revenue and selling, general and administrative expenses. At November 30, 2005, the balance of the unearned stock-based compensation was $1.6 million, due to the issuance of restricted stock. At November 30, 2004, there was no unearned stock-based compensation balance. Stock-based compensation expense was $28,000 in fiscal 2005, $202,000 in fiscal 2004 and $1,187,000 in fiscal 2003.

Seasonality

Our operating results are affected by the seasonality of the IT products industry. We have historically experienced higher sales in our fourth fiscal quarter due to patterns in the capital budgeting, federal government spending and purchasing cycles of our customers and end-users. These patterns may not be repeated in subsequent periods.

Insurance Coverage

Although from time to time we have experienced incidents of theft at various facilities, in fiscal 2003 and fiscal 2005 we experienced theft as a result of break-ins at four of our warehouses in which approximately $12.9 million of inventory was stolen. Based on our investigation, discussions with local law enforcement and meetings with federal authorities, we believe the thefts at our warehouses were part of an organized crime effort that targeted a number of technology equipment warehouses throughout the United States.

As a result of the losses in 2003, we reduced our inventory value by $9.4 million, and recorded estimated proceeds, net of deductibles as a receivable from our insurance company, included within "other current assets" on our balance sheet as of November 30, 2003. In January 2004 we received a final settlement from our insurance company that amounted to substantially all of the receivable recorded as of November 30, 2003.

In March 2005, approximately $4.0 million of inventory was stolen from our facility in the City of Industry, California. We subsequently recovered approximately $0.5 million through law enforcement and federal authorities. We filed a claim with our insurance provider for the amount of the loss, less a small deductible. We have received substantially all of the claimed amount.

These types of incidents may make it more difficult or expensive for us to obtain theft coverage in the future. There is no assurance that future incidents of theft will not re-occur.

Critical Accounting Policies and Estimates

The discussions and analyses of our consolidated financial condition and results of operations are based on our consolidated financial statements, which have been prepared in conformity with generally accepted accounting principles in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of any contingent assets and liabilities at the financial statement date, and reported amounts of revenue and expenses during the reporting period. On an ongoing basis, we review and evaluate our estimates and assumptions, including those that relate to accounts receivable, vendor programs, inventories, intangible assets and other long-lived assets, income taxes, and contingencies and litigation. Our estimates are based on our historical experience and a variety of other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making our judgment about the carrying values of assets and liabilities that are not readily available from other sources. Actual results could differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies are affected by our judgment, estimates and/or assumptions used in the preparation of our consolidated financial statements.

Accounts Receivable. We provide allowances for doubtful accounts on our accounts receivable for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, which may result in the impairment of their ability to make payments, additional allowances may be required. In estimating our allowance, we take into consideration the overall quality and aging of our receivable portfolio, our continuing credit evaluation of our customers' financial conditions, current economic trends, historical experience with collections and collateral requirements from our customers in certain circumstances.

OEM Supplier Programs. We receive funds from OEM suppliers for inventory price protection, product rebates, marketing and infrastructure reimbursement, and promotion programs. Inventory price protection and product rebates are recorded as a reduction of cost of revenue. Marketing, infrastructure and promotion programs are recorded, net of direct costs, in selling, general and administrative expense. Any excess funds associated with these programs are recorded in cost of revenue. We accrue rebates based on the terms of the program and sales of qualifying products. Some of these programs may extend over one or more quarterly reporting periods. Amounts received or receivable from OEM suppliers that are not yet earned are deferred on our balance sheet. Actual rebates may vary based on volume or other sales achievement levels, which could result in an increase or reduction in the estimated amounts previously accrued. In addition, if market conditions were to deteriorate due to an economic downturn, OEM suppliers may change the terms of some or all of these programs or cease them altogether. Any such change could lower our gross margins on products we sell or revenue earned. We also provide reserves for receivables on OEM supplier programs for estimated losses resulting from OEM suppliers' inability to pay, or rejections of such claims by OEM suppliers.

Inventories. Our inventory levels are based on our projections of future demand and market conditions. Any sudden decline in demand and/or rapid product improvements and technological changes can cause us to have excess and/or obsolete inventories. On an ongoing basis, we review for estimated obsolete or unmarketable inventories and write down our inventories to their estimated net realizable value based upon our forecasts of future demand and market conditions. These write downs are reflected in our cost of revenue. If actual market conditions are less favorable than our forecasts, additional inventory reserves may be required. Our estimates are influenced by the following considerations: sudden decline in demand due to economic downturns, rapid product improvements and technological changes, our ability to return to OEM suppliers a certain percentage of our purchases, and protection from loss in value of inventory under our OEM supplier agreements.

Goodwill, Intangible Assets and Other Long-Lived Assets. We assess potential impairment of our goodwill, intangible assets and other long-lived assets when there is evidence that recent events or changes in circumstances have made recovery of an asset's carrying value unlikely. We also assess potential impairment of our goodwill, intangible assets and other long-lived assets on an annual basis. If indicators of impairment were present in intangible assets used in operations and future cash flows were not expected to be sufficient to recover the assets' carrying amount, an impairment loss would be charged to expense in the period identified. The amount of an impairment loss would be recognized as the excess of the asset's carrying value over its fair value. Factors we consider important, which may cause an impairment include: significant changes in the manner of use of the acquired asset, negative industry or economic trends, and significant underperformance relative to historical or projected operating results.

Income Taxes. As part of the process of preparing our consolidated financial statements, we have to estimate our income taxes in each of the taxing jurisdictions in which we operate. This process involves estimating our current tax expense together with assessing any temporary differences resulting from the different treatment of certain items, such as the timing for recognizing revenue and expenses, for tax and accounting purposes. These differences may result in deferred tax assets and liabilities, which are included in our consolidated balance sheet. We are required to assess the likelihood that our deferred tax assets, which include net operating loss carry forwards and temporary differences that are expected to be deductible in future years, will be recoverable from future taxable income or other tax planning strategies. If recovery is not likely, we have to provide a valuation allowance based on our estimates of future taxable income in the various taxing jurisdictions, and the amount of deferred taxes that are ultimately realizable. The provision for current and deferred taxes involves evaluations and judgments of uncertainties in the interpretation of complex tax regulations by various taxing authorities. Actual results could differ from our estimates.

Contingencies and Litigation. There are various claims, lawsuits and pending actions against us incident to our operations. If a loss arising from these actions is probable and can be reasonably estimated, we record the amount of the loss, or the minimum estimated liability when the loss is estimated using a range within which no point is more probable than another. Based on current available information, we believe that the ultimate resolution of these actions will not have a material adverse effect on our financial position, results of operations or cash flows. As additional information becomes available, we assess any potential liability related to these actions and may need to revise our estimates. Future revisions of our estimates could materially impact the results of our operations, financial position or cash flows.


Form 10-K

Results of Operations

The following table sets forth, for the indicated periods, data as percentages of revenue:

	Fiscal Years Ended November 30,		
	2005	2004	2003
Statements of Operations Data:			
Revenue	100.00%	100.00%	100.00%
Cost of revenue	(95.77)	(95.82)	(95.48)
Gross profit	4.23	4.18	4.52
Selling, general and administrative expenses	(2.83)	(2.67)	(3.08)
Income from continuing operations before non-operating items, income taxes and minority interest	1.40	1.51	1.44
Interest expense and finance charges, net	(0.30)	(0.15)	(0.18)
Other income (expense), net	0.03	(0.02)	(0.08)
Income from continuing operations before income taxes and minority interest	1.13	1.34	1.18
Provision for income taxes	(0.43)	(0.45)	(0.43)
Minority interest in subsidiaries	0.00	0.00	0.00
Income from continuing operations	0.70	0.89	0.75
Income from discontinued operations, net of tax	0.01	0.01	0.01
Gain on sale of discontinued operations, net of tax	0.23	—	—
Net income	0.94%	0.90%	0.76%

Fiscal Years Ended November 30, 2005 and 2004

Revenue.

	Year Ended November 30, 2005	Year Ended November 30, 2004	% Change
	(in thousands)	(in thousands)	
Revenue	$5,640,769	$5,150,447	9.5%
Distribution revenue	$5,120,824	$4,573,438	12.0%
Contract assembly revenue	$ 519,945	$ 577,009	(9.9)%

The increase in our distribution revenue was mostly attributable to increased demand for products through the IT distribution channel, primarily in the United States, and the acquisition of EMJ in September 2004. Our revenue increase was also a result of our increased selling and marketing efforts and increased sales to direct marketers, government VARs and retail customers. The increase in our distribution revenue was somewhat mitigated by continued significant competition in the IT distribution marketplace, our desire to focus on operating income growth before revenue growth and gradual declines in the average selling price of the products we sell.

The decrease in contract assembly revenue was primarily the result of a decrease in demand from our largest contract assembly customer, Sun Microsystems as well as a decrease in the average selling prices for the products we assemble. This decrease in demand was primarily due to product life cycles and product transitions currently ongoing for the products we assemble for Sun Microsystems.

Gross Profit.

	Year Ended November 30, 2005	Year Ended November 30, 2004	% Change
	(in thousands)	(in thousands)	
Gross profit	$238,558	$215,372	10.8%
Percentage of revenue	4.23%	4.18%	1.2%

Our gross profit has been affected by a variety of factors, including competition, the mix and average selling prices of products we sell and the mix of customers to whom we sell, rebate and discount programs from our suppliers, freight costs and reserves for inventory losses.

The increase in gross profit percentage was a result of higher margins in our distribution segment, mainly due to improvements in our North American pricing initiatives as well as customer and product mix and the EMJ acquisition. Our contract assembly gross profit percentage increased slightly due to changes in product and customer mix.

While we currently expect that our total gross margin percentage will be relatively stable from fiscal 2005 levels, our gross margins may decrease in future periods as a result of the relative mix of our distribution and contract assembly revenue, distribution customer mix, as well as due to potential increased competition, softness in the overall economy or changes to the terms and conditions in which we do business with our OEMs.

Selling, General and Administrative Expenses.

	Year Ended November 30, 2005	Year Ended November 30, 2004	% Change
	(in thousands)	(in thousands)	
Selling, general and administrative expenses	$159,621	$137,712	15.9%
Percentage of revenue	2.83%	2.67%	6.0%

Our selling, general and administrative expenses consist primarily of salaries, commissions, bonuses, and related expenses for personnel engaged in sales, product marketing, distribution and contract assembly operations and administration. Selling, general and administrative expenses also include stock-based compensation expense, deferred compensation expense or income, temporary personnel fees, the costs of our facilities, utility expense, professional fees, depreciation expense on our capital equipment and amortization expense on our intangible assets, offset by reimbursements from OEM suppliers.

Selling, general and administrative expenses increased in fiscal 2005 from the prior year, and, as a percentage of revenue, selling, general and administrative expenses increased in fiscal 2005 to 2.8% from 2.7% in the prior year. The increase, on a dollar basis, was primarily the result of incremental expenses associated with our increased revenue in the United States, the EMJ acquisition in September 2004, a $1.4 million increase in deferred compensation expense and continued investments in new business initiatives. In addition, our selling, general and administrative expenses increased due to a $2.5 million restructuring charge incurred in the year ended November 30, 2005 in our Canadian distribution segment. The restructuring charge was primarily incurred to eliminate duplicate personnel and excess facilities that occurred as a result of our acquisition of EMJ. The restructuring resulted in employee termination benefits of $0.7 million, estimated facilities exit expenses of $1.7 million and other costs of $0.1 million. Selling, general and administrative expenses, on a percentage of revenue basis, remained constant from the prior year after adjusting for the additional costs related to deferred compensation expense, restructuring charges and investments in new business initiatives.

Netted against selling, general and administrative expenses are reimbursements from OEM suppliers of $20.0 million for fiscal 2005, compared to $16.3 million in the prior year. The reimbursements relate to marketing, infrastructure and promotion programs such as advertisements in trade publications, direct marketing campaigns through mail and e-mail and product demonstrations at trade shows. We make the arrangements and pay for the advertising, facility fees and other costs of the programs, which feature the OEM suppliers' products.

While we continually strive to maintain the lowest possible cost structure in running our operations, we do expect that our selling, general and administrative expense will increase in future periods if we continue to grow our revenues, due to the incremental costs associated with increased revenues.

Income from Continuing Operations before Non-Operating Items, Income Taxes and Minority Interest.


Form 10-K

	Year Ended November 30, 2005	Year Ended November 30, 2004	% Change
	(in thousands)	(in thousands)	
Income from continuing operations before non-operating items, income taxes and minority interest	$78,937	$77,660	1.6%
Distribution income from continuing operations before non-operating items, income taxes and minority interest	$65,912	$63,255	4.2%
Contract assembly income from continuing operations before non-operating items, income taxes and minority interest	$13,025	$14,405	(9.6)%

Income from continuing operations before non-operating items, income taxes and minority interest as a percentage of revenue of 1.4% for fiscal 2005 decreased slightly from 1.5% in the prior year due to the increase in selling, general and administrative expenses. Our distribution operating income percentage decreased to 1.3% in fiscal 2005 from 1.4% in the prior year primarily due to our restructuring charges in the first and third quarters of fiscal 2005 and a $1.4 million increase in deferred compensation expense. This was partially offset by a $0.8 million decrease in the operating loss of our Mexico operation. While the increase in deferred compensation expense had an effect on operating income, there was no effect on net income as the increase in deferred compensation expense was offset by an investment gain, which is recorded in other income (expense), net.

The decrease in the operating loss in Mexico was a result of focused efforts to reduce costs and improve operating effectiveness. Our contract assembly operating income percentage did not significantly change from fiscal 2005 to the prior year.

Interest Expense and Finance Charges, Net.

	Year Ended November 30, 2005	Year Ended November 30, 2004	% Change
	(in thousands)	(in thousands)	
Interest expense and finance charges, net	$17,036	$7,959	114.0%

Amounts recorded in interest expense and finance charges, net, are primarily interest expense paid on our lines of credit, long-term debt and deferred compensation liability, fees associated with third party accounts receivable flooring arrangements and the sale of accounts receivable through our securitization facility, offset by income earned on our excess cash investments.

The increase in interest expense and finance charges, net was a result of higher finance charges due to higher interest rates as compared to those in 2004 and higher debt levels due to the EMJ acquisition as well as to finance increased revenue, $0.8 million associated with our new securitization borrowing facility in Canada and $0.5 million related to the repayment of debt resulting from the acquisition of EMJ.

Other Income (Expense), Net.

	Year Ended November 30, 2005	Year Ended November 30, 2004	% Change
	(in thousands)	(in thousands)	
Other income (expense), net	$1,559	$(900)	273.2%

Amounts recorded in other income (expense), net, include investment gains and losses related to deferred compensation, foreign currency transaction gains and losses, investment gains and losses, including those in our deferred compensation plan and other non-operating gains and losses.

The increase in other income (expense), net, in fiscal 2005 as compared with the same period in the prior year, was primarily due to a decrease of $2.4 million in foreign exchange losses, a $1.4 million increase in investment gains related to deferred compensation and $0.3 million gain associated with our investment in MCJ. These amounts were offset by a one-time receipt of $1.2 million from the settlement of the final purchase price related to the acquisition of our subsidiary in the United Kingdom, which was recorded in the third quarter of 2004.

Provision for Income Taxes. Income taxes consist of our current and deferred tax expense resulting from our income earned in domestic and foreign jurisdictions. Our effective tax rate was 37.7% in fiscal 2005 as compared with an effective tax rate of 33.6% in fiscal 2004. The effective tax rate in 2005 is higher than that in 2004 due to a non-recurring $2.0 million income tax benefit reflected in the 2004 effective tax rate.

Minority Interest. Minority interest is the portion of earnings from operations from our subsidiary in Mexico attributable to others. Minority interest benefit decreased to $58,000 in fiscal 2005 from a benefit of $376,000 in fiscal 2004 due to the losses at our Mexico subsidiary exceeding the minority investment amount.

Discontinued Operations. During the second quarter of fiscal 2005, we sold approximately 93% of SYNNEX K.K. to MCJ, in exchange for 8,603 shares of MCJ. We have reported the results of operations and financial position of this business in discontinued operations within the consolidated statements of operations for all periods presented.

The results from the operations of SYNNEX K.K., prior to the sale, were as follows (in thousands):

	Fiscal Year Ended November 30,	
	2005	**2004**
Revenue	$ 64,477	$ 163,544
Cost of revenue	(59,916)	(153,938)
Gross profit	4,561	9,606
Selling, general and administrative expenses	(3,170)	(8,286)
Income from operations before non-operating items, income taxes and minority interest	1,391	1,320
Interest expense and finance charges, net	(140)	(464)
Other income (expense), net	(245)	158
Income before income taxes and minority interest	1,006	1,014
Provision for income taxes	(434)	(459)
Minority interest	(61)	(76)
Net income	$ 511	$ 479

Fiscal Years Ended November 30, 2004 and 2003

Revenue.

	Year Ended November 30, 2004	Year Ended November 30, 2003	% Change
	(in thousands)	(in thousands)	
Revenue	$5,150,447	$3,944,886	30.6%
Distribution revenue	$4,573,438	$3,714,385	23.1%
Contract assembly revenue	$ 577,009	$ 230,501	150.3%

The increase in our distribution revenue was primarily attributable to market share increases, increased demand for products through the IT distribution channel, primarily in North America, and the acquisition of EMJ Data Systems Limited in September 2004, which contributed approximately $48.0 million in revenue in fiscal 2004. Our market share increases were a result of our increased selling efforts, including a 19% increase in sales staff in the United States, and overall improved service offerings, including inventory availability, financing and marketing. The increase in our distribution revenue was somewhat mitigated by continued significant competition in the IT distribution marketplace and gradual declines in the average selling price of products we sell.


Form 10-K

The increase in contract assembly revenue was the result of an increase in products we assemble for our primary OEM customer, Sun Microsystems, as well as sales to new customers.

Gross Profit.

	Year Ended November 30, 2004	Year Ended November 30, 2003	% Change
	(in thousands)	(in thousands)	
Gross profit	$215,372	$178,368	20.7%
Percentage of revenue	4.18%	4.52%	(7.5)%

The decrease in gross profit percentage was primarily a result of lower margins in our distribution segment. Distribution gross profit percentage decreased primarily due to changes in customer mix, as sales volumes to larger customers, which generally carry lower margins due to competitive and volume reasons, increased. Our contract assembly gross profit percentage also decreased due to our overall increased business over the prior year and the associated changes in product and customer mix.

Selling, General and Administrative Expenses.

	Year Ended November 30, 2004	Year Ended November 30, 2003	% Change
	(in thousands)	(in thousands)	
Selling, general and administrative expenses	$137,712	$121,352	13.5%
Percentage of revenue	2.67%	3.08%	(13.3)%

While selling, general and administrative expenses increased in fiscal 2004 from the prior year, as a percentage of revenue, selling, general and administrative expenses declined in fiscal 2004 to 2.7% from 3.1% in fiscal 2003. The decrease as a percentage of sales was due to our continued efforts to control costs. The dollar increase was primarily the result of incremental expenses associated with our increased revenue in the United States, including a 19% increase in sales personnel, and the acquisition of EMJ in September 2004, which accounted for an increase of approximately $2.7 million in selling, general and administrative expenses. In addition, our general and administrative costs increased due to incremental costs associated with being a public company, including compliance with the Sarbanes-Oxley Act of 2002. Netted against selling, general and administrative expenses are reimbursements from OEM suppliers of $16.3 million for fiscal 2004, compared to $13.7 million in fiscal 2003.

Income from Continuing Operations before Non-Operating Items, Income Taxes and Minority Interest.

	Year Ended November 30, 2004	Year Ended November 30, 2003	% Change
	(in thousands)	(in thousands)	
Income from continuing operations before non-operating items, income taxes and minority interest	$77,660	$57,016	36.2%
Distribution income from continuing operations before non-operating items, income taxes and minority interest	$63,255	$51,885	21.9%
Contract assembly income from continuing operations before non-operating items, income taxes and minority interest	$14,405	$ 5,131	180.7%

Income from continuing operations before non-operating items, income taxes and minority interest as a percentage of revenue of 1.5% for fiscal 2004 improved slightly from 1.4% in fiscal 2003 due to the decline in selling, general and administrative expense as a percentage of sales, partially offset by the decline in gross margin percentage. Despite the increase in our sales, our distribution operating income percentage was essentially unchanged primarily due to additional costs associated with being a public company and an increase in the operating loss from our operations in Mexico to a loss of $1.4 million in fiscal 2004 from a loss of $0.1 million in fiscal 2003. The increase in the operating loss in Mexico was primarily a result of a weak local economy and an increase in bad debt expense. The increase in contract assembly operating margin was primarily due to a significant increase in production volumes in fiscal 2004, which allowed for the absorption of fixed overhead and other administrative expenses.

Interest Expense and Finance Charges, Net.

	Year Ended November 30, 2004	Year Ended November 30, 2003	% Change
	(in thousands)	(in thousands)	
Interest expense and finance charges, net	$7,959	$7,007	13.6%

The increase in interest expense and finance charges, net, was primarily a result of a $1.2 million increase in finance charges as a result of having to finance increased working capital requirements in fiscal 2004 due to higher sales volume in fiscal 2004 compared to fiscal 2003, offset by higher interest income earned in fiscal 2004.

Other Income (Expense), Net.

	Year Ended November 30, 2004	Year Ended November 30, 2003	% Change
	(in thousands)	(in thousands)	
Other income (expense), net	$(900)	$(3,478)	74.1%

Other income (expense), net decreased in fiscal 2004 from fiscal 2003 primarily due to a $3.0 million decrease in foreign currency transaction losses. The foreign currency transaction losses in fiscal 2003 were incurred primarily as a result of purchases of forward contracts not conducted within normal Company hedging practices and procedures, combined with a weakening U.S. dollar.

Provision for Income Taxes. Income taxes consist of our current and deferred tax expense resulting from our income earned in domestic and foreign jurisdictions. Our effective tax rate was 33.6% in fiscal 2004 as compared with an effective tax rate of 36.7% in fiscal 2003. The decrease in our income tax provision and effective tax rate was primarily a result of tax benefits from stock option exercises and a $2.0 million income tax benefit related to the release of a valuation allowance resulting from the final tax accounting of our acquisition of Merisel Canada, Inc.

Minority Interest. Minority interest is the portion of earnings from operations from our subsidiaries attributable to other owners of the subsidiaries. Our subsidiary in Mexico has minority stockholders. Minority interest benefit increased to $376,000 in fiscal 2004 from a benefit of $267,000 in fiscal 2003 due to increased losses at our Mexico subsidiary.

Discontinued Operations. During the second quarter of fiscal 2005, we sold approximately 93% of SYNNEX K.K. to MCJ in exchange for 8,603 shares of MCJ. We have reported the results of operations and financial position of this business in discontinued operations within the consolidated statements of operations for all periods presented.

The results from the operations of SYNNEX K.K., prior to the sale, were as follows (in thousands):

	Fiscal Year Ended November 30,	
	2004	2003
Revenue	$ 163,544	$ 181,354
Cost of revenue	(153,938)	(172,006)
Gross profit	9,606	9,348
Selling, general and administrative expenses	(8,286)	(8,498)
Income from operations before non-operating items, income taxes and minority interest	1,320	850
Interest expense and finance charges, net	(464)	(500)
Other income (expense), net	158	253
Income before income taxes and minority interest	1,014	603
Provision for income taxes	(459)	(270)
Minority interest	(76)	(45)
Net income	$ 479	$ 288


Form 10-K

Liquidity and Capital Resources

Cash Flows

Our business is working capital intensive. Our working capital needs are primarily to finance accounts receivable and inventory. We rely heavily on debt, accounts receivable flooring programs and the sale of our accounts receivable under our securitization programs for our working capital needs.

We have financed our growth and cash needs to date primarily through working capital financing facilities, bank credit lines and cash generated from operations. The primary uses of cash have been to fund increases in inventory and accounts receivable resulting from increased sales, and for acquisitions.

We had positive net working capital of $350.5 and $316.9 million at November 30, 2005 and 2004, respectively. We believe that cash flows from operations, our current cash balance and funds available under our working capital and credit facilities will be sufficient to meet our working capital needs and planned capital expenditures for the next 12 months.

To increase our market share and better serve our customers, we may further expand our operations through investments or acquisitions. We expect that this expansion would require an initial investment in personnel, facilities and operations, which may be more costly than similar investments in current operations. As a result of these investments, we may experience an increase in cost of sales and operating expenses that is disproportionate to revenue from those operations. These investments or acquisitions would likely be funded primarily by incurring additional debt or issuing common stock.

Net cash provided by operating activities was $7.3 million in fiscal 2005. Cash provided by operating activities in fiscal 2005 was primarily attributable to net income of $52.8 million and depreciation and amortization of $8.8 million offset by the use of cash for working capital of $42.4 million. The cash used for working capital in fiscal 2005 was primarily due to increases in inventory and vendor receivables, partially offset by increases in accounts payable and payables to affiliates. The fluctuations in these working capital balances were primarily related to overall higher revenue levels and a net increase in sales of accounts receivable under our securitization program of $78.5 million.

Net cash provided by operating activities was $0.2 million in fiscal 2004. Cash provided by operating activities in fiscal 2004 was primarily attributable to net income of $46.6 million and depreciation and amortization of $7.8 million offset by the use of cash for working capital of $63.6 million. The cash used for working capital in fiscal 2004 was primarily due to increases in accounts receivable, receivables from vendors and inventory, partially offset by increases in accounts payable and payables to affiliates. The fluctuations in these working capital balances were primarily due to a net decrease in sales of our accounts receivable under our accounts receivable securitization program of $13.7 million in fiscal 2004.

Net cash used in operating activities was $12.7 million in fiscal 2003. Cash used in operating activities in fiscal 2003 was primarily attributable to net income of $30.0 million and depreciation and amortization of $7.4 million offset by the use of cash for working capital of $57.9 million. The cash used for working capital in fiscal 2003 was primarily due to increases in accounts receivable, receivables from vendors and inventory, partially offset by increases in accounts payable and payables to affiliates. The fluctuations in these working capital balances were primarily due to our strategy to increase inventory levels to support market share increases and overall higher revenue levels and a net increase in sales of accounts receivable under our securitization program of $52.0 million.

Net cash used in investing activities was $7.7 million in fiscal 2005, $49.6 million in fiscal 2004 and $2.3 million in fiscal 2003. The use of cash in fiscal 2005 was primarily the result of a $3.0 million investment in Microland, the final payments for the acquisitions of EMJ and BSA Sales, Inc. of $4.8 million and capital expenditures of $6.4 million, partially offset by a decrease in restricted cash of $2.0 million. The capital expenditures in fiscal 2005 were mostly for the purchase of land associated with a building we already owned at our UK subsidiary, and computer equipment upgrades. The use of cash in fiscal 2004 was primarily the result of the acquisition of EMJ for $42.2 million and capital expenditures of $6.4 million, mostly for leasehold improvements and computer equipment upgrades. The use of cash in fiscal 2003 was primarily the result of a final payment of $1.5 million to Arrow Electronics for our Gates/Arrow Distributing acquisition and capital expenditures of $2.9 million.

Net cash used in financing activities of $13.6 million in fiscal 2005 was primarily due to the net repayment of borrowings under our credit facilities of $43.6 million, offset by cash overdraft of $22.1 million and proceeds from issuance of common stock of $9.0 million. Net cash provided by financing activities was $56.8 million in fiscal 2004 and was primarily related to proceeds from our initial public offering and stock option exercises of $61.0 million and our cash overdraft of $2.9 million, offset by net debt payments of $7.0 million. Net cash provided by financing activities was $19.9 million in fiscal 2003 and was primarily related to our cash overdraft of $9.8 million and net borrowings under our credit facilities.

Capital Resources

Our cash and cash equivalents totaled $13.6 million and $28.7 million at November 30, 2005 and 2004, respectively.

Off Balance Sheet Arrangements

We have a six-year revolving accounts receivable securitization program in the United States, which provides for the sale of up to $275.0 million of U.S. trade accounts receivable to two financial institutions. The program expires in August 2008. In connection with this program substantially all of our U.S. trade accounts receivable are transferred without recourse to our wholly owned subsidiary, which, in turn, sells the accounts receivable to the financial institutions. Sales of the accounts receivables to the financial institutions under this program result in a reduction of total accounts receivable in our consolidated balance sheet. The remaining accounts receivable not sold to the financial institutions are carried at their net realizable value, including an allowance for doubtful accounts. Our effective borrowing cost under the program is the prevailing commercial paper rate of return plus 0.75% per annum. At November 30, 2005 and 2004, the amount of our accounts receivable sold to and held by the financial institutions under this accounts receivable securitization program totaled $229.2 million and $196.3 million, respectively. The program contains customary financial covenants, including, but not limited to, requiring us to maintain on a consolidated basis:

- a minimum net worth at the end of each fiscal quarter in each fiscal year ending on or after November 30, 2003 of not less than (i) the minimum net worth required under the arrangement for the immediately preceding fiscal year plus (ii) an amount equal to 50% of the positive net income of us and our subsidiaries on a consolidated basis for the immediately preceding fiscal year plus (iii) an amount equal to 100% of the amount of any equity raised by or capital contributed to us during the immediately preceding fiscal year;
- a fixed charge ratio for each rolling period from and after the closing of the arrangement of not less than 1.70 to 1.00. The fixed charge ratio is the ratio of EBITDA for the rolling period ending on such date to "fixed charges" for such period. Fixed charges means, with respect to any of our fiscal periods (a) cash interest expense during such period, plus (b) regularly scheduled payments of principal on our debt (other than debt owing under the amended arrangement, as defined) paid during such period, plus (c) the aggregate amount of all capital expenditures made by us during such period, plus (d) income tax expense during such period, plus (e) any dividend, return of capital or any other distribution in connection with our capital stock. Rolling period means as of the end of any or our fiscal quarters, the immediately preceding four fiscal quarters (including the fiscal quarter then ending); and
- with respect to our wholly owned subsidiary, a net worth percentage of not less than 5.0%.


Form 10-K

We also entered into a one-year revolving accounts receivable securitization program in Canada through SYNNEX Canada Limited in November 2005 which provides for the sale of up to C$100.0 million of U.S. and Canadian trade accounts receivable to a financial institution. The program expires in November 2006. In connection with this program all of SYNNEX Canada Limited's U.S. and Canadian trade accounts receivable will be sold to the financial institution on a fully serviced basis. Sales of the accounts receivables to the financial institution under this program result in a reduction of total accounts receivable in our consolidated balance sheet. Our effective discount rate under the program is the prevailing bankers' acceptance rate of return or prime rate in Canada plus 0.45% per annum. At November 30, 2005 the amount of our accounts receivable sold to and held by the financial institutions under this accounts receivable securitization program totaled $45.6 million. The program contains customary financial covenants, including, but not limited to, requiring us to maintain on a consolidated basis:

- a minimum net worth at the end of each fiscal quarter in each fiscal year ending on or after November 30, 2005 of not less than (i) the minimum net worth required under the arrangement for the immediately preceding fiscal year plus (ii) an amount equal to 50% of the positive net income of us and our subsidiaries on a consolidated basis for the immediately preceding fiscal year plus (iii) an amount equal to 100% of the amount of any equity raised by or capital contributed to us during the immediately preceding fiscal year.

We believe that available funding under our accounts receivable financing programs provides us increased flexibility to make incremental investments in strategic growth initiatives and to manage working capital requirements, and that there are sufficient trade accounts receivable to support the U.S. and Canadian financing programs. As we have in prior periods, we expect we will increase these programs if our revenue levels continue to increase. Under these programs, we continue to service the accounts receivable, and receive a service fee from the financial institutions for the U.S. financing program.

We are also obligated to provide periodic financial statements and investment reports, notices of material litigation and any other information relating to our U.S. trade accounts receivable as requested by the financial institutions.

As is customary in trade accounts receivable securitization arrangements, a credit rating agency's downgrade of the third party issuer of commercial paper or of a back-up liquidity provider (which provides a source of funding if the commercial paper market cannot be accessed) could result in an adverse change or loss of our financing capacity under these programs if the commercial paper issuer or liquidity back-up provider is not replaced. Loss of such financing capacity could have a material adverse effect on our financial condition and results of operations.

We have also issued guarantees to certain vendors of our subsidiaries for the total amount of $76.4 million as of November 30, 2005 and $77.9 million as of November 30, 2004. We are obligated under these guarantees to pay amounts due should our subsidiaries not pay valid amounts owed to their vendors or lenders. The vendor guarantees are typically less than one-year arrangements, with 30-day cancellation clauses and the lender guarantees are typically for the term of the loan agreement.

On Balance Sheet Arrangements

We have a senior secured revolving line of credit arrangement, or the Revolver, with a group of financial institutions, which is secured by our inventory and expires in 2008. The Revolver's maximum commitment is 40% of eligible inventory valued at the lower of cost or market, less liquidation reserve (as defined) up to a maximum borrowing of $45.0 million. Interest on borrowings under the Revolver is based on the financial institution's prime rate or LIBOR plus 1.75% at our option. There were no borrowings outstanding under the Revolver at November 30, 2005 or 2004.

Our subsidiary, SYNNEX Canada, had a revolving loan agreement with a financial institution with a credit limit of C$125.0 million. Borrowings under the loan agreement were collateralized by substantially all of SYNNEX Canada's assets, including inventories and accounts receivable. The balance outstanding at November 30, 2004 was $56.9 million. This agreement was terminated in fiscal 2005.

We have other lines of credit and revolving facilities with financial institutions, which provide for borrowing capacity aggregating approximately $9.5 and $60.6 million at November 30, 2005 and 2004, respectively. At November 30, 2005 and 2004, we had borrowings of $1.8 and $16.5 million, respectively, outstanding under these facilities. We also have various term loans, bonds and mortgages with financial institutions totaling approximately $1.5 and $14.7 million at November 30, 2005 and 2004, respectively. The expiration dates of these facilities range from 2006 to 2013. Future principal payments due under these term loans, bonds and mortgages and payments due under our operating lease arrangements after November 30, 2005 are as follows (in thousands):

	Payments Due By Period				
	Total	Less than 1 Year	1-3 Years	3-5 Years	>5 Years
Contractual Obligations					
Principal debt payments	$ 1,518	$ 365	$ 730	$ 423	$ —
Interest on debt	107	26	51	30	—
Non-cancelable operating leases	46,840	10,821	18,302	9,828	7,889
Total	$48,465	$11,212	$19,083	$10,281	$7,889

We are in compliance with all material covenants or other requirements set forth in our accounts receivable financing programs and credit agreements discussed above.

Recent Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board, or FASB, issued FASB Statement No. 151, "Inventory Costs-an amendment of ARB No. 43" ("SFAS No. 151"), which is the result of its efforts to converge U.S. accounting standards for inventories with International Accounting Standards. SFAS No. 151 requires idle facility expenses, freight, handling costs and wasted material (spoilage) costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred during our fiscal year beginning December 1, 2005. We do not expect this standard to have a material impact on our consolidated financial position, results of operations or cash flows.

In December 2004, the FASB issued FASB Statement No. 123R (revised 2004), "Share-Based Payment" which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation." Statement 123R supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and amends FASB Statement No. 95, "Statement of Cash Flows." Generally, the approach in Statement 123R is similar to the approach described in Statement 123. However, Statement 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The new standard will be effective for us in the quarter ending February 28, 2006. We are in the process of assessing the impact of adopting this new standard.

In February 2005, the FASB issued Emerging Issues Task Force ("EITF") Issue No. 03-13, "Applying the Conditions of Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations ("EITF 03-13"). EITF 03-13 gives guidance on how to evaluate whether the operations and cash flows of a disposed component have been or will be eliminated from ongoing operations and the types of continuing involvement that constitute significant continuing involvement in the operations of the disposed component. We have applied the provisions of EITF 03-13 in determining our discontinued operations as of November 30, 2005.

On March 29, 2005, the SEC issued Staff Accounting Bulletin, or SAB, 107 which expresses the view of the SEC regarding the interaction between SFAS No. 123R and certain SEC rules and regulations and provides the SEC's views regarding the valuation of share-based payment arrangements for public companies. In particular, SAB 107 provides guidance related to share-based payment transactions with non-employees, the transition from nonpublic to public entity status, valuation methods (including assumptions such as expected volatility and expected term), the accounting for certain redeemable financial instrument issues under shares-based payment arrangements, the classification of compensation expense, non-GAAP financial measures, first-time adoption of SFAS No. 123R in an interim period, capitalization of compensation costs related to shares-based payment arrangements, the accounting for income tax effects of share-based payment arrangements, the accounting for income tax effects of share-based payment arrangements upon adoption of SFAS No. 123R, the modification of employee share options prior to adoption of SFAS No. 123R, and disclosures in Management's Discussion and Analysis of Financial Condition and Results of Operations subsequent to adoption of SFAS No. 123R.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections." SFAS No. 154 replaces APB Opinion No. 20. "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements." SFAS No. 154 requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. We do not expect the adoption of SFAS No. 154 on December 1, 2006 to have any material impact on our consolidated financial statements.

In October 2005, the FASB issued FSP FAS 123(R)-2, "Practical Accommodation to the Application of Grant Date as Defined in FAS 123(R)" ("FSP 123(R)-2"). FSP 123(R)-2 provides guidance on the application of grant date as defined in SFAS No. 123(R). In accordance with this standard a grant date of an award exists if a) the award is a unilateral grant and b) the key terms and conditions of the award are expected to be communicated to an individual recipient within a relatively short time period from the date of approval. We will adopt this standard when we adopt SFAS No. 123(R), and it will not have a material impact on our consolidated financial position, results of operations or cash flows.

In November 2005, the FASB issued FSP FAS 123(R)-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards" ("FSP 123(R)-3"). FSP 123(R)-3 provides an elective alternative method that establishes a computational component to arrive at the beginning balance of the accumulated paid-in capital pool related to employee compensation and a simplified method to determine the subsequent impact on the accumulated paid-in capital pool of employee awards that are fully vested and outstanding upon the adoption of SFAS No. 123(R). We are currently evaluating this transition method.

In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP 115-1 and 124-1"), which clarifies when an investment is considered impaired, whether the impairment is other than temporary, and the measurement of an impairment loss. It also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 and 124-1 are effective for all reporting periods beginning after December 15, 2005. At November 30, 2005, we had no unrealized investment losses that had not been recognized as other-than-temporary impairments in our available-for-sale securities. We do not anticipate that the implementation of these statements will have a significant impact on our financial position or results of operations.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Foreign Currency Risk

We are exposed to foreign currency risk in the ordinary course of business. We hedge cash flow exposures for our major countries using a combination of forward contracts. Principal currencies hedged are the British pound, Canadian dollar, Mexican peso and Japanese Yen. These instruments are generally short-term in nature, with typical maturities of less than one year. We do not hold or issue derivative financial instruments for trading purposes.

The following table presents the hypothetical changes in fair values in our outstanding derivative instruments at November 30, 2005 and 2004 that are sensitive to the changes in foreign currency exchange rates. The modeling technique used measures the change in fair values arising from an instantaneous strengthening or weakening of the U.S. dollar by 5%, 10% and 15% (in thousands). Although we do not apply hedge accounting to our forward contracts, our foreign exchange contracts are marked-to-market and any material gains and losses on our hedge contracts resulting from a hypothetical, instantaneous change in the strength of the U.S. dollar would be significantly offset by mark-to-market gains and losses on the assets and liabilities corresponding to the cash flows being hedged.

	Loss on Derivative Instruments Given a Weakening of U.S. dollar by X Percent			Gain (Loss) Assuming No Change in Exchange Rate	Gain on Derivative Instruments Given a Strengthening of U.S. dollar by X Percent		
	15%	**10%**	**5%**		**5%**	**10%**	**15%**
Forward contracts at November 30, 2005	$ (7,184)	$(4,516)	$(2,136)	$(320)	$1,926	$3,672	$5,259
Forward contracts at November 30, 2004	$(11,084)	$(7,554)	$(4,083)	$(662)	$2,717	$6,059	$9,369

Interest Rate Risk

During the last two years, the majority of our debt obligations have been short-term in nature and the associated interest obligations have floated relative to major interest rate benchmarks. While we have not used derivative financial instruments to alter the interest rate characteristics of our investment holdings or debt instruments in the past, we may do so in the future.

The fair value of our outstanding borrowing that is sensitive to changes in interest rates is $1.8 and $10.5 million at November 30, 2005 and 2004, respectively. A 150 basis point increase or decrease in rates at November 30, 2005 would not result in any material change in the fair value of this obligation. The following tables presents the hypothetical changes in interest expense related to our outstanding borrowings for the years ended November 30, 2005 and 2004 that are sensitive to changes in interest rates. The modeling technique used measures the change in interest expense arising from hypothetical parallel shifts in the respective countries' yield curves, of plus or minus 5%, 10% and 15% for the years ended November 30, 2005 and 2004 (in thousands).


Form 10-K

	Interest Expense Given an Interest Rate Decrease by X Percent			Actual Interest Expense Assuming No Change in Interest Rate	Interest Expense Given an Interest Rate Increase by X Percent		
	15%	10%	5%		5%	10%	15%
SYNNEX US	$ 686	$ 727	$ 767	$ 807	$ 848	$ 888	$ 928
SYNNEX Canada	1,340	1,419	1,498	1,577	1,655	1,734	1,813
SYNNEX UK	59	63	66	70	73	77	80
Total for the year ended November 30, 2005	$2,085	$2,209	$2,331	$2,454	$2,576	$2,699	$2,821

	Interest Expense Given an Interest Rate Decrease by X Percent			Actual Interest Expense Assuming No Change in Interest Rate	Interest Expense Given an Interest Rate Increase by X Percent		
	15%	10%	5%		5%	10%	15%
SYNNEX US	$ 496	$ 526	$ 555	$ 584	$ 613	$ 642	$ 671
SYNNEX Canada	1,949	2,063	2,178	2,292	2,407	2,522	2,636
SYNNEX Japan	251	265	280	295	309	324	339
Total for the year ended November 30, 2004	$2,696	$2,854	$3,013	$3,171	$3,329	$3,488	$3,646

Equity Price Risk

The equity price risk associated with our marketable equity securities at November 30, 2005 and 2004 is not material in relation to our consolidated financial position, results of operations or cash flow. Marketable equity securities include shares of common stock. The investments are classified as either trading or available-for-sale securities. Securities classified as trading are recorded at fair market value, based on quoted market prices and unrealized gains and losses are included in results of operations. Securities classified as available-for-sale are recorded at fair market value, based on quoted market prices and unrealized gains and losses are included in other comprehensive income. Realized gains and losses, which are calculated based on the specific identification method, are recorded in operations as incurred.

During the second quarter of fiscal 2005, we sold approximately 93% of the equity we held in our subsidiary, SYNNEX K.K. to MCJ, in exchange for eight thousand six hundred three shares of MCJ. Our remaining equity interest in SYNNEX K.K. is accounted for under the cost method, as we do not have significant influence over either MCJ or SYNNEX K.K. In order to reduce the risk of holding the MCJ shares, we have entered into forward contracts to sell MCJ shares for fixed prices in April 2006. As of November 30, 2005, such contracts covered 100% of the MCJ shares held by us and these contracts had a value of $22,609.

Item 8. ***Financial Statements and Supplementary Data***

INDEX

Financial statement schedules not listed above are either omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or in the Notes thereto.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
of SYNNEX Corporation:

We have completed integrated audits of SYNNEX Corporation's 2005 and 2004 consolidated financial statements and of its internal control over financial reporting as of November 30, 2005, and an audit of its 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions on SYNNEX Corporation's 2005, 2004 and 2003 consolidated financial statements and on its internal control over financial reporting as of November 30, 2005, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of SYNNEX Corporation and its subsidiaries at November 30, 2005 and November 30, 2004, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 2005 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in *Management's Report on Internal Control Over Financial Reporting* appearing under Item 9A, that the Company maintained effective internal control over financial reporting as of November 30, 2005 based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of November 30, 2005, based on criteria established in *Internal Control—Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
San Jose, California
February 8, 2006

Form 10-K

SYNNEX CORPORATION

CONSOLIDATED BALANCE SHEETS
(in thousands, except for par value)

	November 30, 2005	November 30, 2004
ASSETS		
Current assets:		
Cash and cash equivalents	$ 13,636	$ 28,726
Restricted cash	—	2,020
Short-term investments	27,985	5,051
Accounts receivable, net	342,322	372,604
Receivable from vendors, net	82,721	69,033
Receivable from affiliates	5,177	1,970
Inventories	494,617	408,346
Deferred income taxes	15,445	17,645
Other current assets	10,908	7,599
Total current assets	992,811	912,994
Property and equipment, net	33,713	33,851
Goodwill and intangible assets	43,004	48,722
Deferred income taxes	4,781	1,421
Other assets	8,179	2,709
Total assets	$1,082,488	$999,697
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Borrowings under term loans and lines of credit	$ 28,548	$ 74,996
Accounts payable	448,339	386,638
Payable to affiliates	85,871	68,977
Accrued liabilities	68,619	62,611
Other current liabilities	6,085	—
Income taxes payable	4,820	2,837
Total current liabilities	642,282	596,059
Long-term borrowings	1,153	13,074
Long-term liabilities	840	17,772
Deferred income taxes	988	1,054
Total liabilities	645,263	627,959
Minority interest in subsidiary	—	2,082
Commitments and contingencies (Note 20)	—	—
Stockholders' equity:		
Preferred stock, $0.001 par value, 5,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $0.001 par value, 100,000 shares authorized, 28,948 and 27,727 shares issued and outstanding	29	28
Additional paid-in capital	161,195	145,423
Unearned stock-based compensation	(1,644)	—
Accumulated other comprehensive income	12,701	12,086
Retained earnings	264,944	212,119
Total stockholders' equity	437,225	369,656
Total liabilities and stockholders' equity	$1,082,488	$999,697

The accompanying notes are an integral part of these consolidated financial statements.

SYNNEX CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except for per share amounts)

	Fiscal Year Ended November 30,		
	2005	2004	2003
Revenue	$ 5,640,769	$ 5,150,447	$ 3,944,886
Cost of revenue	(5,402,211)	(4,935,075)	(3,766,518)
Gross profit	238,558	215,372	178,368
Selling, general and administrative expenses	(159,621)	(137,712)	(121,352)
Income from continuing operations before non-operating items, income taxes and minority interest	78,937	77,660	57,016
Interest expense and finance charges, net	(17,036)	(7,959)	(7,007)
Other income (expense), net	1,559	(900)	(3,478)
Income from continuing operations before income taxes and minority interest	63,460	68,801	46,531
Provision for income taxes	(23,912)	(23,091)	(17,090)
Minority interest in subsidiary	58	376	267
Income from continuing operations	39,606	46,086	29,708
Income from discontinued operations, net of tax	511	479	288
Gain on sale of discontinued operations, net of tax	12,708	—	—
Net income	$ 52,825	$ 46,565	$ 29,996
Earnings per share:			
Basic			
Income from continuing operations	$ 1.39	$ 1.73	$ 1.34
Discontinued operations	0.46	0.01	0.02
Net income per common share—basic	$ 1.85	$ 1.74	$ 1.36
Diluted			
Income from continuing operations	$ 1.27	$ 1.53	$ 1.21
Discontinued operations	0.43	0.02	0.01
Net income per common share—diluted	$ 1.70	$ 1.55	$ 1.22
Weighted average common shares outstanding-basic	28,555	26,691	22,091
Weighted average common shares outstanding-diluted	31,131	30,111	24,555

The accompanying notes are an integral part of these consolidated financial statements.

SYNNEX CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (in thousands)

	Common Stock		Additional Paid-in Capital	Unearned Stock-based Compen-sation	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Stockholders' Equity	Comprehensive Income
	Shares	Amount						
Balances, November 30, 2002	22,081	$ 22	$ 79,251	$ (753)	$ (860)	$135,558	$213,218	
Amortization of unearned stock-based compensation	—	—	—	551	—	—	551	
Issuance of common stock for cash on exercise of options	37	—	180	—	—	—	180	
Accelerated vesting of previously issued employee stock options	—	—	636	—	—	—	636	
Change in unrealized gains or (losses) on available-for-sale securities	—	—	—	—	206	—	206	$ 206
Foreign currency translation adjustment	—	—	—	—	8,027	—	8,027	8,027
Net income	—	—	—	—	—	29,996	29,996	29,996
Balances, November 30, 2003	22,118	22	80,067	(202)	7,373	165,554	252,814	$38,229
Amortization of unearned stock-based compensation	—	—	—	202	—	—	202	
Tax benefits from exercise of non-qualified employee stock options	—	—	4,431	—	—	—	4,431	
Issuance of common stock for cash on exercise of options	1,670	2	9,703	—	—	—	9,705	
Issuance of common stock for cash on initial public offering	3,739	4	48,796	—	—	—	48,800	
Issuance of common stock for employee stock purchase plan	200	—	2,426	—	—	—	2,426	
Change in unrealized gains or (losses) on available-for-sale securities	—	—	—	—	(23)	—	(23)	$ (23)
Foreign currency translation adjustment	—	—	—	—	4,736	—	4,736	4,736
Net income	—	—	—	—	—	46,565	46,565	46,565
Balances, November 30, 2004	27,727	28	145,423	—	12,086	212,119	369,656	$51,278
Amortization of unearned stock-based compensation	—	—	—	28	—	—	28	
Tax benefits from exercise of non-qualified employee stock options	—	—	5,090	—	—	—	5,090	
Issuance of common stock for cash on exercise of options	1,066	1	6,969	—	—	—	6,970	
Issuance of restricted stock	—	—	1,672	(1,672)	—	—	—	
Issuance of common stock for employee stock purchase plan	155	—	2,041	—	—	—	2,041	
Change in unrealized gains or (losses) on available-for-sale securities	—	—	—	—	135	—	135	$ 135
Foreign currency translation adjustment	—	—	—	—	480	—	480	480
Net income	—	—	—	—	—	52,825	52,825	52,825
Balances, November 30, 2005	28,948	$ 29	$161,195	$(1,644)	$12,701	$264,944	$437,225	$53,440

The accompanying notes are an integral part of these consolidated financial statements.


Form 10-K

SYNNEX CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Fiscal Year Ended November 30,		
	2005	2004	2003
Cash flows from operating activities:			
Net income	$ 52,825	$ 46,565	$ 29,996
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation expense	4,809	4,296	4,219
Amortization of intangible assets	3,941	3,347	2,642
Amortization of unearned stock-based compensation	28	202	551
Provision for doubtful accounts	7,083	5,506	6,644
Accelerated vesting of previously issued employee stock options	—	—	636
Tax benefits from employee stock plans	5,090	4,431	—
Unrealized loss (gain) on trading securities	(1,333)	(247)	606
Realized (gain) loss on investments	(265)	23	(892)
(Gain) loss on disposal of fixed assets	947	(12)	927
Stock received from sale of business	(20,406)	—	—
Unrealized gain on short-term investments	(3,037)	—	—
Minority interest in subsidiaries	(58)	(300)	(222)
Changes in assets and liabilities, net of acquisition of businesses:			
Accounts receivable	(1,645)	(67,356)	(31,962)
Receivable from vendors	(13,903)	(14,383)	(18,546)
Receivable from affiliates	(3,209)	(1,300)	1,566
Inventories	(101,973)	(23,953)	(98,390)
Other assets	(3,370)	9,386	6,550
Payable to affiliates	16,894	13,902	37,035
Accounts payable	51,899	20,177	54,466
Accrued liabilities	12,957	(110)	(8,574)
Net cash provided by (used in) operating activities	7,274	174	(12,748)
Cash flows from investing activities:			
Purchases of short-term investments	(1,927)	(1,243)	(3,376)
Proceeds from sale of short-term investments	5,805	4,527	4,166
Minority investment	(3,000)	—	—
Acquisition of businesses, net of cash acquired	(4,769)	(44,526)	(1,525)
Purchase of property and equipment, net	(6,406)	(6,377)	(2,862)
Proceeds from sale of property and equipment, net	532	—	—
Decrease (increase) in restricted cash	2,020	(2,000)	1,311
Net cash used in investing activities	(7,745)	(49,619)	(2,286)
Cash flows from financing activities:			
Cash overdraft	22,052	2,906	9,812
Proceeds from revolving line of credit	1,792	42,050	200,654
Payments on revolving line of credit	—	(47,050)	(195,654)
Proceeds from bank loan	913,411	763,875	585,693
Repayment of bank loan	(983,040)	(768,194)	(579,486)
Net proceeds (payments) under other lines of credit	30,190	1,166	(6,405)
Proceeds from issuance of bonds	—	1,844	5,132
Payments of bonds and other long-term liabilities	(5,917)	(737)	—
Dividend payment to minority shareholder	(1,133)	—	—
Net proceeds from issuance of common stock	9,048	60,961	182
Net cash provided by (used in) financing activities	(13,597)	56,821	19,928
Effect of exchange rate changes on cash and cash equivalents	(1,022)	(729)	1,682
Net increase (decrease) in cash and cash equivalents	(15,090)	6,647	6,576
Cash and cash equivalents at beginning of period	28,726	22,079	15,503
Cash and cash equivalents at end of period	$ 13,636	$ 28,726	$ 22,079
Supplemental disclosures of cash flow information:			
Interest paid	$ 4,155	$ 2,891	$ 2,744
Income taxes paid	$ 24,153	$ 22,638	$ 15,851
Supplemental disclosures of non cash investing and financing activities:			
Unearned stock-based compensation	$ 1,672	$ —	$ —

The accompanying notes are an integral part of these financial statements.

SYNNEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except per share amounts)

NOTE 1—ORGANIZATION AND BASIS OF PRESENTATION:

SYNNEX Corporation (together with its subsidiaries, herein referred to as "SYNNEX" or the "Company") is an information technology products supply chain services company. The Company's supply chain outsourcing services include distribution, contract assembly, logistics and demand generation marketing. SYNNEX is headquartered in Fremont, California and has operations in North America, Asia and Europe.


Form 10-K

In October 2003, the Company reincorporated in the state of Delaware, and the historical information contained in these consolidated financial statements has been updated to reflect this reincorporation. On October 11, 2003, the Board of Directors declared a reverse stock split of one share for two shares that became effective on November 12, 2003. The accompanying historical financial statements have been restated to reflect this reverse stock split.

The Company is an affiliate of MiTAC International Corporation, a publicly traded corporation in Taiwan. At November 30, 2005, MiTAC International Corporation and its affiliates had a combined ownership of approximately 57% of the Company's outstanding common stock.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. We evaluate our estimates on a regular basis. Our estimates are based on historical experience and on various assumptions that the Company believes are reasonable. Actual results could differ from those estimates.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries and majority owned subsidiaries in which no substantive participating rights are held by minority stockholders. All significant intercompany accounts and transactions have been eliminated.

The consolidated financial statements include 100% of the assets and liabilities of these majority owned subsidiaries and the ownership interest of minority investors are recorded as minority interest. Investments in 20% through 50% owned affiliated companies are included under the equity method of accounting where the Company exercises significant influence over operating and financial affairs of the investee. Investments in less than 20% owned companies or investments in 20% through 50% owned companies where the Company does not exercise significant influence over operating and financial affairs of the investee are recorded under the cost method.

Cash and cash equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity or remaining maturity at date of purchase of three months or less to be cash equivalents. Cash equivalents consist principally of money market deposit accounts that are stated at cost, which approximates fair value. The Company is exposed to credit risk in the event of default by financial institutions to the extent that cash balances with financial institutions are in excess of amounts that are insured by the Federal Deposit Insurance Corporation.

Restricted cash

The Company previously provided letters of credit on behalf of its subsidiaries in Asia. The Company was required by the banks to maintain certain balances in its bank accounts as collateral for such credit arrangements. At November 30, 2004, the Company had a restricted cash balance of $2,020. The Company did not have a restricted cash balance at November 30, 2005 as there were no such credit arrangements at that date.

Investments

The Company classifies its investments in marketable securities as trading and available-for-sale. All securities related to its deferred compensation plan and the Company's investment in MCJ Company Ltd. ("MCJ") are classified as trading and are recorded at fair value, based on quoted market prices, and unrealized gains and losses are included in "Other income (expense), net" in the Company's financial statements. All other securities are classified as available-for-sale and are recorded at fair market value, based on quoted market prices, and unrealized gains and losses are included in accumulated other comprehensive income, a component of stockholders' equity. Realized gains and losses, which are calculated based on the specific identification method, and declines in value judged to be other than temporary, if any, are recorded in operations as incurred.

To determine whether a decline in value is other-than-temporary, the Company evaluates several factors, including current economic environment, market conditions, operational and financial performance of the investee, and other specific factors relating to the business underlying the investment, including business outlook of the investee, future trends in the investee's industry and the Company's intent to carry the investment for a sufficient period of time for any recovery in fair value. If a decline in value is deemed as other-than-temporary, the Company records reductions in carrying values to estimated fair values, which are determined based on quoted market prices if available or on one or more of the valuation methods such as pricing models using historical and projected financial information, liquidation values, and values of other comparable public companies.

Long-term investments include instruments that the Company has the ability and intent to hold for more than twelve months. The Company classifies its long-term investments as available-for-sale if a readily determinable fair value is available.

The Company has investments in equity instruments of privately held companies. These investments are included in other assets and are accounted for under the cost method, as the Company does not have the ability to exercise significant influence over their operations. The Company monitors its investments for impairment by considering current factors, including economic environment, market conditions, operational performance and other specific factors relating to the business underlying the investment, and records reductions in carrying values when necessary.

Allowance for doubtful accounts

The allowance for doubtful accounts is estimated to cover the losses resulting from the inability of customers to make payments for outstanding balances. In estimating the required allowance, the Company takes into consideration the overall quality and aging of the receivables, credit evaluations of customers' financial condition and existence of credit insurance. The Company also evaluates the collectability of accounts receivable based on specific customer circumstances, current economic trends, historical experience with collections and any value and adequacy of collateral received from the customers.

(amounts in thousands, except for per share amounts)


Form 10-K

Inventories

Inventories are stated at the lower of cost or market. Cost is computed based on the weighted average method. Inventories consist of finished goods purchased from various manufacturers for distribution resale and components used for contract assembly. The Company records estimated inventory reserves for quantities in excess of demand, cost in excess of market value and product obsolescence.

Property and equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation and amortization are computed using the straight-line method based upon the shorter of the estimated useful lives of the assets, or the lease term of the respective assets, if applicable. Maintenance and repairs are charged to expense as incurred, and improvements are capitalized. When assets are retired or otherwise disposed of, the cost and accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is reflected in operations in the period realized. The depreciation and amortization periods for property and equipment categories are as follows:

Equipment and Furniture	3-7 years
Software	3 years
Leasehold Improvements	3-10 years
Buildings	39 years

Goodwill

The Company has adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), which revised the standards of accounting for goodwill, by replacing the amortization of these assets with the requirement that they are reviewed annually for impairment, or more frequently if impairment indicators exist. No goodwill impairment was recorded for the periods presented.

Intangible assets

Intangible assets consist of vendor lists, customer lists, trade names and land rights, which are amortized on a straight-line basis over their estimated lives. Intangible assets are amortized as follows:

Vendor lists	4-10 years
Customer lists	5-8 years
Other intangible assets	3-5 years

Software costs

The Company develops software for internal use only. The payroll and other costs related to the development of software have been expensed as incurred. Excluding the costs of support, maintenance and training functions that are not subject to capitalization, the costs of the software department were not material for the periods presented. If the internal software development costs become material, the Company will capitalize the costs based on the defined criteria for capitalization in accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use."

Impairment of long-lived assets

The Company reviews the recoverability of its long-lived assets, such as property and equipment, when events or changes in circumstances occur that indicate the carrying value of the asset or asset group may not be

(amounts in thousands, except for per share amounts)

recoverable. The assessment of possible impairment is based on the Company's ability to recover the carrying value of the asset or asset group from the expected future pre-tax cash flows, undiscounted and without interest charges, of the related operations. If these cash flows are less than the carrying value of such assets, an impairment loss is recognized for the difference between estimated fair value and carrying value. The measurement of impairment requires management to estimate future cash flows and the fair value of long-lived assets.

Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company's cash and cash equivalents are maintained with high quality institutions, the compositions and maturities of which are regularly monitored by management. Through November 30, 2005, the Company had not experienced any losses on such deposits.

Accounts receivable include amounts due from customers primarily in the technology industry. The Company performs ongoing credit evaluations of its customers' financial condition and limits the amount of credit extended when deemed necessary, but generally requires no collateral. The Company also maintains allowances for potential credit losses. In estimating the required allowances, the Company takes into consideration the overall quality and aging of the receivable portfolio, the existence of a limited amount of credit insurance and specifically identified customer risks. Through November 30, 2005, such losses have been within management's expectations.

In fiscal 2005 and fiscal 2003, sales to no single customer exceeded 10% or more of the Company's total revenue. In fiscal 2004, sales to one customer accounted for 10% of the Company's total revenue. At November 30, 2005 one customer accounted for approximately 18% of the total consolidated accounts receivable balance. At November 30, 2004, no single customer comprised more than 10% of the total consolidated accounts receivable balance.

Revenue recognition

The Company recognizes revenue as products are shipped, if a purchase order exists, the sale price is fixed or determinable, collection of resulting receivables is reasonably assured, risk of loss and title have transferred and product returns are reasonably estimable. Shipping terms are typically F.O.B. the Company's warehouse. Provisions for sales returns are estimated based on historical data and are recorded concurrently with the recognition of revenue. These provisions are reviewed and adjusted periodically by the Company. Revenue is reduced for early payment discounts and volume incentive rebates offered to customers.

The Company purchases licensed software products from original equipment manufacturer ("OEM") vendors and distributes them to customers. Revenue is recognized upon shipment of software products when a purchase order exists, the sales price is fixed or determinable and collection is determined to be probable. Subsequent to the sale of software products, the Company generally has no obligation to provide any modification, customization, upgrades, enhancements, or any other post-contract customer support.

Original Equipment Manufacturer supplier programs

Funds received from OEM suppliers for inventory volume promotion programs, price protection and product rebates are recorded as adjustments to cost of revenue. The Company tracks vendor promotional programs for volume discounts on a program-by-program basis. The Company monitors the balances of receivables from vendors on a quarterly basis and adjusts the balance due for differences between expected and actual volume sales. Vendor receivables are generally collected through reductions authorized by the vendor, to accounts payable. For price protection programs and product rebates, the Company records a reduction of cost of revenue. Funds received for specific marketing and infrastructure reimbursements, net of direct costs, are recorded as adjustments to selling, general and administrative expenses, and any excess reimbursement amount is recorded as an adjustment to cost of revenue.

Royalties

The Company purchases licensed software products from OEM vendors, which it subsequently distributes to resellers. Royalties to OEM vendors are accrued for and recorded in cost of revenue when software products are shipped and revenue is recognized.

Warranties

The Company's OEM suppliers generally warrant the products distributed by the Company and allow returns of defective products. The Company generally does not independently warrant the products it distributes; however, the Company does warrant the following: (1) its services with regard to products that it assembles for its customers, and (2) products that it builds to order from components purchased from other sources. To date neither warranty expense nor the accrual for warranty costs has been material to the Company's consolidated financial statements.

Advertising

Costs related to advertising and promotion expenditures of products are charged to selling, general and administrative expense as incurred. To date, costs related to advertising and promotion expenditures have not been material.

Income taxes

The asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements using enacted tax rates and laws that will be in effect when the difference is expected to reverse. Valuation allowances are provided against assets that are not likely to be realized.

Fair value of financial instruments

For certain of the Company's financial instruments, including cash, forward contracts, accounts receivable and accounts payable, the carrying amounts approximate fair value due to the short maturities. The amount shown for borrowings also approximates fair value since current interest rates offered to the Company for debt of similar maturities are approximately the same. The estimated fair values of foreign exchange forward contracts are based on market prices or current rates offered for contracts with similar terms and maturities. The ultimate amounts paid or received under these foreign exchange contracts, however, depend on future exchange rates. The gains or losses are recognized as "Other income (expense), net" based on changes in the fair value of the contracts, which generally occur as a result of changes in foreign currency exchange rates.

(amounts in thousands, except for per share amounts)

Foreign currency translations

The functional currencies of the Company's foreign subsidiaries are their respective local currencies, with the exception of the Company's UK operation, for which the functional currency is the U.S. dollar. The financial statements of the foreign subsidiaries, other than the UK operations, are translated into U.S. dollars for consolidation as follows: assets and liabilities at the exchange rate as of the balance sheet date, stockholders' equity at the historical rates of exchange, and income and expense amounts at the average exchange rate for the quarter. Translation adjustments resulting from the translation of the subsidiaries' accounts are included in "Accumulated other comprehensive income." Gains and losses resulting from foreign currency transactions are included within "Other income (expense), net." Such amounts are not significant to any of the periods presented.

Stock-based compensation

The Company's employee stock option plan is accounted for in accordance with Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees", ("APB No. 25") and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), and Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation, Transition and Disclosure" ("SFAS No. 148"). Expense associated with stock-based compensation is amortized on a straight-line basis over the vesting period of the individual award.

The Company accounts for stock issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force Consensus No. 96-18, "Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" ("EITF No. 96-18"). Under SFAS No. 123 and EITF No. 96-18, stock option awards issued to non-employees are accounted for at fair value using the Black-Scholes option-pricing model.

(amounts in thousands, except for per share amounts)

The following table illustrates the effect on net income per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation. The estimated fair value of each Company option is calculated using the Black-Scholes option-pricing model:

	Fiscal Years Ended November 30,		
	2005	2004	2003
Net income—as reported	$52,825	$46,565	$29,996
Plus: Stock-based employee compensation expense determined under APB No. 25, included in reported net income	28	202	1,187
Less: Stock-based employee compensation expense determined under fair value based method related to the employee stock purchase plan	(353)	(1,613)	—
Less: Stock-based employee compensation expense determined under fair value based method related to stock options	(2,967)	(3,429)	(4,079)
Net income—pro forma	$49,533	$41,725	$27,104
Net earnings per share—basic:			
As reported	$ 1.85	$ 1.74	$ 1.36
Pro forma	$ 1.73	$ 1.56	$ 1.23
Net earnings per share—diluted:			
As reported	$ 1.70	$ 1.55	$ 1.22
Pro forma	$ 1.62	$ 1.42	$ 1.13
Shares used in computing net income per share—basic:			
As reported	28,555	26,691	22,091
Pro forma	28,555	26,691	22,091
Shares used in computing net income per share—diluted:			
As reported	31,131	30,111	24,555
Pro forma	30,573	29,410	23,930

Comprehensive income

Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The primary components of comprehensive income for the Company include net income, foreign currency translation adjustments arising from the consolidation of the Company's foreign subsidiaries and unrealized gains and losses on the Company's available-for-sale securities.

Reclassifications

Certain reclassifications, in addition to the reclassifications relating to discontinued operations discussed in Note 3, have been made to the November 30, 2004 and 2003 financial statements to conform to the November 30, 2005 financial statements. These reclassifications did not change previously reported total assets, liabilities, stockholders' equity or net income.

(amounts in thousands, except for per share amounts)

Net income per common share

Net income per common share-basic is computed by dividing the net income for the period by the weighted average number of shares of common stock outstanding during the period. Net income per common share-diluted reflects the potential dilution from stock options and restricted stock. The calculations of net income per common share are presented in Note 16.

Recently issued accounting pronouncements

In November 2004, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 151, "Inventory Costs-an amendment of ARB No. 43" ("SFAS No. 151"), which is the result of its efforts to converge U.S. accounting standards for inventories with International Accounting Standards. SFAS No. 151 requires idle facility expenses, freight, handling costs and wasted material (spoilage) costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred during the Company's fiscal year beginning December 1, 2005. The Company does not expect this standard to have a material impact on its consolidated financial position, results of operations or cash flows.

In December 2004, the FASB issued FASB Statement No. 123R (revised 2004), "Share-Based Payment" ("Statement 123R"), which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation". Statement 123R supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees", and amends FASB Statement No. 95, "Statement of Cash Flows". Generally, the approach in Statement 123R is similar to the approach described in Statement 123. However, Statement 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure will no longer be an alternative. The new standard will be effective for the Company in the quarter ending February 28, 2006. The Company is in the process of assessing the impact of adopting this new standard.

In February 2005, the FASB issued Emerging Issues Task Force ("EITF") Issue No. 03-13, "Applying the Conditions of Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations ("EITF 03-13"). EITF 03-13 gives guidance on how to evaluate whether the operations and cash flows of a disposed component have been or will be eliminated from ongoing operations and the types of continuing involvement that constitute significant continuing involvement in the operations of the disposed component. The Company has applied the provisions of EITF 03-13 in determining its discontinued operations as of November 30, 2005.

On March 29, 2005, the SEC issued Staff Accounting Bulletin (SAB) 107 which expresses the view of the SEC regarding the interaction between SFAS No. 123R and certain SEC rules and regulations and provides the SEC's views regarding the valuation of share-based payment arrangements for public companies. In particular, SAB 107 provides guidance related to share-based payment transactions with non-employees, the transition from nonpublic to public entity status, valuation methods (including assumptions such as expected volatility and expected term), the accounting for certain redeemable financial instrument issues under shares-based payment arrangements, the classification of compensation expense, non-GAAP financial measures, first-time adoption of SFAS No. 123R in an interim period, capitalization of compensation costs related to shares-based payment arrangements, the accounting for income tax effects of share-based payment arrangements, the accounting for income tax effects of share-based payment arrangements upon adoption of SFAS No. 123R, the modification of employee share options prior to adoption of SFAS No. 123R, and disclosures in Management's Discussion and Analysis of Financial Condition and Results of Operations subsequent to adoption of SFAS No. 123R.

(amounts in thousands, except for per share amounts)

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections." SFAS No. 154 replaces APB Opinion No. 20. "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements." SFAS No. 154 requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The Company does not expect the adoption of SFAS No. 154 on December 1, 2006 to have any material impact on its consolidated financial statements.

In October 2005, the FASB issued FSP FAS 123(R)-2, "Practical Accommodation to the Application of Grant Date as Defined in FAS 123(R)" ("FSP 123(R)-2"). FSP 123(R)-2 provides guidance on the application of grant date as defined in SFAS No. 123(R). In accordance with this standard a grant date of an award exists if a) the award is a unilateral grant and b) the key terms and conditions of the award are expected to be communicated to an individual recipient within a relatively short time period from the date of approval. The Company will adopt this standard when it adopt SFAS No. 123(R), and it will not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

In November 2005, the FASB issued FSP FAS 123(R)-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards" ("FSP 123(R)-3"). FSP 123(R)-3 provides an elective alternative method that establishes a computational component to arrive at the beginning balance of the accumulated paid-in capital pool related to employee compensation and a simplified method to determine the subsequent impact on the accumulated paid-in capital pool of employee awards that are fully vested and outstanding upon the adoption of SFAS No. 123(R). The Company is currently evaluating this transition method.

In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP 115-1 and 124-1"), which clarifies when an investment is considered impaired, whether the impairment is other than temporary, and the measurement of an impairment loss. It also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 and 124-1 are effective for all reporting periods beginning after December 15, 2005. At November 30, 2005, the Company had no unrealized investment losses that had not been recognized as other-than-temporary impairments in its available-for-sale securities. The Company does not anticipate that the implementation of these statements will have a significant impact on its financial position or results of operations.

(amounts in thousands, except for per share amounts)

NOTE 3—DISCONTINUED OPERATIONS:

During the second quarter of fiscal 2005, the Company sold approximately 93% of the equity it held in its subsidiary, SYNNEX K.K. to MCJ, in exchange for eight thousand six hundred three shares of MCJ. The Company recorded a gain of $12,708, net of tax, as a result of this sale, in the second quarter of fiscal 2005. The Company has no significant continuing involvement in the operations of MCJ or SYNNEX K.K. The Company's remaining equity interest in SYNNEX K.K. is accounted for under the cost method, as the Company does not have significant influence over either MCJ or SYNNEX K.K. In connection with this sale, the Company paid a dividend of $1,133 to the minority shareholders of SYNNEX K.K.

Under the provisions of FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the sale of SYNNEX K.K. qualifies as a discontinued operation component of the Company. Accordingly, the Company has excluded results of Japan's operations from its consolidated statements of operations for each of the three years in the period ended November 30, 2005 to present this business in discontinued operations.

The following table shows the results of operations of SYNNEX K.K.:

	December 1, 2004 to April 19, 2005 (date of sale)	Fiscal Year Ended November 30,	
		2004	2003
Revenue	$ 64,477	$ 163,544	$ 181,354
Cost of revenue	(59,916)	(153,938)	(172,006)
Gross profit	4,561	9,606	9,348
Selling, general and administrative expenses	(3,170)	(8,286)	(8,498)
Income from operations before non-operating items, income taxes and minority interest	1,391	1,320	850
Interest expense and finance charges, net	(140)	(464)	(500)
Other income (expense), net	(245)	158	253
Income before income taxes and minority interest	1,006	1,014	603
Provision for income taxes	(434)	(459)	(270)
Minority interest in subsidiary	(61)	(76)	(45)
Net income	$ 511	$ 479	$ 288

(amounts in thousands, except for per share amounts)


Form 10-K

The following table shows the effect of the restatement on the consolidated financial statements:

	As Previously Reported Fiscal Year Ended November 30,		As Reported Herein Fiscal Year Ended November 30,	
	2004	2003	2004	2003
Revenue	$ 5,313,991	$ 4,126,240	$ 5,150,447	$ 3,944,886
Cost of revenue	(5,089,013)	(3,938,524)	(4,935,075)	(3,766,518)
Gross profit	224,978	187,716	215,372	178,368
Selling, general and administrative expenses	(145,998)	(129,850)	(137,712)	(121,352)
Income from continuing operations before non-operating items, income taxes and minority interest	78,980	57,866	77,660	57,016
Interest expense and finance charges, net	(8,423)	(7,507)	(7,959)	(7,007)
Other income (expense), net	(742)	(3,225)	(900)	(3,478)
Income from continuing operations before income taxes and minority interest	69,815	47,134	68,801	46,531
Provision for income taxes	(23,550)	(17,360)	(23,091)	(17,090)
Minority interest in subsidiary	300	222	376	267
Income from continuing operations	46,565	29,996	46,086	29,708
Income from discontinued operations, net of tax	—	—	479	288
Net income	$ 46,565	$ 29,996	$ 46,565	$ 29,996
Earnings per share:				
Basic				
Income from continuing operations	$ 1.74	$ 1.36	$ 1.73	$ 1.34
Discontinued operations	—	—	0.01	0.02
Net income per common share—basic	$ 1.74	$ 1.36	$ 1.74	$ 1.36
Diluted				
Income from continuing operations	$ 1.55	$ 1.22	$ 1.53	$ 1.21
Discontinued operations	—	—	0.02	0.01
Net income per common share—diluted	$ 1.55	$ 1.22	$ 1.55	$ 1.22

Under the terms of the sale the Company is restricted from selling the shares of MCJ it received until April 2006. As described in Note 2, the shares are classified as trading securities and are recorded at fair value, based on quoted market prices. As of November 30, 2005, the fair value of the shares of MCJ was $25,346, and that amount is included in short-term investments.

In order to reduce the risk of holding the MCJ shares, the Company has entered into forward contracts to sell MCJ shares for fixed prices in April 2006. As of November 30, 2005, such contracts covered 100% of the MCJ shares held by the Company and these contracts had a value of $22,609.

(amounts in thousands, except for per share amounts)

NOTE 4—BALANCE SHEET COMPONENTS:

	November 30, 2005	November 30, 2004
Short-term investments		
Trading		
MCJ	$ 25,346	$ —
Securities, deferred compensation	2,379	4,575
Money market, deferred compensation	149	233
	27,874	4,808
Available for Sale		
Securities	108	240
Money market	3	3
	111	243
	$ 27,985	$ 5,051
Accounts receivable, net		
Trade accounts receivables	$364,856	$397,504
Less: Allowance for doubtful accounts	(12,688)	(12,023)
Less: Allowance for sales returns	(9,846)	(12,877)
	$342,322	$372,604
Receivable from vendors, net		
Receivables from vendors	$ 85,447	$ 73,128
Less: Allowance for doubtful accounts	(2,726)	(4,095)
	$ 82,721	$ 69,033
Inventories		
Components	$ 47,114	$ 41,309
Finished goods	447,503	367,037
	$494,617	$408,346
Property and equipment, net		
Equipment and computers	$ 40,203	$ 38,059
Furniture and fixtures	7,210	7,159
Vehicles	344	413
Buildings and land	31,960	30,296
	79,717	75,927
Less: Accumulated depreciation	(46,004)	(42,076)
	$ 33,713	$ 33,851

(amounts in thousands, except for per share amounts)


Form 10-K

Goodwill and Intangible Assets:

	November 30,					
	2005			2004		
	Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
Goodwill	$24,840	$ —	$24,840	$23,631	$ —	$23,631
Vendor lists	22,062	(14,155)	7,907	22,898	(12,843)	10,055
Customer lists	12,715	(3,130)	9,585	13,133	(2,204)	10,929
Other intangible assets	1,086	(414)	672	4,878	(771)	4,107
	$60,703	$(17,699)	$43,004	$64,540	$(15,818)	$48,722

Amortization expense was $3,941, $3,347 and $2,642 for the years ended November 30, 2005, 2004, 2003, respectively. Goodwill increased as of November 30, 2005 due to the final payments for the acquisitions of EMJ and BSA Sales, Inc. Other intangible assets decreased due to the sale of SYNNEX K.K (see Note 3). Estimated future amortization expense is as follows:

Years ending November 30,	
2006	$ 3,944
2007	3,878
2008	3,578
2009	3,457
2010	1,349
thereafter	1,958
	$18,164

	November 30,	
	2005	2004
Accrued liabilities:		
Payroll related accruals	$15,149	$15,139
Deferred compensation liability	16,770	14,374
Royalty and warranty accruals	3,518	3,823
Sales and value-add tax payable	2,942	4,288
Other accrued liabilities	30,240	24,987
	$68,619	$62,611

(amounts in thousands, except for per share amounts)

NOTE 5—ACQUISITIONS:

Acquisitions during the year ended November 30, 2004

During the fourth quarter of fiscal 2004, the Company acquired all of the outstanding common stock of EMJ Data Systems Limited ("EMJ"), a publicly traded Canadian company on the Toronto Stock Exchange, for cash of approximately $45,056. EMJ is a distributor of computer products and peripherals. The results of operations of EMJ are included in the Company's consolidated financial statements from the date of acquisition.

The purchase consideration has been allocated as follows, based on the estimated fair value of asset acquired and liabilities assumed:

	Fair Value
Purchase Consideration	
Cash	$ 44,695
Acquisition costs	361
	$ 45,056

	Fair Value	Amortization Period
Allocation		
Accounts receivable	$ 36,847	—
Goodwill	19,734	—
Inventories	17,519	—
Fixed assets	6,099	—
Other assets	4,393	—
Identifiable intangible assets	8,387	3-10 years
Borrowings	(11,061)	—
Accounts payable and accruals	(13,239)	—
Long-term liabilities	(16,074)	—
Other liabilities	(7,549)	—
	$ 45,056	

The goodwill was assigned to the distribution segment and is not expected to be deductible for tax purposes.

The following unaudited pro forma financial information combines the consolidated results of operations as if the acquisition of EMJ had occurred as of the beginning of the periods presented. Pro forma adjustments include only the effects of events directly attributed to transactions that are factually supportable and expected to have a continuing impact. The pro forma results contained in the table below include pro forma adjustments for amortization of acquired intangibles and additional finance charges related to the financing of the purchase consideration of the acquisitions.

	Fiscal Years Ended November 30,	
	2004	2003
	(unaudited)	
Revenue	$5,365,941	$4,099,142
Net income	$ 46,312	$ 31,183
Net income per common share—basic	$ 1.74	$ 1.41
Net income per common share—diluted	$ 1.54	$ 1.27

(amounts in thousands, except for per share amounts)

On March 1, 2004, the Company acquired all of the common stock of BSA Sales, Inc. ("BSA"), a privately held company, for approximately $2,100. An additional $1,900 was earned by BSA's selling stockholders by meeting certain performance objectives through March 1, 2005. The purchase price allocation and pro forma financial information for the acquisition of BSA are not presented herein as the impact to the Company's financial statements is not significant.

The pro forma financial information is not necessarily indicative of the operating results that would have occurred had the acquisition been consummated as of the beginning of periods presented, nor are they necessarily indicative of future operating results.

NOTE 6—INVESTMENTS:

The carrying amount of the Company's investments is shown in the table below:

	November 30,					
	2005			2004		
	Original Cost	Unrealized (Losses)/ Gains	Fair Value	Original Cost	Unrealized Losses	Fair Value
Short-Term:						
Trading	$24,590	$3,284	$27,874	$5,805	$ (997)	$4,808
Available-for-sale	757	(646)	111	757	(514)	243
	$25,347	$2,638	$27,985	$6,562	$(1,511)	$5,051

Short-term trading securities consist of equity securities relating to the Company's deferred compensation plan (Note 13). Short-term available-for-sale securities primarily consist of investments in other companies' equity securities.

Total realized gains on investments were $265 and $892 for the fiscal year ended November 30, 2005 and 2003. Total realized losses on investments were $23 for the fiscal year ended November 30, 2004.

NOTE 7—ACCOUNTS RECEIVABLE ARRANGEMENTS:

The Company has established a six-year revolving arrangement (the "U.S. Arrangement") through a consolidated wholly owned subsidiary to sell up to $275,000 of U.S. trade accounts receivables (the "U.S. Receivables") to two financial institutions. The U.S. Arrangement expires in August 2008. In connection with the U.S. Arrangement, the Company sells its U.S. Receivables to its wholly-owned subsidiary on a continuing basis, which will in turn sell an undivided interest in the U.S. Receivables to the financial institutions without recourse, at market value, calculated as the gross receivable amount, less a facility fee. The fee is based on the prevailing commercial paper interest rates plus 0.75%. A separate fee based on the unused portion of the facility, at 0.30% per annum, is also charged by the financial institutions. The Company has also established a one-year revolving accounts receivable arrangement (the "Canadian Arrangement") through SYNNEX Canada Limited, or SYNNEX Canada, to sell up to C$100,000 of U.S. and Canadian trade receivables (the "Canadian Receivables") to a financial institution. The Canadian Arrangement expires in November 2006. In connection with the Canadian Arrangement, SYNNEX Canada sells its Canadian Receivables to the financial institution on a fully serviced basis. The effective discount rate of the Canadian Arrangement is the prevailing bankers' acceptance rate of return or prime rate plus 0.45% per annum. To the extent that cash was received in exchange,

Form 10-K

(amounts in thousands, except for per share amounts)

the amount of U.S. and Canadian Receivables sold to the financial institutions has been recorded as a true sale, in accordance with SFAS No. 140, "Accounting for Transfer and Servicing of Financial Assets and Extinguishments of Liabilities". The amount of U.S. and Canadian Receivables sold to the financial institutions and not yet collected from customers at November 30, 2005 and 2004 was $274,751 and $196,300, respectively. The wholly owned subsidiary is consolidated in the financial statements of the Company, and the remaining balance of unsold U.S. and Canadian Receivables at November 30, 2005 and 2004 of $253,488 and $213,492, respectively, are included within "Accounts receivable, net".

The gross proceeds resulting from the sale of the U.S. and Canadian Receivables totaled approximately $1,054,382, $930,250 and $809,500 in 2005, 2004 and 2003, respectively. The gross payments to the financial institutions under the U.S. and Canadian Arrangements totaled approximately $949,540, $943,950 and $757,500 in 2005, 2004 and 2003, respectively, which arose from the subsequent collection of U.S. and Canadian Receivables. The proceeds (net of the facility fee) are reflected in the consolidated statement of cash flows in operating activities within changes in accounts receivable.

The Company continues to collect the U.S. and Canadian Receivables on behalf of the financial institutions, for which it receives a service fee from the financial institutions for the U.S. Receivables, and remits collections to the financial institutions. The Company estimates that the service fee it receives for the U.S. Receivables approximates the market rate for such services, and as a result, has recognized no servicing assets or liabilities in its consolidated balance sheet. Facility fees (net of service fees) charged by the financial institutions totaled $6,209, $3,431 and $3,003 in 2005, 2004, 2003, respectively, and were recorded within "Interest expense and finance charges, net".

Under the U.S. and Canadian Arrangements the Company is required to maintain certain financial covenants to maintain its eligibility to sell additional U.S. and Canadian Receivables under the facility. These covenants include minimum net worth, minimum fixed charge ratio, and net worth percentage. The Company was in compliance with the covenants at November 30, 2005 and 2004.

As is customary in trade accounts receivable securitization arrangements, a credit rating agency's downgrade of the third party issuer of commercial paper or of a back-up liquidity provider (which provides a source of funding if the commercial paper market cannot be accessed) could result in an adverse change or loss of the Company's financing capacity under these programs if the commercial paper issuer or liquidity back-up provider is not replaced. Loss of such financing capacity could have a material adverse effect on the Company's financial condition and results of operations.

The Company has also entered into financing agreements with various financial institutions ("Flooring Companies") to allow certain customers of the Company to finance their purchases directly with the Flooring Companies. Under these agreements, the Flooring Companies pay to the Company the selling price of products sold to various customers, less a discount, within approximately 15 to 30 business days from the date of sale. The Company is contingently liable to repurchase inventory sold under flooring agreements in the event of any default by its customers under the agreement and such inventory being repossessed by the Flooring Companies. See Note 20, "Commitments and Contingencies" for additional information. Approximately $1,161,396, $1,166,417 and $855,629 of the Company's net sales were financed under these programs in 2005, 2004 and 2003, respectively. Approximately $40,914 and $54,152 of accounts receivable at November 30, 2005 and 2004, respectively, were subject to flooring agreements. Flooring fees were approximately $5,524, $2,960 and $1,999 in 2005, 2004 and 2003, respectively, and are included within "Interest expense and finance charges, net".

(amounts in thousands, except for per share amounts)


Form 10-K

NOTE 8—RESTRUCTURING CHARGES:

In the first quarter of fiscal 2005, the Company announced a restructuring program in its distribution segment that impacted approximately 35 employees across multiple business functions in SYNNEX Canada and closed its facilities in Richmond, British Columbia, Calgary, Alberta and Saint-Laurent, Quebec. All terminations were completed by May 31, 2005. In the third quarter of fiscal 2005, the Company closed its facility in Markham, Ontario. This restructuring resulted in a total expense of $2,513, which consists of employee termination benefits of $711, estimated facilities exit expenses of $1,681 and other expenses in the amount of $121. All charges were recorded in accordance with Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities".

The following table summarizes the activity related to the liability for restructuring charges through November 30, 2005:

	Severance and Benefits	Facility and Exit Costs	Other	Total
Balance of accrual at November 30, 2004	$ —	$ —	$—	$ —
Restructuring charges expensed in the year ended November 30, 2005	711	1,681	121	2,513
Cash payments	(690)	(293)	(17)	(1,000)
Adjustments	—	157	—	157
Non-cash charges	—	(636)	—	(636)
Balance accrued at November 30, 2005	$ 21	$ 909	$104	$ 1,034

The unpaid portion of the restructuring charges is included in the consolidated balance sheet under the caption "Accrued liabilities."

NOTE 9—BORROWINGS:

Borrowings consist of the following:

	November 30, 2005	November 30, 2004
SYNNEX Canada revolving loan	$ —	$ 56,877
SYNNEX Canada revolving accounts receivable securitization program	26,391	—
SYNNEX Canada term loan	1,518	2,275
SYNNEX K.K. line of credit	—	16,521
SYNNEX K.K. term loan	—	1,944
SYNNEX K.K. mortgage	—	1,088
SYNNEX K.K. bonds	—	6,997
SYNNEX UK line of credit	1,792	—
SYNNEX China mortgage	—	2,368
	29,701	88,070
Less: Current portion	(28,548)	(74,996)
Non-current portion	$ 1,153	$ 13,074

(amounts in thousands, except for per share amounts)

SYNNEX USA senior secured revolving line of credit

The Company has entered into a senior secured revolving line of credit arrangement (the "Revolver") with a group of financial institutions, which is secured by the Company's inventory. The Revolver's maximum commitment is 40% of eligible inventory valued at the lower of cost or market up to a maximum borrowing of $45,000. Interest on borrowings under the Revolver is based on the financial institution's prime rate. A fee of 0.30% per annum is payable with respect to the unused portion of the commitment. The Company is required to comply with minimum net worth and minimum fixed charge ratio covenants. The Company was in compliance with these covenants at November 30, 2005 and 2004. During the year ended November 30, 2004, the Company borrowed and repaid approximately $42,050 and $47,050, respectively, under the Revolver. There were no borrowings or payments under the Revolver in the year ended November 30, 2005.

SYNNEX Canada revolving accounts receivable securitization program

SYNNEX Canada has a one-year revolving accounts receivable securitization program which provides for the sale of up to C$100,000 of U.S. and Canadian trade accounts receivable to a financial institution. The program expires in November 2006. The effective discount rate is the prevailing bankers' acceptance rate of return or prime rate plus 0.45% per annum. The program contains covenants, which SYNNEX Canada was in compliance with for the period ended November 30, 2005. Not all of the assets sold under this securitization program qualified for off balance sheet treatment. The balance outstanding at November 30, 2005 for assets sold that did not qualify for off balance sheet treatment was $26,391.

SYNNEX Canada revolving loan

SYNNEX Canada had a revolving loan agreement with a group of financial institutions. Borrowings under the loan agreement were collateralized by substantially all of SYNNEX Canada's assets, including inventories and accounts receivable. Borrowings bear interest at the prime rate of a Canadian bank designated by the financial institution or at the financial institution's Bankers Acceptance rate plus 1.2% for Canadian dollar denominated loans, at the prime rate of a U.S. bank designated by the financial institution or at LIBOR plus 1.2% for U.S. dollar denominated loans. The loan agreement contained covenants, which SYNNEX Canada was in compliance with for the year ended November 30, 2004. The balance outstanding at November 30, 2004 was $56,877. This loan was terminated in fiscal 2005.

SYNNEX Canada term loan

Upon acquisition of EMJ (see Note 5), the Company assumed a term loan with a Canadian bank. This Canadian Dollar denominated loan bears interest at the bank's floating rate (7.0% at November 30, 2005), is payable in monthly installments through January 2011 and had a total of $1,518 and $2,275 outstanding as of November 30, 2005 and 2004.

SYNNEX K.K. line of credit

SYNNEX K.K. had Japanese Yen denominated lines of credit with several Japanese banks, with total available credit under these facilities of $39,961 as of November 30, 2004. Under the lines of credit, $16,521 was outstanding at November 30, 2004.

SYNNEX K.K. term loan

SYNNEX K.K. had a total of $1,944 outstanding as of November 30, 2004 under Japanese Yen denominated term loan agreements with two Japanese banks.

(amounts in thousands, except for per share amounts)


Form 10-K

SYNNEX K.K. mortgage

SYNNEX K.K. had a Japanese Yen denominated mortgage loan with a Japanese bank. Total amount outstanding under the mortgage was $1,088 at November 30, 2004.

SYNNEX K.K. bonds

SYNNEX K.K. issued three Japanese Yen denominated bonds in February 2003, July 2003 and June 2004. These bonds bear interest at 0.45%, 0.57% and 0.84% per year, respectively, and are to be redeemed through July 2008. At November 30, 2004, the carrying value of the bonds was $6,997.

SYNNEX UK term loans

SYNNEX UK has a British Pound denominated loan agreement with a financial institution. The total credit available under this facility was $1,730 as of November 30, 2005, and there were no borrowings outstanding at November 30, 2005 and 2004. This facility bears interest at LIBOR plus 1.5%.

SYNNEX UK has a British Pound denominated loan agreement with a financial institution. The total credit available under this facility was $7,785 as of November 30, 2005 and there were no borrowings outstanding at November 30, 2004. The balance outstanding at November 30, 2005 was $1,792. The facility bears interest at the financial institution's prime rate plus 1.5%.

SYNNEX Beijing, Ltd. mortgage

In September 2002, SYNNEX (Beijing), Ltd. obtained a Chinese Renminbi denominated mortgage loan with a financial institution for approximately $3,055. The mortgage was repayable by 2012 and was secured by the real estate in Beijing. The interest rate was adjustable based on a lending rate as determined by People's Bank of China. For fiscal year 2004 the rate was 5.51%. The balance outstanding at November 30, 2004 was $2,368. There was no balance outstanding at November 30, 2005

Future principal payments

Future principal payment under the above loans as of November 30, 2005 are as follows:

Fiscal Years Ending November 30,	
2006	$28,548
2007	365
2008	365
2009	365
2010	58
	$29,701

Guarantees

The Company has also issued guarantees to certain of its subsidiaries' vendors for trade credit lines, totaling $76,395 and $77,911 as of November 30, 2005 and 2004. The Company is obligated under these guarantees to pay amounts due should its subsidiaries not pay valid amounts owed to their vendors or lenders. The vendor guarantees are typically less than one-year arrangements, with 30-day cancellation clauses.

(amounts in thousands, except for per share amounts)

NOTE 10—OTHER LIABILITIES:

Other liabilities consisted of the following:

	November 30,	
	2005	2004
SYNNEX Canada Debentures	$ 5,009	$10,266
SYNNEX Canada Preference Shares	1,076	7,068
SYNNEX Canada Promissory Note	409	397
Other liabilities	431	41
	6,925	17,772
Less: Current portion	(6,085)	—
Non-current portion	$ 840	$17,772

Debentures

The Company assumed subordinated debentures in the amount of $10,266 as part of its acquisition of EMJ (see Note 5). These debentures have a three-year term, are not collateralized, pay interest at a rate of 12% and are due in September 2006. The balance outstanding at November 30, 2005 and 2004 was $5,009 and $10,266, respectively.

Preference Shares

The Company assumed preference shares in the amount of $7,068 as part of its acquisition of EMJ (see Note 5). The preference shares have an annual cumulative dividend at a rate of 8% for three years and are due in September 2006, which is charged to interest expense. The balance outstanding at November 30, 2005 and 2004 was $1,076 and $7,068, respectively.

Promissory Note

The Company assumed a non-interest bearing promissory note in the amount of $1,771 as part of its acquisition of EMJ (see Note 5). Interest is imputed on this Canadian Dollar denominated debt at a rate of 5% per annum and it is payable in October 2037. The balance outstanding at November 30, 2005 and 2004 was $409 and $397, respectively.

NOTE 11—DERIVATIVE INSTRUMENTS:

In the normal course of business, the Company enters into currency forward contracts to protect itself from the risk that the eventual cash outflows or inflows resulting from purchase or sale of inventory will be adversely affected by exchange rate fluctuations. The Company does not apply hedge accounting to these currency forward contracts and has not designated any of them as hedging instruments. As of November 30, 2005, 2004 and 2003, the Company had unrealized losses (gains) of $320, $662 and $(264), respectively, as a result of fair value changes on its outstanding currency forward contracts. These unrealized losses and gains were charged (credited) to "Other income (expense), net".

The Company's policy is to not allow the use of derivatives for trading or speculative purposes. During the year ended November 30, 2003, the Company incurred losses of $3,729 on foreign currency exchange contracts not purchased within the Company's policy.

(amounts in thousands, except for per share amounts)


Form 10-K

During the second quarter of fiscal 2005, the Company sold approximately 93% of the equity it held in its subsidiary, SYNNEX K.K. to MCJ, in exchange for eight thousand six hundred three shares of MCJ. In order to reduce the risk of holding the MCJ shares, the Company has entered into forward contracts to sell MCJ shares for fixed prices in April 2006. As of November 30, 2005, such contracts covered 100% of the MCJ shares held by the Company and these contracts had a value of $22,609.

NOTE 12—INCOME TAXES:

The provisions for income taxes from continuing operations consisted of:

	Fiscal Years Ended November 30,		
	2005	2004	2003
Current tax provision:			
Federal	$18,772	$19,216	$15,856
State	3,790	3,710	3,048
Foreign	2,796	1,296	781
	$25,358	$24,222	$19,685
Deferred tax provision (benefit):			
Federal	$ (666)	$ 964	$ (1,660)
State	(264)	127	(357)
Foreign	(516)	(2,222)	(578)
	$ (1,446)	$ (1,131)	$ (2,595)
Total tax provision	$23,912	$23,091	$17,090

Net deferred tax assets consist of the following:

	Fiscal Years Ended November 30,	
	2005	2004
Inventory reserves	$ 1,397	$ 2,563
Bad debt and sales return reserves	5,988	5,740
Vacation and profit sharing accruals	745	1,108
Depreciation and amortization	(2,756)	(3,236)
State tax deduction	607	492
Deferred compensation	6,575	5,631
Net operating losses	8,313	7,675
Other	547	354
Valuation allowance	(2,178)	(2,315)
Net deferred tax assets	$19,238	$18,012

The valuation allowance relates to deferred tax assets in tax jurisdictions outside the United States for which realization of the assets is uncertain.

(amounts in thousands, except for per share amounts)

A reconciliation of the statutory U.S. federal income tax rate to the Company's effective income tax rate is as follows:

	Fiscal Years Ended November 30,		
	2005	2004	2003
Federal statutory income tax rate	35.0%	35.0%	35.0%
States taxes, net of federal income tax benefit	3.6	4.2	4.1
Foreign taxes	(0.8)	2.1	0.7
Effect of unbenefitted tax assets	0.2	(5.4)	(2.9)
Other	(0.3)	(2.3)	(0.2)
Effective income tax rate	37.7%	33.6%	36.7%

At November 30, 2005, the Company had approximately $430 of federal operating loss carryforwards available to offset future taxable income, which expire in varying amounts from November 30, 2008 to November 30, 2009. Additionally, the Company had $8,687 in net operating loss carryforwards for the Company's subsidiary in Mexico that begin to expire in 2012 and $14,993 in net operating loss carryforwards for the Company's Canadian subsidiary that begin to expire in 2007.

NOTE 13—DEFERRED COMPENSATION PLAN:

The Company has a deferred compensation plan for certain directors and officers. The plan is designed to permit eligible officers and directors to accumulate additional income through a nonqualified deferred compensation plan that enables the officer or director to make elective deferrals of compensation to which he or she will become entitled in the future.

An account is maintained for each participant for the purpose of recording the current value of his or her elective contributions, including earnings credited thereto. The participant may designate one or more investments as the measure of investment return on the participant's account. The participant's account is adjusted monthly to reflect earnings and losses on the participant's designated investments.

The amount credited to the participant's account will be distributed as soon as practicable after the earlier of the participant's termination of employment or attainment of age sixty-five. The distribution of benefits to the participant will be made in accordance with the election made by the participant in a lump sum or in equal monthly or annual installments over a period not to exceed fifteen years.

In the event the participant requests a distribution other than a hardship distribution, a 10% withdrawal penalty will be levied. Such distribution will be in the form of a lump sum cash payment.

As of November 30, 2005 and 2004, the deferred compensation liability balance was $16,770 and $14,374, respectively. Of the balances deferred, $2,528 and $4,808 have been invested in equity securities at November 30, 2005 and 2004, respectively, and are classified as trading securities. The Company has recorded gains in "Other income (expense), net" on the trading securities of $1,597, $243 and $286 for the years ended November 30, 2005, 2004 and 2003, respectively. An amount equal to these gains has been charged to selling, general and administrative expenses, relating to compensation amounts which are payable to the directors and officers.

(amounts in thousands, except for per share amounts)

NOTE 14—EMPLOYEE BENEFIT PLAN:

The Company has a 401(k) Plan (the "Plan") under which eligible employees may contribute the lesser of up to 15% of their gross compensation or the maximum amount as provided by law. Employees become eligible to participate in the Plan six months after their employment date. The Company can make discretionary contributions under the Plan. During 2005, 2004 and 2003, the Company contributed $211, $179 and $177, respectively.

NOTE 15—STOCKHOLDERS' EQUITY:

Initial Public Offering

The Company completed its initial public offering ("IPO") on December 1, 2003 and sold an aggregate of 3,578 shares of its common stock. In January 2004, the underwriters of the Company's IPO exercised a portion of their over-allotment option and purchased an additional 161 shares of common stock from the Company. Net proceeds from the IPO and the exercise of the over-allotment option aggregated approximately $48,800.

Amended and Restated 2003 Stock Incentive Plan

The Company's 2003 Stock Incentive Plan is intended to serve as the successor plan to its 1997 Stock Option/Stock Issuance Plan, Special Executive Stock Option/Stock Issuance Plan and its 1993 Stock Option Plan, which have all been terminated as of November 25, 2003. The Company's 2003 Stock Incentive Plan was adopted by its Board of Directors and approved by its stockholders in 2003. The plan provides for the direct award or sale of shares of common stock, restricted stock and restricted stock units, the grant of options to purchase shares of common stock and the award of stock appreciation rights to employees and non-employee directors, advisors and consultants. However, incentive stock options as defined in Section 422 of the Internal Revenue Code may be granted only to employees.

The 2003 Stock Incentive Plan is administered by the Company's compensation committee. The compensation committee determines which eligible individuals are to receive awards under the plan, the number of shares subject to the awards, the vesting schedule applicable to the awards and other terms of the award, subject to the limits of the plan. The compensation committee may delegate its administrative authority, subject to certain limitations, with respect to individuals who are not officers.

The Board of Directors will be able to amend or modify the 2003 Stock Incentive Plan at any time, subject to any required stockholder approval. The plan will terminate no later than September 1, 2013.

The number of authorized shares under the 2003 Stock Incentive Plan shall not exceed 14,112 shares of common stock. No participant in the 2003 Stock Incentive Plan may receive option grants or stock appreciation rights for more than 1,500 shares per calendar year, or more than 2,500 shares in the participant's first calendar year of service. In the year ended November 30, 2005, the Board of Directors granted 555 options at exercise prices ranging from $16.66 to $18.97 per share.

Under the 2003 Stock Incentive Plan:

Qualified employees are eligible for the grant of incentive stock options to purchase shares of common stock.

Qualified employees and non-employee directors, advisors and consultants are eligible for the grant of nonstatutory stock options,, restricted stock grants and restricted stock units.

(amounts in thousands, except for per share amounts)

Qualified non-employee directors are eligible to receive automatic option grants to purchase shares of common stock at an exercise price equal to 100% of the fair market value of those shares on the date of grant. Non-employee directors who first join the board after the plan is effective will receive an initial option grant of twenty five thousand shares, and all non-employee directors will be eligible for annual option grants for five thousand shares for each year they continue to serve.

The compensation committee will determine the exercise price of options or the purchase price of restricted stock grants, but the option price for incentive stock options will not be less than 100% of the fair market value of the stock on the date of grant and the option price for nonstatutory stock options will not be less than 85% of the fair market value of the stock on the date of grant.

Qualified employees and non-employee directors, advisors and consultants will also be eligible for the award of stock appreciation rights, which enable the holder to realize the value of future appreciation in our common stock, payable in cash or shares of common stock.

The following table summarizes the stock options outstanding and exercisable under the Company's option plans as of November 30, 2005 and 2004:

	Number of Options at November 30, 2005		Number of Options at November 30, 2004	
	Outstanding	Exercisable	Outstanding	Exercisable
Amended and Restated 2003 Stock Incentive Plan	7,387	5,158	8,015	5,415

A summary of the activity under the Company's stock option plans is set forth below:

		Options Outstanding	
	Shares Available For Grant	Number of Shares	Weighted Average Exercise Price
Balances, November 30, 2002	6,601	7,846	$ 6.82
Options granted	(1,195)	1,195	12.35
Options exercised	—	(37)	4.86
Options cancelled	299	(322)	7.14
Replacement of 1993, 1997 and Executive Stock Option Plans	(5,705)	—	—
Adoption of 2003 Stock Incentive Plan	5,430	—	—
Balances, November 30, 2003	5,430	8,682	7.57
Options granted	(1,142)	1,142	16.50
Options exercised	—	(1,669)	5.45
Options cancelled	140	(140)	12.76
Balances, November 30, 2004	4,428	8,015	$ 9.12
Restricted stock granted	(97)	—	—
Restricted stock cancelled	1	—	—
Options granted	(555)	555	17.39
Options exercised	—	(1,067)	6.54
Options cancelled	116	(116)	14.36
Balances, November 30, 2005	3,893	7,387	$10.03

(amounts in thousands, except for per share amounts)


Form 10-K

The options outstanding and exercisable at November 30, 2005 are as follows:

	Options Outstanding			Options Vested and Exercisable	
Range of Exercise Prices	Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price Per Share	Shares	Weighted Average Exercise Price Per Share
$3.00-$4.50	2,029	3.06	$ 4.24	2,029	$ 4.24
$7.00-$10.00	2,609	5.16	$ 9.37	2,300	$ 9.29
$12.00-$15.54	1,134	7.30	$12.27	568	$12.20
$16.10-$19.58	1,615	9.08	$16.80	261	$16.62
$3.00-$19.58	7,387	5.77	$10.03	5,158	$ 7.99

At November 30, 2004 and 2003, options to purchase 5,415 and 6,226 shares, respectively, were exercisable and the weighted average price for each exercisable option was $7.00 and $6.25, respectively.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes model was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, and these assumptions differ significantly from the characteristics of Company stock option grants. The following weighted average assumptions are used to estimate the fair value of stock option grants in 2005, 2004 and 2003:

	Fiscal Years Ended November 30,		
	2005	2004	2003
Expected life (years)	5	5	5
Risk-free interest rate	4.0%	3.3%	3.4%
Expected volatility	39.1%	44.0%	N/A
Dividend yield	0%	0%	0%

The weighted-average per share grant date fair value of options granted during the years ended November 30, 2005, 2004 and 2003 was $7.08, $7.08 and $1.91, respectively. The Company used the minimum value method to value stock options granted prior to its IPO.

Stock-based compensation

The Company applies APB No. 25 accounting to its stock-based compensation plans.

In connection with certain stock option grants and restricted stock awards to employees during the years ended November 30, 2005, 2004 and 2003, the Company recognized approximately $1,672, $0 and $0, respectively, of unearned stock-based compensation for the excess of the fair value of shares of common stock subject to such restrictions at the date of grant. This is included as a reduction of stockholders' equity. The Company recorded amortization expense of unearned stock-based compensation of $28, $202 and $551 during the years ended November 30, 2005, 2004 and 2003, respectively.

(amounts in thousands, except for per share amounts)

2003 Employee Stock Purchase Plan

The Company's 2003 Employee Stock Purchase Plan ("ESPP") permits eligible employees to purchase common stock through payroll deductions. The maximum number of shares a participant may purchase during a single accumulation period is one thousand two hundred fifty. The plan was approved by the Company's stockholders and approved by its Board of Directors in 2003. A total of 500 shares of common stock have been reserved for issuance under the ESPP.

Prior to the March 2005 amendment, the ESPP had been implemented in a series of overlapping offering periods of 24 months' duration, with new offering periods, other than the first offering period, beginning in October and April each year. Each offering period consisted of four accumulation periods of up to six months each. During each accumulation period, payroll deductions accumulate without interest. On the last trading day of each accumulation period, accumulated payroll deductions are used to purchase common stock.

Prior to the March 2005 amendment, the purchase price equaled 85% of the fair market value per share of common stock on either the first trading day of the offering period or on the last trading day of the accumulation period, whichever was less. If the fair market value of the Company's stock at the start of an offering period is higher than the fair market value at the start of a subsequent offering period, then the first offering period will automatically terminate and participants will be automatically re-enrolled in the new offering period.

The fair value of each share is estimated on the date the employee enrolls in the ESPP using the Black-Scholes option pricing model. The following weighted average assumptions were used to estimate the fair value of ESPP purchases in the fiscal year ended November 30, 2005 and 2004:

	Fiscal Years Ended November 30,	
	2005	2004
Expected life (years)	1.2	1.2
Risk-free interest rate	2.2%	2.0%
Expected volatility	48.6%	58.1%
Dividend yield	0%	0%

The weighted-average per share ESPP enrollment date fair value of common stock during the fiscal year ended November 30, 2005 and 2004 was $4.35 and $5.17, respectively.

In March 2005, the Company's Board of Directors approved the following amendments to the ESPP to be effective for the accumulation period beginning April 1, 2005:

- Reduction of participant purchase price discount of Company stock from 15% to 5%;
- Reduction of two year offering periods and six month accumulation periods to three month offering and accumulation periods;
- Maximum purchase limit of $10 of stock per calendar year per participant; and
- Associate vice president level employees and above are not eligible to participate.

(amounts in thousands, except for per share amounts)

NOTE 16—NET INCOME PER COMMON SHARE:

The following table sets forth the computation of basic and diluted net income per common share for the period indicated:

	Fiscal Years Ended November 30,		
	2005	2004	2003
Income from continuing operations	39,606	46,086	29,708
Income from discontinued operations, net of tax	511	479	288
Gain on sale of discontinued operations, net of tax	12,708	—	—
Net income	$52,825	$46,565	$29,996
Weighted average common shares—basic	28,555	26,691	22,091
Effect of dilutive securities:			
Stock options and restricted stock	2,576	3,420	2,464
Weighted average common shares—diluted	31,131	30,111	24,555
Earnings per share:			
Basic			
Income from continuing operations	$ 1.39	$ 1.73	$ 1.34
Discontinued operations	$ 0.46	$ 0.01	$ 0.02
Net income per common share—basic	$ 1.85	$ 1.74	$ 1.36
Diluted			
Income from continuing operations	$ 1.27	$ 1.53	$ 1.21
Discontinued operations	$ 0.43	$ 0.02	$ 0.01
Net income per common share—diluted	$ 1.70	$ 1.55	$ 1.22

Options to purchase 67, 130 and 1,483 and shares of common stock as at November 30, 2005, 2004 and 2003, respectively, have not been included in the computation of diluted net income per share as their effect would have been anti-dilutive.

(amounts in thousands, except for per share amounts)

NOTE 17—RELATED PARTY TRANSACTIONS:

Purchases of inventories from MiTAC International Corporation and its affiliates (principally motherboards and other peripherals) were approximately $397,000, $406,000 and $214,000 during the years ended November 30, 2005, 2004 and 2003, respectively. Sales to MiTAC International Corporation and its affiliates during the years ended November 30, 2005, 2004 and 2003, were approximately $1,777, $1,738 and $993, respectively. The Company's relationship with MiTAC International Corporation has been informal and is not governed by long-term commitments or arrangements with respect to pricing terms, revenue, or capacity commitments. Accordingly, the Company negotiates manufacturing and pricing terms, including allocating customer revenue, on a case-by-case basis with MiTAC International Corporation.

In January 2002, an officer of the Company borrowed $200 from the Company pursuant to a secured full recourse promissory note. The note was evidenced by a secured promissory note with interest at the rate of 7.00% per annum, payable on the last day of each calendar month. The note was due on or before January 25, 2017. The note was collateralized by a deed of trust on real property owned by the officer. In August 2003, the entire amount of the note was paid off.

In October 2001, as a new investment option for the deferred compensation plan, the Company established a brokerage account in Taiwan. The purpose of the account is to hold shares of MiTAC International Corporation and its affiliates. As of November 30, 2004 the fair market value of the common stock acquired was approximately $2,259. This brokerage account was closed in fiscal 2005.

In August 2004, the Company realized a gain of $1,245 for a settlement with MiTAC International Corporation on the final purchase price related to the acquisition of the Company's current subsidiary in the United Kingdom, which was acquired from MiTAC International Corporation in fiscal 2000. This amount is included in "Other income (expense), net".

Severance Agreement

The Company reached an agreement regarding severance arrangements with a former officer. The agreement called for cash payments of $1,389 and the acceleration of vesting and extension of the exercise period of certain options previously issued to him, resulting in a non-cash charge of approximately $636. The expense related to the cash payments and option acceleration, net of tax, was $1,483. The expense was incurred in the quarter ended November 30, 2003.

(amounts in thousands, except for per share amounts)


Form 10-K

NOTE 18—SEGMENT INFORMATION:

Segments were determined based on products and services provided by each segment. Accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company has identified the following two reportable business segments:

The Distribution segment distributes computer systems and complementary products to a variety of customers, including value-added resellers, system integrators, retailers and direct resellers.

The Contract Assembly segment provides electronics assembly services to OEMs, including integrated supply chain management, build-to-order and configure-to-order system configurations, materials management and logistics.

Summarized financial information related to the Company's reportable business segments as at November 30, 2005, 2004 and 2003, and for each of the periods then ended, is shown below:

	Distribution	Contract Assembly	Consolidated
Fiscal Year ended November 30, 2003:			
Revenue	$3,714,385	$230,501	$3,944,886
Income from continuing operations before non-operating items, income taxes and minority interest	51,885	5,131	57,016
Total assets	693,170	96,758	789,928
Fiscal Year ended November 30, 2004:			
Revenue	$4,573,438	$577,009	$5,150,447
Income from continuing operations before non-operating items, income taxes and minority interest	63,255	14,405	77,660
Total assets	800,618	199,079	999,697
Fiscal Year ended November 30, 2005:			
Revenue	$5,120,824	$519,945	$5,640,769
Income from continuing operations before non-operating items, income taxes and minority interest	65,912	13,025	78,937
Total assets	846,220	236,268	1,082,488

Summarized financial information related to the geographic areas in which the Company operated at November 30, 2005, 2004 and 2003 and for each of the periods then ended is shown below:

	North America	Other	Consolidation Adjustments	Consolidated
Fiscal Year ended November 30, 2003:				
Revenue	$3,758,385	$194,393	$ (7,892)	$3,944,886
Income from continuing operations	29,169	1,019	(480)	29,708
Other long-lived assets	10,840	16,615	—	27,455
Fiscal Year ended November 30, 2004:				
Revenue	$4,902,143	$271,753	$(23,449)	$5,150,447
Income from continuing operations	47,548	1,320	(2,782)	46,086
Other long-lived assets	20,592	15,968	—	36,560
Fiscal Year ended November 30, 2005:				
Revenue	$5,440,293	$237,965	$(37,489)	$5,640,769
Income from continuing operations	35,761	4,051	(206)	39,606
Other long-lived assets	23,460	18,432	—	41,892

Revenue in the U.S. was approximately 80%, 83% and 82% of total revenue for fiscal 2005, 2004 and 2003, respectively.

(amounts in thousands, except for per share amounts)

NOTE 19—RISK AND UNCERTAINTIES:

The Company operates in a highly competitive industry and is subject to various risks and uncertainties. Factors that could affect the Company's future operating results and cause actual results to differ materially from expectations include, but are not limited to, dependence on few customers and vendors, competition, new products and services, dependence upon key personnel, industry conditions, foreign currency fluctuations, and aspects of its strategic relationship with MiTAC International Corporation.

NOTE 20—COMMITMENTS AND CONTINGENCIES:

The Company leases its facilities under operating lease agreements, which expire in various periods through 2014. Future minimum rental obligations under non-cancelable lease agreements as of November 30, 2005 were as follows:

Fiscal Year Ending November 30,	
2006	$10,821
2007	10,363
2008	7,939
2009	5,419
2010	4,409
thereafter	7,889
Total minimum lease payments	$46,840

Rent expense for the years ended November 30, 2005, 2004 and 2003 amounted to $9,423, $8,887 and $9,169, respectively.

The Company was contingently liable at November 30, 2005, under agreements to repurchase repossessed inventory acquired by Flooring Companies as a result of default on floor plan financing arrangements by the Company's customers. These arrangements are described in Note 7. Losses, if any, would be the difference between repossession cost and the resale value of the inventory. There have been no repurchases through November 30, 2005 under these agreements nor is the Company aware of any pending customer defaults or repossession obligations.

The Company is from time to time involved in legal proceedings in the ordinary course of business, including the following:

On May 1, 2002, Seanix Technology Inc. filed a trademark infringement action in the Federal Court of Canada against the Company and its Canadian subsidiary, SYNNEX Canada Limited. The suit claims that the Company has infringed on Seanix's exclusive rights to its Canadian trademark registration and caused confusion between the two companies resulting from, among other things, the Company's use of marks confusingly similar to the Seanix trademarks. The complaint seeks injunctive relief and monetary damages in an amount to be determined. Substantial discovery has taken place; however, no trial date has been set.

On May 7, 2002, Acropolis Systems, Inc. and Tony Yeh filed a civil suit in Santa Clara County California Superior Court against the Company, Robert Huang, C. Kevin Chuang and Stephen R. Bowling. The suit alleges violation of California securities laws, fraud and concealment and breach of contract resulting from, among other things, failure to disclose the existence of a lien in favor of the Company on the assets of eManage.com prior to entering into stock purchase agreements for shares of eManage stock. At the time of this stock purchase, the Company was the majority stockholder of eManage.com. The complaint seeks monetary damages in the amount of approximately $2,000. Substantial discovery has taken place and no trial date has been set.

On September 1, 2004, the United States Bankruptcy Court for the Northern District of Texas entered judgment in favor of DSLangdale Two, LLC and DSLangdale Three, LLC, Inc. in the amount of $ 4,200 against Daisytek (Canada), Inc., a former wholly owned subsidiary of EMJ, a company that the Company acquired in September 2004. The Company has appealed this judgment. Subsequently, on November 22, 2004, plaintiffs sought to enforce the Texas judgment in the Ontario Superior Court of Justice. This Canada enforcement action has been stayed pending the resolution of the U.S. action. On September 22, 2005, the United States District Court for the Northern District of Texas affirmed the decision of the Bankruptcy Court. The Company is currently appealing the District Court decision.

In addition, the Company has been involved in various bankruptcy preference actions where the Company was a supplier to the companies now in bankruptcy. These preference actions are filed by the trustee of a bankruptcy estate on behalf of the bankrupt entity's debtors and generally seek to have payments made by the bankrupt entity within 90 days prior to the bankruptcy returned to the bankruptcy estate for allocation among all of the bankrupt entity's creditors. The Company is not aware of any currently pending preference actions.

SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA (Unaudited)

The following table presents selected unaudited consolidated financial results for each of the eight quarters in the two-year period ended November 30, 2005. In the Company's opinion, this unaudited information has been prepared on the same basis as the audited information and includes all adjustments (consisting of only normal recurring adjustments) necessary for a fair statement of the financial information for the periods presented.

	Fiscal 2004 Three Months Ended				Fiscal 2005 Three Months Ended			
	Feb. 29, 2004	May 31, 2004	Aug. 31, 2004	Nov. 30, 2004	Feb. 28, 2005	May 31, 2005	Aug. 31, 2005	Nov. 30, 2005
	(in thousands)							
Statement of Operations Data:								
Revenue	$ 1,174,683	$ 1,231,208	$ 1,303,741	$ 1,440,815	$ 1,309,763	$ 1,346,328	$ 1,391,590	$ 1,593,088
Cost of revenue	(1,124,441)	(1,179,999)	(1,251,080)	(1,379,555)	(1,253,629)	(1,289,772)	(1,332,612)	(1,526,198)
Gross profit	50,242	51,209	52,661	61,260	56,134	56,556	58,978	66,890
Selling, general and administrative expenses	(33,126)	(32,664)	(33,772)	(38,150)	(39,712)	(38,159)	(39,249)	(42,501)
Income from continuing operations before non-operating items, income taxes and minority interest	17,116	18,545	18,889	23,110	16,422	18,397	19,729	24,389
Interest expense and finance charges, net	(2,083)	(1,705)	(1,378)	(2,793)	(3,812)	(3,521)	(3,777)	(5,926)
Other income (expense), net	(321)	(836)	241	16	709	949	(1,155)	1,056
Income from continuing operations before income taxes and minority interest	14,712	16,004	17,752	20,333	13,319	15,825	14,797	19,519
Provision for income taxes	(5,346)	(6,021)	(6,382)	(5,342)	(5,042)	(6,006)	(5,759)	(7,105)
Minority interest in subsidiaries	150	94	76	56	26	32	—	—
Income from continuing operations	9,516	10,077	11,446	15,047	8,303	9,851	9,038	12,414
Income from discontinued operations, net of tax	137	134	3	205	304	207	—	—
Gain on sale of discontinued operations, net of tax	—	—	—	—	—	12,323	—	385
Net income	$ 9,653	$ 10,211	$ 11,449	$ 15,252	$ 8,607	$ 22,381	$ 9,038	$ 12,799
Net income per common share, basic	$ 0.37	$ 0.39	$ 0.43	$ 0.56	$ 0.31	$ 0.78	$ 0.31	$ 0.44
Net income per common share, diluted	$ 0.33	$ 0.34	$ 0.38	$ 0.50	$ 0.27	$ 0.72	$ 0.29	$ 0.41
Other Data:								
Distribution revenue	$ 1,057,479	$ 1,081,133	$ 1,156,337	$ 1,278,489	$ 1,180,266	$ 1,210,996	$ 1,263,519	$ 1,466,043
Contract assembly revenue	117,204	150,075	147,404	162,326	129,497	135,332	128,071	127,045

SYNNEX CORPORATION

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
For the Years Ended November 30, 2005, 2004 and 2003
(in thousands)


Form 10-K

Description	Balance at Beginning of Year	Additions and Subtractions from Acquisitions and Dispositions	Additions Charged to Revenues and Costs and Expense	Write-offs and Deductions	Balance at End of Year
Fiscal Year Ended November 30, 2003					
Allowance for doubtful trade receivables	7,836	(1,285)	6,644	(4,199)	8,996
Allowance for doubtful vendor receivables	2,704	(782)	1,388	(64)	3,246
Allowance for sales returns	3,757	—	37,251	(35,482)	5,526
Allowance for inventory reserve	6,955	(1,004)	3,649	(4,096)	5,504
Allowance for deferred tax assets	5,640	651	2,578	—	8,869
Fiscal Year Ended November 30, 2004					
Allowance for doubtful trade receivables	8,996	4,106	5,506	(6,731)	11,877
Allowance for doubtful vendor receivables	3,246	782	1,632	(1,565)	4,095
Allowance for sales returns	5,526	—	8,044	(693)	12,877
Allowance for inventory reserve	5,504	1,278	5,748	(5,225)	7,305
Allowance for deferred tax assets	8,869	(294)	(211)	(6,048)	2,316
Fiscal Year Ended November 30, 2005					
Allowance for doubtful trade receivables	11,877	(12)	7,083	(6,260)	12,688
Allowance for doubtful vendor receivables	4,095	—	897	(2,266)	2,726
Allowance for sales returns	12,877	—	1,007	(4,038)	9,846
Allowance for inventory reserve	7,305	(302)	6,969	(6,304)	7,668
Allowance for deferred tax assets	2,316	—	515	(653)	2,178



Item 9. ***Changes In and Disagreements With Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Evaluation of Disclosure Controls and Procedures

We maintain "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act"), that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Our disclosure controls and procedures have been designed to meet reasonable assurance standards. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Based on their evaluation as of the end of the period covered by this Annual Report on Form 10-K, our Chief Executive Officer and Chief Financial Officer have concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal controls can only provide reasonable assurance with respect to financial statement preparation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the design and operating effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management believes that, as of November 30, 2005, our internal control over financial reporting was effective based on those criteria.

Our management's assessment of the effectiveness of our internal control over financial reporting as of November 30, 2005 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears in Item 8 of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) identified in connection with management's evaluation during our last fiscal quarter that has materially effected, or is reasonably likely to materially effect, our internal control over financial reporting.

Item 9B. *Other Information*

None.

PART III

Item 10. ***Directors and Executive Officers of the Registrant***

The information required by this item (with respect to Directors) is incorporated by reference from the information under the caption "Election of Directors" contained in our Proxy Statement to be filed with the Securities and Exchange Commission in connection with the solicitation of proxies for our 2006 Annual Meeting of Stockholders to be held on March 22, 2006 (the "Proxy Statement"). Certain information required by this item concerning executive officers is set forth in Part I of this Report under the caption "Executive Officers of the Registrant."


Form 10-K

Item 405 of Regulation S-K calls for disclosure of any known late filing or failure by an insider to file a report required by Section 16(a) of the Exchange Act. This information is contained in the section called "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement and is incorporated herein by reference.

The Company has adopted a code of ethics that applies to all of the Company's employees, including its principal executive officer, its principal financial officer, its controller and persons performing similar functions. This code of ethics, called a Code of Ethics and Business Conduct for Employees, Officers and Directors, is available free of charge on the Company's public Web Site (*www.synnex.com*) on the investor relations webpage. Future amendments or waivers relating to the Code of Ethics will be disclosed on the webpage referenced in this paragraph within five (5) business days following the date of such amendment or waiver.

Item 11. ***Executive Compensation***

The information required by this item is incorporated by reference from the information under the captions "Election of Directors—Directors' Compensation," "Executive Compensation," and "Election of Directors—Compensation Committee Interlocks and Insider Participation" contained in the Proxy Statement.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information required by this item with respect to security ownership of certain beneficial owners and management is incorporated by reference from the information under the caption "Security Ownership of Certain Beneficial Owners and Management" contained in the Proxy Statement.

Equity Compensation Plan Information

The following table sets forth certain information regarding our equity compensation plans as of November 30, 2005:

Plan category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding option	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	7,387,203	$10.03	4,037,099(1)(2)

(1) Includes the number of shares reserved for issuance under our Amended and Restated 2003 Stock Incentive Plan. The number of shares authorized for issuance under our Amended and Restated 2003 Stock Incentive Plan shall not exceed the sum of (1) the number of shares subject to outstanding options granted under our

1997 Stock Option Plan/Stock Issuance Plan, our Special Executive Stock Option/Stock Issuance Plan and our 1993 Stock Option Plan outstanding, to the extent those options expire, terminate or are cancelled for any reason prior to being exercised, plus (2) 5,506,649 shares of common stock; provided, however, that the number of authorized shares under our Amended and Restated 2003 Stock Incentive Plan shall not exceed 14,111,761 shares of common stock.

(2) Includes 500,000 shares available for sale pursuant to our 2003 Employee Stock Purchase Plan (as amended). Shares of common stock will be purchased at a price equal to 95% of the fair market value per share of common stock on either the first trading day of the offering period or on the last trading day of the accumulation period, whichever is less.

Item 13. *Certain Relationships and Related Transactions*

The information required by this item is incorporated by reference from the information contained under the caption "Certain Relationships and Related Party Transactions" contained in the Proxy Statement.

Item 14. *Principal Accountant Fees and Services*

The information required by this item is incorporated by reference from the information contained under the caption "Ratification of the Appointment of Independent Accountants" contained in the Proxy Statement.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a) Documents filed as part of this report:

(1) Financial Statements

See Index under Item 8.

(2) Financial Statement Schedule

See Index under Item 8.

(3) Exhibits

See Item 15(b) below. Each compensatory plan required to be filed has been identified.


Form 10-K

(b) Exhibits.

Exhibit Number	Description of Document
3(i).1	Restated Certificate of Incorporation (incorporated by reference to Exhibit 3(i)3 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
3(ii).2	Restated Bylaws (incorporate by reference to Exhibit 3(ii)3 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
4.1	Form of Common Stock Certificate (incorporated by reference to the exhibit of the same number to Amendment No. 2 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.1#	Amended and Restated 2003 Stock Incentive Plan and form of agreements thereunder (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on January 17, 2006).
10.2#	2003 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.5 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.3	Form of Indemnification Agreement between the Registrant and its officers and directors (incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.4	Registration Rights Agreement dated as of July 1, 2002 (incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.5	Amended and Restated Receivables Purchase and Servicing Agreement, dated as of August 30, 2002, by and among the Registrant, SIT Funding Corporation, Redwood Receivables Corporation and General Electric Capital Corporation (incorporated by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.6	Amendment No. 1 dated June 30, 2003 to Amended and Restated Receivables Purchase and Servicing Agreement and Amended and Restated Receivables Transfer Agreement dated August 30, 2002 by and among the Registrant, SIT Funding Corporation, Redwood Receivables Corporation and General Electric Capital Corporation (incorporated by reference to Exhibit 10.9 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.7	Standard Industrial Lease, dated December 5, 1996, between the Registrant and Alexander & Baldwin, Inc. (incorporated by reference to Exhibit 10.10 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).

Exhibit Number	Description of Document
10.8	First Amendment to Lease, dated May 24, 1999, between the Registrant and Bedford Property Investors, Inc. (incorporated by reference to Exhibit 10.11 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.9	Second Amendment to Lease, dated March 30, 2001, between the Registrant and Bedford Property Investors, Inc. (incorporated by reference to Exhibit 10.12 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.10#	Form of Change of Control Severance Plan (incorporated by reference to Exhibit 10.13 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.11	HP U.S. Business Development Partner Agreement, dated November 6, 2003, between the Registrant and Hewlett-Packard Company (incorporated by reference to Exhibit 10.14 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.12	Master External Manufacturing Agreement, dated August 28, 1999, by and among the Registrant, MiTAC International Corporation and Sun Microsystems, Inc., including amendments thereto (incorporated by reference to Exhibit 10.15 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.13	Joint Sales and Marketing Agreement, dated May 6, 2002, between the Registrant and MiTAC International Corporation (incorporated by reference to Exhibit 10.16 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.14	Amendment No. 2 dated December 30, 2003 to Amended and Restated Receivables Purchase and Servicing Agreement and Amended and Restated Receivables Transfer Agreement dated August 30, 2002 by and among the Registrant, SIT Funding Corporation and General Electric Capital Corporation (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed April 13, 2004).
10.15	Amendment No. 5 dated December 30, 2003 to Amended and Restated Credit Agreement dated July 9, 2002 by and among the Registrant, General Electric Capital Corporation and Bank of America, N.A. (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on April 13, 2004).
10.16	Amendment No. 6 dated September 17, 2004 to Amended and Restated Credit Agreement dated July 9, 2002 by and among the Registrant, General Electric Capital Corporation and Bank of America, N.A. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 23, 2004).
10.17	Amendment No. 3 dated December 13, 2004 to Amended and Restated Receivables Transfer Agreement and Amended and Restated Receivables Purchase and Servicing Agreement each dated August 30, 2002 by and among the Company, SIT Funding Corporation, Manhattan Asset Funding Company LLC, Sumitomo Mitsui Banking Corporation, SMBC Securities, Inc. and General Electric Capital Corporation (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 15, 2004).
10.18	Amendment No. 7 dated September 21, 2005 to Amended and Restated Credit Agreement dated July 9, 2002 by and among the Registrant, General Electric Capital Corporation and Bank of America, N.A. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 26, 2005).

Exhibit Number	Description of Document
10.19	Amendment No. 4 dated September 21, 2005 to Amended and Restated Receivables Transfer Agreement and Amended and Restated Receivables Purchase and Servicing Agreement each dated August 30, 2002 by and among the Company, SIT Funding Corporation, Manhattan Asset Funding Company LLC, Sumitomo Mitsui Banking Corporation, SMBC Securities, Inc. and General Electric Capital Corporation (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 26, 2005).
10.20	Master Agreement and Plan of Reorganization among the Company, SYNNEX, K.K. and MCJ Co., Ltd. dated March 29, 2005 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 31, 2005).
21.1	Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2004).
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.
24.1	Power of Attorney (see page 92 of this Form 10-K).
31.1	Rule 13a-14(a) Certification of Chief Executive Officer.
31.2	Rule 13a-14(a) Certification of Chief Financial Officer.
32.1*	Statement of the Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350).


Form 10-K

# Indicates management contract or compensatory plan or arrangement.

* In accordance with Item 601(b)(32)(ii) of Regulation S-K and SEC Release Nos. 33-8238 and 34-47986, Final Rule: Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, the certifications furnished in Exhibit 32.1 hereto are deemed to accompany this Form 10-K and will not be deemed "filed" for purpose of Section 18 of the Exchange Act. Such certifications will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

(c) Financial Statement Schedules.

See Index Under Item 8.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 8, 2006

SYNNEX CORPORATION

By: /s/ ROBERT HUANG

Robert Huang
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert Huang and Dennis Polk, and each of them, his true and lawful attorneys-in-fact, each with full power of substitution, for him or her in any and all capacities, to sign any amendments to this report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact or their substitute or substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ ROBERT HUANG **Robert Huang**	President, Chief Executive Officer and Director (Principal Executive Officer)	February 8, 2006
/s/ DENNIS POLK **Dennis Polk**	Chief Financial Officer (Principal Financial and Principal Accounting Officer)	February 8, 2006
/s/ MATHEW MIAU **Matthew Miau**	Chairman of the Board	February 8, 2006
/s/ FRED BREIDENBACH **Fred Breidenbach**	Director	February 8, 2006
/s/ JAMES VAN HORNE **James Van Horne**	Director	February 8, 2006
/s/ GREGORY QUESNEL **Gregory Quesnel**	Director	February 8, 2006
/s/ DAVID RYNNE **David Rynne**	Director	February 8, 2006
/s/ DWIGHT STEFFENSEN **Dwight Steffensen**	Director	February 8, 2006

EXHIBIT INDEX


Form 10-K

Exhibit Number	Description of Document
3(i)1	Restated Certificate of Incorporation (incorporated by reference to Exhibit 3(i)3 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
3(ii)2	Restated Bylaws (incorporate by reference to Exhibit 3(ii)3 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
4.1	Form of Common Stock Certificate (incorporated by reference to the exhibit of the same number to Amendment No. 2 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.1#	Amended and Restated 2003 Stock Incentive Plan and form of agreements thereunder (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on January 17, 2006).
10.2#	2003 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.5 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.3	Form of Indemnification Agreement between the Registrant and its officers and directors (incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.4	Registration Rights Agreement dated as of July 1, 2002 (incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.5	Amended and Restated Receivables Purchase and Servicing Agreement, dated as of August 30, 2002, by and among the Registrant, SIT Funding Corporation, Redwood Receivables Corporation and General Electric Capital Corporation (incorporated by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.6	Amendment No. 1 dated June 30, 2003 to Amended and Restated Receivables Purchase and Servicing Agreement and Amended and Restated Receivables Transfer Agreement dated August 30, 2002 by and among the Registrant, SIT Funding Corporation, Redwood Receivables Corporation and General Electric Capital Corporation (incorporated by reference to Exhibit 10.9 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.7	Standard Industrial Lease, dated December 5, 1996, between the Registrant and Alexander & Baldwin, Inc. (incorporated by reference to Exhibit 10.10 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.8	First Amendment to Lease, dated May 24, 1999, between the Registrant and Bedford Property Investors, Inc. (incorporated by reference to Exhibit 10.11 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.9	Second Amendment to Lease, dated March 30, 2001, between the Registrant and Bedford Property Investors, Inc. (incorporated by reference to Exhibit 10.12 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.10#	Form of Change of Control Severance Plan (incorporated by reference to Exhibit 10.13 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.11	HP U.S. Business Development Partner Agreement, dated November 6, 2003, between the Registrant and Hewlett-Packard Company (incorporated by reference to Exhibit 10.14 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.12	Master External Manufacturing Agreement, dated August 28, 1999, by and among the Registrant, MiTAC International Corporation and Sun Microsystems, Inc., including amendments thereto (incorporated by reference to Exhibit 10.15 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).
10.13	Joint Sales and Marketing Agreement, dated May 6, 2002, between the Registrant and MiTAC International Corporation (incorporated by reference to Exhibit 10.16 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (File No. 333-108543)).

Exhibit Number	Description of Document
10.14	Amendment No. 2 dated December 30, 2003 to Amended and Restated Receivables Purchase and Servicing Agreement and Amended and Restated Receivables Transfer Agreement dated August 30, 2002 by and among the Registrant, SIT Funding Corporation and General Electric Capital Corporation (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed April 13, 2004).
10.15	Amendment No. 5 dated December 30, 2003 to Amended and Restated Credit Agreement dated July 9, 2002 by and among the Registrant, General Electric Capital Corporation and Bank of America, N.A. (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on April 13, 2004).
10.16	Amendment No. 6 dated September 17, 2004 to Amended and Restated Credit Agreement dated July 9, 2002 by and among the Registrant, General Electric Capital Corporation and Bank of America, N.A. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 23, 2004).
10.17	Amendment No. 3 dated December 13, 2004 to Amended and Restated Receivables Transfer Agreement and Amended and Restated Receivables Purchase and Servicing Agreement each dated August 30, 2002 by and among the Company, SIT Funding Corporation, Manhattan Asset Funding Company LLC, Sumitomo Mitsui Banking Corporation, SMBC Securities, Inc. and General Electric Capital Corporation (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 15, 2004).
10.18	Amendment No. 7 dated September 21, 2005 to Amended and Restated Credit Agreement dated July 9, 2002 by and among the Registrant, General Electric Capital Corporation and Bank of America, N.A. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 26, 2005).
10.19	Amendment No. 4 dated September 21, 2005 to Amended and Restated Receivables Transfer Agreement and Amended and Restated Receivables Purchase and Servicing Agreement each dated August 30, 2002 by and among the Company, SIT Funding Corporation, Manhattan Asset Funding Company LLC, Sumitomo Mitsui Banking Corporation, SMBC Securities, Inc. and General Electric Capital Corporation (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 26, 2005).
10.20	Master Agreement and Plan of Reorganization among the Company, SYNNEX, K.K. and MCJ Co., Ltd. dated March 29, 2005 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 31, 2005).
21.1	Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2004).
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.
24.1	Power of Attorney (see page 92 of this Form 10-K).
31.1	Rule 13a-14(a) Certification of Chief Executive Officer.
31.2	Rule 13a-14(a) Certification of Chief Financial Officer.
32.1*	Statement of the Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350).

# Indicates management contract or compensatory plan or arrangement.

* In accordance with Item 601(b)(32)(ii) of Regulation S-K and SEC Release Nos. 33-8238 and 34-47986, Final Rule: Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, the certifications furnished in Exhibit 32.1 hereto are deemed to accompany this Form 10-K and will not be deemed "filed" for purpose of Section 18 of the Exchange Act. Such certifications will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-111799) of SYNNEX Corporation of our report dated February 8, 2006 relating to the financial statements, financial statement schedule, management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.


Form 10-K

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
San Jose, California
February 8, 2005

EXHIBIT 31.1

CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER

I, Robert Huang, Chief Executive Officer of SYNNEX Corporation, certify that:

1. I have reviewed this Form 10-K of SYNNEX Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's Board of Directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 8, 2006

/s/ ROBERT HUANG

Robert Huang
Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION OF THE CHIEF FINANCIAL OFFICER

I, Dennis Polk, Chief Financial Officer of SYNNEX Corporation, certify that:

1. I have reviewed this Form 10-K of SYNNEX Corporation;


Form 10-K

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's Board of Directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 8, 2006

/s/ DENNIS POLK

Dennis Polk
Chief Financial Officer

EXHIBIT 32.1

STATEMENT OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER UNDER 18 U.S.C. § 1350

We, Robert Huang, the chief executive officer of SYNNEX Corporation (the "Company"), and Dennis Polk, the chief financial officer of the Company, certify for the purposes of section 1350 of chapter 63 of title 18 of the United States Code that, to the best of our knowledge,

(i) the Annual Report of the Company on Form 10-K for the period ended November 30, 2005 (the "Report"), fully complies with the requirements of section 13(a) of the Securities Exchange Act of 1934, and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 8, 2006

/s/ ROBERT HUANG

Robert Huang

/s/ DENNIS POLK

Dennis Polk

SYNNEX CORPORATION
44201 Nobel Drive
Fremont, California 94538
(510) 656-3333

February 22, 2006

Dear Stockholder:

You are cordially invited to attend our 2006 Annual Meeting of Stockholders. The Annual Meeting will be held at 10:00 a.m., Pacific Time, on Wednesday, March 22, 2006, at our offices at 44201 Nobel Drive, Fremont, California 94538.

The formal notice of the Annual Meeting and the Proxy Statement have been made a part of this invitation.


Proxy

Whether or not you attend the Annual Meeting, it is important that your shares be represented and voted at the Annual Meeting. After reading the Proxy Statement, please promptly vote and submit your proxy by dating, signing and returning the enclosed proxy card in the enclosed postage-prepaid envelope. **Your shares cannot be voted unless you submit your proxy or attend the Annual Meeting in person.**

The Board of Directors and management look forward to seeing you at the Annual Meeting.

Sincerely,

Simon Leung
General Counsel and Corporate Secretary

SYNNEX Corporation

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held March 22, 2006

To our Stockholders:

SYNNEX Corporation will hold its Annual Meeting of Stockholders at 10:00 a.m., Pacific Time, on Wednesday, March 22, 2006, at our offices at 44201 Nobel Drive, Fremont, California 94538.

We are holding this Annual Meeting:

- to elect seven directors to serve until the 2007 Annual Meeting or until their successors are duly elected and qualified;
- to ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accountants; and
- to transact such other business as may properly come before the Annual Meeting and any adjournments or postponements of the Annual Meeting.


Proxy

Only stockholders of record at the close of business on February 10, 2006 are entitled to notice of, and to vote at this Annual Meeting and any adjournments or postponements of the Annual Meeting. For ten days prior to the Annual Meeting, a complete list of stockholders entitled to vote at the Annual Meeting will be available at the Corporate Secretary's office, 44201 Nobel Drive, Fremont, California 94538.

It is important that your shares are represented at this Annual Meeting. Even if you plan to attend the Annual Meeting, we hope that you will promptly vote and submit your proxy by dating, signing and returning the enclosed proxy card. This will not limit your rights to attend or vote at the Annual Meeting.

By Order of the Board of Directors,

Simon Leung
General Counsel and Corporate Secretary

Fremont, California
February 22, 2006

TABLE OF CONTENTS


Proxy

SYNNEX CORPORATION

PROXY STATEMENT

INFORMATION CONCERNING VOTING AND SOLICITATION

This Proxy Statement is being furnished to you in connection with the solicitation by the Board of Directors of SYNNEX Corporation, a Delaware corporation, or SYNNEX, of proxies to be used at the 2006 Annual Meeting of Stockholders to be held at our offices at 44201 Nobel Drive, Fremont, California, at 10:00 a.m., Pacific Time, on Wednesday, March 22, 2006 and any adjournments or postponements thereof. This Proxy Statement and the accompanying form of proxy card are being mailed to stockholders on or about February 22, 2006.


Proxy

Appointment of Proxy Holders

Your Board of Directors asks you to appoint Robert Huang, Dennis Polk and Simon Leung as your proxy holders to vote your shares at the 2006 Annual Meeting of Stockholders. You make this appointment by voting the enclosed proxy card using one of the voting methods described below.

If appointed by you, the proxy holders will vote your shares as you direct on the matters described in this Proxy Statement. In the absence of your direction, they will vote your shares as recommended by your Board.

Unless you otherwise indicate on the proxy card, you also authorize your proxy holders to vote your shares on any matters not known by your Board at the time this Proxy Statement was printed and which, under our Bylaws, may be properly presented for action at the Annual Meeting.

Who Can Vote

Only stockholders who owned shares of our common stock at the close of business on February 10, 2006, the record date for the Annual Meeting, can vote at the Annual Meeting. As of the close of business on February 10, 2006, we had 29,277,981 shares of common stock outstanding and entitled to vote. Each holder of common stock is entitled to one vote for each share held as of February 10, 2006. There is no cumulative voting in the election of directors.

How You Can Vote

You may vote your shares at the Annual Meeting either in person or by mail as described below. Stockholders holding shares through a bank or broker should follow the voting instructions on the form of proxy card received.

Voting by Mail. You may vote by proxy by dating, signing and returning your proxy card in the enclosed postage-prepaid return envelope. Giving a proxy will not affect your right to vote your shares if you attend the Annual Meeting and want to vote in person.

Voting at the Annual Meeting. Voting by mail will not limit your right to vote at the Annual Meeting, if you decide to attend in person. Your Board recommends that you vote by mail, as it is not practical for most stockholders to attend the Annual Meeting. If you hold shares through a bank or broker, you must obtain a proxy, executed in your favor, from the bank or broker to be able to vote at the Annual Meeting.

If you submit your proxy, but do not mark your voting preference, the proxy holders will vote your shares **FOR** the election of the nominees for director and **FOR** the ratification of the appointment of independent registered public accountants.

Revocation of Proxies

Stockholders can revoke their proxies at any time before they are exercised in any of three ways:

- by voting in person at the Annual Meeting;
- by submitting written notice of revocation to the Corporate Secretary prior to the Annual Meeting; or
- by submitting another proxy of a later date prior to the Annual Meeting that is properly executed.

Required Vote

Directors are elected by a plurality vote, which means that the seven nominees receiving the most affirmative votes will be elected. All other matters submitted for stockholder approval require the affirmative vote of the majority of shares present in person or represented by proxy and entitled to vote.

A quorum, which is a majority of the outstanding shares as of February 10, 2006, must be present to hold the Annual Meeting. A quorum is calculated based on the number of shares represented by the stockholders attending in person and by their proxy holders. If you indicate an abstention as your voting preference, your shares will be counted toward a quorum but they will not be voted on the matter.

Abstentions on any matters are treated as shares present or represented and entitled to vote on that matter and have the same effect as a vote against such matter.

If a broker indicates on the enclosed proxy card or its substitute that such broker does not have discretionary authority to vote on a particular matter (broker non-votes), those shares will be considered as present for purposes of determining the presence of a quorum but will not be treated as shares entitled to vote on that matter.

Solicitation of Proxies

SYNNEX will pay the cost of printing and mailing proxy materials. In addition to the solicitation of proxies by mail, solicitation may be made by our directors, officers and other employees by personal interview, telephone or facsimile. No additional compensation will be paid to these persons for solicitation. We will reimburse brokerage firms and others for their reasonable expenses in forwarding solicitation materials to beneficial owners of our common stock.

Important

Please promptly vote and submit your proxy by signing, dating and returning the enclosed proxy card in the postage-prepaid return envelope so that your shares can be voted. This will not limit your rights to attend or vote at the Annual Meeting.

PROPOSAL 1

ELECTION OF DIRECTORS

Directors and Nominees

Our Bylaws currently provide that the number of directors which shall constitute the whole Board of Directors shall be fixed from time to time by the Board or stockholders. We currently have authorized seven directors. At the Annual Meeting, seven persons will be elected as members of your Board of Directors, each for a one-year term or until their successors are elected and qualified. The Nominating and Corporate Governance Committee of the Board of Directors has nominated, and the Board of Directors has designated, the seven persons listed below for election at the Annual Meeting. Pursuant to the New York Stock Exchange listing standards, a majority of the members serving on your Board of Directors must be independent directors. Your Board of Directors has determined that Messrs. Breidenbach, Quesnel, Rynne, Steffensen and Van Horne have no material relationship with us and that each of these directors is an independent director. All of the nominees were elected at SYNNEX's Annual Meeting of Stockholders held on March 23, 2005, except for Messrs. Quesnel and Van Horne, who were appointed to the Board of Directors on September 26 and 27, 2005, respectively. The proxies given to the proxyholders will be voted or not voted as directed and, if no direction is given, will be voted FOR these seven nominees. Your Board of Directors knows of no reason why any of these nominees should be unable or unwilling to serve. However, if for any reason any nominee should be unable or unwilling to serve, the proxies will be voted for any nominee designated by your Board of Directors to fill the vacancy.

General

Certain information with respect to each nominee appears on the following pages, including age, position (if any) with SYNNEX, business experience during at least the past five years and directorships of other publicly-owned corporations. Ages are as of February 10, 2006.

Name	Age	Position
Matthew Miau	59	Chairman of the Board
Robert Huang	60	President, Chief Executive Officer and Director
Fred Breidenbach	59	Director
Gregory Quesnel	57	Director
David Rynne	65	Director
Dwight Steffensen	62	Director
James Van Horne	70	Director

Business Experience of Nominees

Matthew Miau has served as a member of our Board of Directors since 1992 and as a non-executive employee since 2001. Mr. Miau is the Chairman of the Board of MiTAC International Corporation, MiTAC Incorporated, Synnex Technology International Corp. and us. Mr. Miau is also the Chairman of UPC Technology Corp. and Lien Hwa Industrial Corp. He is also a member of the Board of Directors of the Institute for Information Industry in Taiwan. Mr. Miau received a Bachelor of Science degree in Electrical Engineering/ Computer Science from the University of California, Berkeley and a Master of Business Administration degree from Santa Clara University.

Robert Huang founded our company in 1980 and serves as President, Chief Executive Officer and Director. Prior to founding our company, Mr. Huang served as the Headquarters Sales Manager of Advanced Micro Devices, a semiconductor company. Mr. Huang received his Bachelor of Science degree in Electrical Engineering from Kyushyu University, Japan, Master of Science degrees in Electrical Engineering and Statistics from the University of Rochester and a Master of Science degree in Management Science from the Sloan School of Management at the Massachusetts Institute of Technology.

Fred Breidenbach has served as a member of our Board of Directors since February 2003. Mr. Breidenbach has had his own consulting firm of FA Breidenbach & Associates, LLC since November 1997. Prior to that, he served as the President and Chief Operating Officer of Gulfstream Aerospace Corporation, an aviation company, from 1993 to 1997. Prior to joining Gulfstream, Mr. Breidenbach spent 25 years in various positions at General Electric Company, including five years as an officer of the General Electric Company and two years as President, GE Aerospace Asia Pacific, responsible for business development and Asian operations. Mr. Breidenbach received a Bachelor of Science degree in Industrial Engineering from Pennsylvania State University and a Master of Business Administration from Xavier University.

Gregory Quesnel has served as a member of our Board of Directors since September 2005. Mr. Quesnel served as President and Chief Executive Officer and a member of the Board of Director of CNF Inc. from 1998 until his retirement in July 2004. Prior to that, he served as Executive Vice President and Chief Financial Officer of CNF Inc. He joined CNF Inc. in 1975 following several years of professional experience with major corporations in the petroleum and wood products industries. Mr. Quesnel is on the Board of Directors of Potlatch Corporation. Mr. Quesnel earned a Bachelor of Science degree in Finance from the University of Oregon and holds an MBA from the University of Portland.

David Rynne has served as a member of our Board of Directors since October 2003. Mr. Rynne served as the Chief Executive Officer of Receipt.com, a secure data transfer company, from July 1999 until its acquisition by Vali-Cert in December 1999. From August 1998 to June 1999, he served as Vice President at Nortel Networks, a networking solutions company. Mr. Rynne served as the Executive Vice President and Chief Financial Officer at Bay Networks from January 1997 until its merger into Nortel Networks in August 1998. From July 1982 until December 1996, Mr. Rynne was Senior Vice President and Chief Financial Officer of Tandem Computers, a computer manufacturer. Prior to Tandem, Mr. Rynne spent 18 years in various financial positions including Corporate Controller at Burroughs Corporation. Mr. Rynne is on the Board of Directors of Zoran Corporation and two private companies. Mr. Rynne received a Bachelor of Science degree in Finance and a Master of Business Administration from the University of Buffalo.

Dwight Steffensen has served as a member of our Board of Directors since February 2002. Mr. Steffensen served as the Chairman and Chief Executive Officer of Merisel, Inc. from February 1996 until August 2000. Prior to joining Merisel, Mr. Steffensen served as President and Chief Operating Officer at Bergen Brunswig Corporation, a healthcare company. Prior to the merger of Bergen Brunswig Corporation and Synergex Corporation, he served as President and Chief Executive Officer of Synergex. Mr. Steffensen is a member of the Board of Directors of OmniVision Technologies, Inc. Mr. Steffensen received a Bachelor of Arts degree in Economics from Stanford University and is a certified public accountant.

James Van Horne has served as a member of our Board of Directors since September 2005. Mr. Van Horne joined the Stanford University Graduate School of Business faculty in 1965 after earning a doctorate degree from Northwestern University. He presently is the A.P. Giannini Professor of Finance at Stanford. He served as the Director of the MBA Program at Stanford University from 1970 to 1973 and then served as Associate Dean for Academic Affairs from 1973 to 1975 and 1976 to 1980. He is a member of the Board of Directors of Montgomery Street Income Securities, Inc. and Bailard Opportunity Fund Group, Inc.

There are no family relationships among any of our directors or executive officers.

Vote Required

The seven nominees for directors receiving the highest number of affirmative votes will be elected as directors. Unless marked to the contrary, proxies received will be voted "FOR" the nominees.

Your Board of Directors recommends a vote FOR the election of the nominees set forth above as directors of SYNNEX.

Organization of the Board of Directors

The Board of Directors held ten meetings during the fiscal year ended November 30, 2005 and each director attended at least 75% of the total regularly scheduled and special meetings of the Board of Directors and the committees on which they served, except for Messrs. Quesnel and Van Horne, who were appointed to the Board of Directors on September 26 and 27, 2005, respectively. Messrs. Quesnel and Van Horne, however, did attend at least 75% of the total regularly scheduled and special meetings of the Board of Directors and the committees on which they served after their appointment. The independent directors of the Board of Directors meet in regularly scheduled sessions without the presence of management. We do not have a policy regarding directors' attendance at the Annual Meeting. One director attended the 2005 Annual Meeting of Stockholders. The Board of Directors has established four standing committees: the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee and the Executive Committee. We believe that all members of the Audit, Compensation, and Nominating and Corporate Governance Committees meet the independence standards of the New York Stock Exchange and SEC rules and regulations. The Board has approved a charter for each of these committees, except the Executive Committee, which can be found on our website at www.synnex.com. Our corporate governance guidelines and code of ethics, which are applicable to our principal executive, financial and accounting officers, directors and employees, are also available, on or through, our website at www.synnex.com and are available in print to any stockholder who requests them. We intend to post any amendments to the corporate governance guidelines or code of ethics on our website.


Proxy

Communications with the Board

The Board of Directors has a process for stockholders to send communications to directors. If you wish to communicate with the Board of Directors as a whole or to non-management directors, you may send your communication in writing to: Dwight Steffensen, Chairman of the Audit Committee, SYNNEX Corporation, 44201 Nobel Drive, Fremont, California 94538 or Jorge A. del Calvo, Pillsbury Winthrop Shaw Pittman LLP, 2475 Hanover Street, Palo Alto, California 94304-1114. You must include your name and address in the written communication and indicate whether you are a stockholder of SYNNEX. Messrs. Steffensen or del Calvo will review any communication received from a stockholder, and all material communications from stockholders will be forwarded to the appropriate director or directors or committee of the Board based on the subject matter.

Audit Committee

Number of Members:	5
Members:	Fred Breidenbach Gregory Quesnel David Rynne Dwight Steffensen, Chairman and Financial Expert James Van Horne
Number of Meetings in 2005:	11
Functions:	The Audit Committee provides assistance to the Board of Directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The Audit Committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management.

Compensation Committee[1]

Number of Members:	3
Members:	David Rynne Dwight Steffensen, Chairman James Van Horne
Number of Meetings in 2005:	8
Functions:	The Compensation Committee determines our general compensation policies and the compensation provided to our directors and officers. The Compensation Committee also reviews and determines bonuses for our officers and other employees. In addition, the Compensation Committee reviews and determines equity-based compensation for our directors, officers, and employees and administers our stock option plans and employee stock purchase plan.

Nominating and Corporate Governance Committee[2]

Number of Members:	2
Members:	Fred Breidenbach, Chairman David Rynne
Number of Meetings in 2005:	6
Functions:	The Nominating and Corporate Governance Committee is responsible for making recommendations to the Board of Directors regarding candidates for directorships and the size and composition of the Board and for overseeing our corporate governance guidelines and reporting and making recommendations to the Board concerning corporate governance matters. In addition, the Nominating and Corporate Governance Committee is responsible for considering shareholder nominees.

Executive Committee

Number of Members:	4
Members:	Robert Huang, Chairman Matthew Miau Gregory Quesnel David Rynne
Number of Meetings in 2005:	4
Functions:	The Executive Committee is responsible for identifying strategic opportunities, including but not limited to acquisitions or investments and assessing these opportunities. The Executive Committee is also responsible for making recommendations to our Board of Directors regarding these opportunities.

---

1 Young Sohn had previously served as Chairman of the Compensation Committee, but subsequently resigned from the Board of Directors on January 15, 2006.

2 Mr. Sohn had previously served on the Nominating and Corporate Governance Committee, but subsequently resigned from the Board of Directors on January 15, 2006.

Director Nominations

The Board of Directors nominates directors for election at each Annual Meeting of Stockholders and elects new directors to fill vacancies when they arise. The Nominating and Corporate Governance Committee has the responsibility to identify, evaluate, recruit and recommend qualified candidates to the Board of Directors for nomination or election.

The Nominating and Corporate Governance Committee has a policy regarding consideration of director candidates recommended by stockholders. The Nominating and Corporate Governance Committee investigates suggestions for director candidates recommended by stockholders and considers such candidates for recommendation based upon an appropriate balance of knowledge, experience and capability. In addition to considering an appropriate balance of knowledge, experience and capability, the Board of Directors has as an objective that its membership be composed of experienced and dedicated individuals with diversity of backgrounds, perspectives and skills. The Nominating and Corporate Governance Committee will select candidates for director based on their character, judgment, diversity of experience, business acumen, and ability to act on behalf of all stockholders. The Nominating and Corporate Governance Committee believes that nominees for director should have experience, such as experience in management or accounting and finance, or industry and technology knowledge, that may be useful to SYNNEX and the Board, high personal and professional ethics, and the willingness and ability to devote sufficient time to effectively carry out his or her duties as a director. The Nominating and Corporate Governance Committee believes it appropriate for at least one, and, preferably, multiple, members of the Board to meet the criteria for an "audit committee financial expert" as defined by SEC rules, and for a majority of the members of the Board to meet the definition of "independent director" under the rules of the New York Stock Exchange. The Nominating and Corporate Governance Committee also believes it appropriate for certain key members of our management to participate as members of the Board.


Proxy

Prior to each Annual Meeting of Stockholders, the Nominating and Corporate Governance Committee identifies nominees first by evaluating the current directors whose term will expire at the Annual Meeting and who are willing to continue in service. These candidates are evaluated based on the criteria described above, including as demonstrated by the candidate's prior service as a director, and the needs of the Board with respect to the particular talents and experience of its directors. In the event that a director does not wish to continue in service, the Nominating and Corporate Governance Committee determines not to re-nominate the director, or a vacancy is created on the Board as a result of a resignation, an increase in the size of the Board or other event, the Nominating and Corporate Governance Committee will consider various candidates for Board membership, including those suggested by the Nominating and Corporate Governance Committee members, by other Board members, by any executive search firm engaged by the Nominating and Corporate Governance Committee and by stockholders. A stockholder who wishes to suggest a prospective nominee for the Board should notify SYNNEX's Corporate Secretary, any member of the Nominating and Corporate Governance Committee, or the persons referenced in Communications with the Board on page 5 in writing with any supporting material the stockholder considers appropriate.

In addition, our Bylaws contain provisions that address the process by which a stockholder may nominate an individual to stand for election to the Board of Directors at our Annual Meeting of Stockholders. In order to nominate a candidate for director, a stockholder must give timely notice in writing to SYNNEX's Corporate Secretary and otherwise comply with the provisions of our Bylaws. To be timely, SYNNEX's Bylaws provide that SYNNEX must have received the stockholder's notice not less than 50 days nor more than 75 days prior to the scheduled date of such meeting. However, if notice or prior public disclosure of the date of the Annual Meeting is given or made to stockholders less than 65 days prior to the meeting date, SYNNEX must receive the stockholder's notice by the earlier of (i) the close of business on the 15th day after the earlier of the day SYNNEX mailed notice of the Annual Meeting date or provided such public disclosure of the meeting date and (ii) two days prior to the scheduled date of the Annual Meeting. Information required by the Bylaws to be in the notice include the name and contact information for the candidate and the person making the nomination and other information about the nominee that must be disclosed in proxy solicitations under Section 14 of the Securities Exchange Act of 1934 and the related rules and regulations under that Section.

Stockholder nominations must be made in accordance with the procedures outlined in, and include the information required by, our Bylaws and must be addressed to: Corporate Secretary, SYNNEX Corporation, 44201 Nobel Drive, Fremont, California 94538. You can obtain a copy of our Bylaws by writing to the Corporate Secretary at this address.

Directors' Compensation

For fiscal year 2005 before June 23, 2005, each non-employee member of your Board of Directors received a cash bonus of $25,000 upon joining the Board (prorated if he or she joined mid-year) and then received an annual cash retainer fee of $25,000. Each non-employee director also received an additional $2,000 for each meeting of the Board of Directors attended (regardless of form of attendance) and $2,000 for each committee meeting attended in-person, and $500 for each committee meeting attended by telephone, video or other non-in-person attendance. In addition, each committee chair received an annual retainer fee of $5,000. All directors were reimbursed for their reasonable out-of-pocket expenses in serving on the Board of Directors or any committee of the Board of Directors.

For fiscal year 2005 after June 23, 2005 and fiscal year 2006, non-employee members of your Board of Directors no longer receive the cash bonus of $25,000 upon joining the Board. Each non-employee member of the Board of Directors receives an annual cash retainer fee of $30,000 after serving the first year. Each non-employee director receives an additional $2,000 for each meeting of the Board of Directors attended (regardless of form of attendance), $2,000 for each committee meeting attended in-person, and $1,000 for each committee meeting attended by telephone, video or other non-in-person attendance. In addition, each committee chair, except the Audit Committee Chair, receives an annual retainer fee of $5,000. The Audit Committee Chair receives an annual retainer fee of $10,000. All directors are reimbursed for their reasonable out-of-pocket expenses in serving on the Board of Directors or any committee of the Board of Directors.

Directors had previously been eligible to receive stock options under our 1997 Stock Option/Stock Issuance Plan and our Special Executive Stock Option/Stock Issuance Plan. Currently, directors are eligible to receive equity incentives, in the form of stock options and/or direct stock issuances, under our Amended and Restated 2003 Stock Incentive Plan. Each non-employee director who is first elected as a non-employee Board member and who has not been in our prior employ will receive an option to purchase 25,000 shares of our common stock on the date he or she joins the Board. On the date of each annual stockholders meeting, each of our continuing non-employee Board members will receive an option to purchase 5,000 shares of our common stock pursuant to the automatic option grant program under our Amended and Restated 2003 Stock Incentive Plan, provided such individual has served on the Board for at least six months. The options will have an exercise price equal to the fair market value of the common stock on the grant date, and will have a term of 10 years, subject to earlier termination following the director's cessation of Board service. The shares subject to each annual 5,000 share automatic option grant and the shares subject to each initial 25,000 share automatic option grant will vest over five years at a rate of 20% upon the first anniversary of their vesting start dates and then at a rate of 1/60th per month thereafter. Before adoption of our Amended and Restated 2003 Stock Incentive Plan, options were generally granted to non-employee directors for the same number of shares and subject to the same basic terms as described above.

In fiscal year 2005, Matthew Miau received a $225,000 retainer and a 5,000 share option grant. Mr. Miau did not receive any Board or committee meeting fees. For fiscal year 2006, the Compensation Committee has recommended and the Board of Directors has approved a $225,000 retainer for Mr. Miau and a 5,000 share option grant. Similar to fiscal year 2005, Mr. Miau's fiscal year 2006 compensation is based primarily upon his non-executive back-up role to Mr. Huang in the event Mr. Huang were unable to serve as President and Chief Executive Officer and certain time commitments devoted to SYNNEX as Chairman of SYNNEX. Any future compensation payable to Mr. Miau will be based upon the recommendation of the Compensation Committee and subject to the approval of the Board of Directors. In fiscal year 2005, Mr. Breidenbach received a $30,000 retainer, $45,000 for Board and committee meeting fees and a 5,000 share option grant. In fiscal year 2005, Mr. Quesnel received $8,000 for Board and committee meeting fees and a 25,000 share option grant. In fiscal year 2005, Mr. Rynne received a $25,000 retainer, $56,500 for Board and committee meeting fees and a 5,000 share option grant. In fiscal year 2005, Young Sohn[3] received a $30,000 retainer, $41,000 for Board and committee meeting fees and a 5,000 share option grant. In fiscal year 2005, Mr. Steffensen received a $32,205 retainer, $48,500 for Board and committee meeting fees and a 5,000 share option grant. In fiscal year 2005, Mr. Van Horne received $8,000 for Board and committee meeting fees and a 25,000 share option grant.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves on the Board of Directors or Compensation Committee of any entity that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee.


Proxy

[3] Mr. Sohn resigned from the Board of Directors on January 15, 2006.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of February 10, 2006, as to shares of our common stock beneficially owned by: (i) each person who is known by us to own beneficially more than 5% of our common stock, (ii) each of our executive officers listed in the Summary Compensation Table on page 13, (iii) each of our directors and (iv) all our directors and executive officers as a group. Unless otherwise stated below, the address of each beneficial owner listed on the table is c/o SYNNEX Corporation, 44201 Nobel Drive, Fremont, California 94538. The percentage of common stock beneficially owned is based on 29,277,981 shares outstanding as of February 10, 2006.

	Amount and Nature of Beneficial Ownership			
Name and Address of Beneficial Owner	Shares Beneficially Owned(1)	Right To Acquire Beneficial Ownership within 60 days of February 10, 2006	Total	Percentage Beneficially Owned(1)(2)
5% Stockholders:				
MiTAC International Corporation and related parties(3)	16,390,945	—	16,390,945	56.0%
FMR Corp.(4) 82 Devonshire Street Boston, MA 02109	3,314,900	—	3,314,900	11.3%
Directors and Named Executive Officers:(5)				
Matthew Miau(6)	41,368	1,523,500	1,564,868	5.1%
Robert Huang	230,693	1,717,446	1,948,139	6.3%
Peter Larocque(7)	7,200	137,047	144,247	*
John Paget(7)	7,200	55,000	62,200	*
Dennis Polk(7)	7,200	49,734	56,934	*
Simon Leung(7)	1,800	40,625	52,425	*
Fred Breidenbach	—	18,417	18,417	*
Gregory Quesnel	—	—	—	—
David Rynne	—	15,500	15,500	*
Dwight Steffensen	—	26,500	26,500	*
James Van Horne	—	—	—	—
All current directors and executive officers as a group (12 persons)	487,453	3,606,269	4,093,722	12.4%

* Amount represents less than 1% of our common stock.

(1) We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. To our knowledge, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws, where applicable, and the information contained in the footnotes to this table.

(2) For purposes of computing the percentage of outstanding shares held by each person or group of persons named above, shares which such person or group has the right to acquire within 60 days of February 10, 2006 are deemed to be outstanding, but are not deemed to be outstanding for the purposes of computing the percentage ownership of any other person.

(3) Based on information reported on Mr. Miau's Form 4 filed on November 23, 2005, this amount represents 9,122,024 shares held by Silver Star Developments Ltd., 5,294,444 shares held by Peer Developments Ltd. and 1,974,477 shares held by Constant Holdings Ltd. Silver Star Development Ltd. is a wholly owned subsidiary of MiTAC International. Matthew Miau, Feng-Tzu Tsai, Jhi-Wu Ho and Chi-Ying Yuan, the directors of Silver Star Developments Ltd., hold shared voting and dispositive power over the shares held by Silver Star Developments Ltd. Matthew Miau and Evans S.W. Tu, the directors of Peer Developments Ltd.,

hold shared voting and dispositive power over the shares held by of Peer Developments Ltd. Matthew Miau and Hermie Hoi-Ming Miu, the directors of Constant Holdings Ltd., hold shared voting and dispositive power over the shares held by Constant Holdings Ltd.

(4) Based solely on information reported on a Schedule 13G/A filed with the Securities and Exchange Commission on February 14, 2006, by FMR Corp. Consists of 3,314,900 shares beneficially held by FMR Corp., 77,100 shares for which it possesses sole voting power and 3,314,900 shares for which it possesses sole dispositive power.

(5) Young Sohn resigned from the Board of Directors on January 15, 2006.

(6) Excludes all securities held by Silver Star Developments Ltd., Peer Developments Ltd. and Constant Holdings Ltd. Mr. Miau disclaims beneficial ownership of the shares held by the above-listed entities, except to the extent of his pecuniary interest therein.

(7) Shares beneficially owned represent restricted stock, which vest as to 20% of the shares on the first five anniversaries of the date of grant on September 20, 2005.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, requires our executive officers and directors, and persons who own more than 10% of a registered class of our equity securities, to file reports of ownership on Forms 3, 4 and 5 with the SEC. Officers, directors and greater than 10% stockholders are required to furnish us with copies of all Forms 3, 4 and 5 they file.

Based solely on our review of the copies of such forms we have received and written representations from certain reporting persons that they filed all required reports, we believe that all of our officers, directors and greater than 10% stockholders complied with all Section 16(a) filing requirements applicable to them with respect to transactions during fiscal year 2005 with the exception of the following late filing: (a) Mr. Robert Huang was late filing his Form 4 with respect to one transaction, which was subsequently reported on a Form 4.

REPORT OF THE AUDIT COMMITTEE

The following report of the Audit Committee does not constitute soliciting material and shall not be deemed filed or incorporated by reference into any other filing by SYNNEX under the Securities Act of 1933 or the Securities Exchange Act of 1934.

The Audit Committee provides assistance to the Board of Directors in fulfilling its legal and fiduciary obligations in matters involving SYNNEX's accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by SYNNEX's independent accountants and reviewing their reports regarding SYNNEX's accounting practices and systems of internal accounting controls as set forth in a written charter adopted by your Board of Directors. SYNNEX's management is responsible for preparing SYNNEX's financial statements and the independent registered public accountants are responsible for auditing those financial statements. The Audit Committee is responsible for overseeing the conduct of these activities by SYNNEX's management and the independent registered public accountants.

In this context, the Audit Committee has met and held discussions with management and the independent registered public accountants. Management represented to the Audit Committee that SYNNEX's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent registered public accountants.

The Audit Committee has discussed with the independent registered public accountants matters required to be discussed by Statement on Auditing Standards No. 61 and No. 90 (Communication with Audit Committees), as amended. In addition, the independent registered public accountants provided to the Audit Committee the written disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Audit Committee and the independent registered public accountants have discussed such accountants' independence from SYNNEX and its management, including the matters in those written disclosures. Additionally, the Audit Committee considered whether the provision of non-audit services was compatible with maintaining such accountants' independence. The Audit Committee has discussed with management the procedures for selection of consultants and the related competitive bidding practices and fully considered whether those services provided by the independent registered public accountants are compatible with maintaining such accountant independence.

The Audit Committee has discussed with SYNNEX's internal and independent registered public accountants, with and without management present, their evaluations of SYNNEX's internal accounting controls and the overall quality of SYNNEX's financial reporting.

In reliance on the reviews and discussions with management and the independent registered public accountants referred to above, the Audit Committee recommended to the Board of Directors, and the Board has approved, the inclusion of the audited financial statements in SYNNEX's Annual Report on Form 10-K for the fiscal year ended November 30, 2005, for filing with the SEC.

Respectfully submitted on February 8, 2006, by the members of the Audit Committee of your Board:

Mr. Dwight Steffensen, Chairman
Mr. Fred Breidenbach
Mr. Gregory Quesnel
Mr. David Rynne
Mr. James Van Horne

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth compensation for services rendered in all capacities to us for the three fiscal years ended November 30, 2005 for our President and Chief Executive Officer and the four other most highly compensated executive officers as of November 30, 2005 whose total annual salary and bonus for fiscal year 2005 exceeded $100,000, whom we refer to in this proxy statement as the named executive officers.

		Annual Compensation			Long-Term Compensation Awards	
Name and Principal Position	Year	Salary($)(1)	Bonus($)	Other Annual Compensation	Restricted Stock Awards	Securities Underlying Options
Robert Huang	2005	$400,000	$1,300,000	—	—	50,000
President, Chief Executive Officer,	2004	$400,000	$1,800,000	—	—	110,000
and Director	2003	$427,517	$1,100,000	—	—	150,000
John Paget(2)	2005	$336,923	$ 310,000	$ 550(3)	7,200	20,000
President of North America and Chief	2004	$173,077	$ 130,000	$103,821(4)	—	150,000
Operating Officer	2003	—	—	—	—	—
Peter Larocque	2005	$327,320	$ 420,000	$ 4,150(5)	7,200	20,000
Executive Vice President, Distribution	2004	$268,077	$ 420,000	$ 4,100(6)	—	75,000
	2003	$255,462	$ 350,000	$ 4,100(6)	—	75,000
Dennis Polk	2005	$228,221	$ 220,000	$ 550(3)	7,200	20,000
Chief Financial Officer and Senior	2004	$199,000	$ 180,000	$ 500(7)	—	50,000
Vice President, Corporate Finance	2003	$184,418	$ 150,000	$ 500(7)	—	50,000
Simon Leung	2005	$185,454	$ 80,000	$ 550(3)	1,800	5,000
General Counsel and Corporate	2004	$163,702	$ 75,000	$ 500(7)	—	17,500
Secretary	2003	$155,555	$ 75,000	$ 500(7)	—	17,500


Proxy



(1) Includes amounts paid to certain executive officers who elected to receive cash compensation in lieu of paid time off.

(2) Mr. Paget joined us as President of North America and Chief Operating Officer in May 2004.

(3) Represents $550 in 401(k) plan contributions.

(4) Represents $103,821 in relocation expenses.

(5) Represents $3,600 in automobile allowance and $550 in 401(k) plan contributions.

(6) Represents $3,600 in automobile allowance and $500 in 401(k) plan contributions.

(7) Represents $500 in 401(k) plan contributions.

Grant of Stock Options

The following table sets forth information on grants of options to purchase shares of our common stock in fiscal year 2005 to the named executive officers.

Option Grants in Last Fiscal Year

Name	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(3)	
	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/Sh)(1)	Expiration Date(2)	5%($)	10%($)
Robert Huang	50,000	9.0%	$17.17	9/20/15	$539,906	$1,368,228
John Paget	20,000	3.6%	$17.17	9/20/15	$215,962	$ 547,291
Peter Larocque	20,000	3.6%	$17.17	9/20/15	$215,962	$ 547,291
Dennis Polk	20,000	3.6%	$17.17	9/20/15	$215,962	$ 547,291
Simon Leung	5,000	0.9%	$17.17	9/20/15	$ 53,991	$ 136,823

(1) The exercise price was equal to 100% of the fair market value of our common stock on the date of grant.

(2) The options have a term of 10 years, subject to earlier termination in certain events related to termination of employment.

(3) Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of five percent (5%) and ten percent (10%) compounded annually from the date the respective options were granted to their expiration date and are not presented to forecast possible future appreciation, if any, in the price of our common stock. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise of the options or the sale of the underlying shares of common stock. The actual gains, if any, on the stock option exercises will depend on the future performance of our common stock, the optionee's continued employment through applicable vesting periods and the date on which the options are exercised.

Exercise of Stock Options

The following table sets forth information on option exercises in fiscal year 2005 and the exercisable and unexercisable options held by the named executive officers.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

Name	Shares Acquired On Exercise(#)	Value Realized($)(1)	Securities Underlying Unexercised Options at November 30, 2005		Value of Unexercised In-the-Money Options at November 30, 2005($)(2)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Robert Huang	143,053	$2,065,478	1,675,113	316,833	$13,113,575	$866,125
John Paget	—	—	45,000	125,000	—	—
Peter Larocque	169,600	$1,763,390	130,347	141,250	$ 1,024,865	$263,563
Dennis Polk	53,600	$ 505,269	35,151	106,248	$ 116,801	$206,305
Simon Leung	—	—	46,042	33,957	$ 185,278	$ 64,593

(1) Calculated on the basis of the fair market value of the underlying securities at the exercise date minus the exercise price.

(2) Calculated on the basis of the fair market value of the underlying securities at November 30, 2005 ($15.65 per share) minus the exercise price.

Employment, Severance and Change of Control Arrangements

On February 7, 2006, the Compensation Committee approved an employment agreement with Mr. Huang for a term of four years. Pursuant to the agreement, Mr. Huang will receive an annual base salary of $400,000 and was granted an award of restricted stock units for 250,000 shares of our common stock under our Amended and Restated 2003 Stock Incentive Plan. The restricted stock units will vest with respect to 25% of the shares on the date that is 13 months after the date of grant, and an additional 25% of the shares on the second, third and fourth anniversaries of the date of grant. Subject to the terms and conditions of the agreement, if Mr. Huang terminates his employment with us for good reason, or we terminate Mr. Huang's employment with us for a reason other than cause, disability or death, within the four-year term of the agreement, Mr. Huang will receive the following severance benefits:

- Severance payments for 12 months at a monthly rate equal to his annual base salary rate, as then in effect, divided by 12 month, plus a prorated portion of any profit sharing bonus earned for the year of termination;
- Reimbursement for his group health continuation coverage premiums for himself and his eligible dependents for 12 months; and
- 100% of the unvested shares subject to all of Mr. Huang's outstanding rights to purchase or receive shares of our common stock (including, without limitation, through awards of stock options, restricted stock units or similar awards) will immediately vest and, if applicable, become exercisable upon such termination.


Proxy

If any of the following officers is terminated without cause within two months before or 12 months after a change in control of us (including a voluntary termination because of a reduction in salary or position or a relocation), the officer would be entitled to the following post-termination salary and benefits arrangements:

- Executive Vice Presidents would be entitled to receive salary continuation at the rate equal to the average of such officer's total salary and bonus over the prior three years for a minimum of 18 months plus one month per year of employment with us after the eighteenth year of such employment, up to a maximum of 24 months, and paid COBRA for two years; and
- Senior Vice Presidents and the Chief Information Officer would be entitled to receive salary continuation at the rate equal to the average of such officer's total salary and bonus over the prior three years for a minimum of 12 months plus one month per year of employment with us after the twelfth year of such employment, up to a maximum of 18 months, and paid COBRA for one year.

In addition, if our President of North America and Chief Operating Officer is terminated due to a change in control of us or without cause, such officer would be entitled to receive salary continuation at the rate equal to six months of base salary plus monthly targeted-bonus if such termination occurs in the first year of employment. If such termination occurs after the first year, such officer would be entitled to receive an additional three months of severance pay for each additional year of service up to a maximum of 18 months.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Overview

We have a business relationship with MiTAC International Corporation that began in 1992 when it, through its affiliates, became our primary investor. MiTAC International and its affiliates presently beneficially own approximately 56% of our common stock. In addition, Matthew Miau, the Chairman of our Board and a non-executive director since 1992, is also the Chairman of MiTAC International, Synnex Technology International Corp. and MiTAC Incorporated, affiliates of MiTAC International and direct or indirect stockholders of us.

We work closely with MiTAC International to collaborate on OEM outsourcing opportunities and jointly market MiTAC International's design and electronic manufacturing services and our contract assembly capabilities. This relationship has enabled us to build relationships with MiTAC International's customers and we continue to work with and depend on MiTAC International to jointly serve our shared customers.

In fiscal years 2003, 2004 and 2005, we purchased inventories, including notebook computers, motherboard and other peripherals, from MiTAC International and its affiliates totaling approximately $214 million, $406 million and $397 million, respectively. Our sales to MiTAC International and its affiliates during fiscal years 2003, 2004 and 2005, totaled approximately $1.0 million, $1.7 million and $1.8 million, respectively.

Our business relationship to date with MiTAC International has been informal and is not governed by long-term commitments or arrangements with respect to pricing terms, revenue or capacity commitments. Accordingly, we negotiate manufacturing and pricing terms, including allocating customer revenue, on a case-by-case basis with MiTAC International and our assembly customers for a given project. Our business relationship with MiTAC International has been and will continue to be negotiated as related parties and therefore may not be the result of arms'-length negotiations between independent parties. Our relationship, including pricing and other material terms with our shared customers or with MiTAC International, may or may not be as advantageous to us as the terms we could have negotiated with unaffiliated third parties. As MiTAC International's ownership interest in us decreases as a result of this offering and subsequent sales, MiTAC International's interest in the success of our business and operations may decrease as well. We have adopted a policy requiring material transactions in which any of our directors has a potential conflict of interest to be approved by our Audit Committee, which is composed of disinterested members of the Board. Notwithstanding this policy, MiTAC International can generally control us and can determine the outcome of all matters submitted for stockholder approval.

Synnex Technology International. Synnex Technology International Corp., or Synnex Technology International, a publicly traded company based in Taiwan and affiliated with MiTAC International, currently provides distribution and fulfillment services to various markets in Asia and Australia, and is also a potential competitor of ours. Mitac Incorporated, a privately held company based in Taiwan and a separate entity from MiTAC International, directly and indirectly owns approximately 15.3% of Synnex Technology International and approximately 8.8% of MiTAC International. MiTAC International directly and indirectly owns 0.3% of Synnex Technology International and Synnex Technology International directly and indirectly owns approximately 0.5% of MiTAC International. In addition, MiTAC International directly and indirectly owns approximately 8.8% of Mitac Incorporated and Synnex Technology International directly and indirectly owns approximately 14.3% of Mitac Incorporated. Synnex Technology International indirectly through its ownership of Peer Developments Limited owns approximately 18.3% of our outstanding common stock. Neither MiTAC International nor Synnex Technology International is restricted from competing with us. In the future, we may increasingly compete with Synnex Technology International, particularly if our business in Asia expands or Synnex Technology International expands its business into geographies or customers we serve.

Although Synnex Technology International is a separate entity from us, it is possible that there will be confusion as a result of the similarity of our names. Moreover, we cannot limit or control the use of the Synnex name by Synnex Technology International or MiTAC International, and our use of the Synnex name may be restricted as a result of registration of the name by Synnex Technology International or the prior use in jurisdictions where they currently operate.

Logistical Distribution Agreement. In July 2004, our subsidiary in Canada, SYNNEX Canada Limited, entered into a logistical distribution agreement with MiTAC International. Pursuant to the agreement, SYNNEX Canada may purchase and MiTAC International may sell certain MiTAC International products for distribution in Canada. Each sale and purchase is based upon a mutually acceptable purchase order. The agreement has an initial term of one year and will automatically renew for subsequent one year terms. The agreement may be terminated without cause either by the mutual written agreement of both parties or by either party without cause upon 90 days prior written notice of termination to the other party. Either party may immediately terminate the agreement by providing written notice of (a) the other party's material breach of any provision of the agreement and failure to cure within 30 days, or (b) if the other party becomes bankrupt or insolvent.

Purchase Price Settlement Agreement. In June 2004, we entered into a purchase price settlement agreement with MiTAC International on the final purchase price related to the acquisition of our current subsidiary in the United Kingdom, Synnex Information Technologies (UK) Limited, which was acquired from MiTAC International in fiscal year 2000. As a result of this agreement, we realized a gain of approximately $1.2 million.

Joint Sales and Marketing Agreement with MiTAC International. In May 2002, we entered into a joint sales and marketing agreement with MiTAC International. Pursuant to the agreement, both parties agree to use their commercially reasonable efforts to promote the other party's capabilities to their respective customers who are interested in such product offerings. This agreement does not provide for the terms upon which we negotiate manufacturing and pricing terms, including allocating customer revenue. To date, these negotiations have been on a case-by-case basis. There are no sales attributable to the joint marketing agreement. The agreement had an initial term of one year and will automatically renew for subsequent one year terms unless either party provides written notice of non-renewal within 90 days of the end of any renewal term. The agreement may also be terminated without cause either by the mutual written agreement of both parties or by either party without cause upon 90 days prior written notice of termination to the other party. Either party may immediately terminate the agreement by providing written notice of (a) the other party's material breach of any provision of the agreement and failure to cure within 30 days, or (b) if the other party becomes bankrupt or insolvent.


Proxy

Agreement with MiTAC International and Sun Microsystems. In August 1999, MiTAC International entered into a general agreement with Sun Microsystems. This agreement does not constitute a contract or obligation by Sun Microsystems to purchase products or services. In February 2002, the agreement was amended to include us as a supplier under the agreement. Pursuant to the agreement, the terms for the manufacture and purchase of each particular product awarded by Sun Microsystems are individually negotiated and if agreed upon by the parties, such terms are included in a product award letter. There is no minimum level of commitment required by any of the parties under the agreement. We negotiate manufacturing and pricing terms, including allocating customer revenue based on manufacturing services that each party provides, on a project-by-project basis with MiTAC International and Sun Microsystems for a given project. In the past, these negotiations with MiTAC International were not conducted on an arms'-length basis. In fiscal year 2005, we paid an aggregate of approximately $397 million, including amounts under this agreement, to MiTAC International. All of our contract assembly services to Sun Microsystems are covered by the general agreement. The agreement continues indefinitely until terminated in accordance with its terms. Sun Microsystems may terminate this agreement for any reason on 60 days written notice. Any party may terminate the agreement with written notice if one of the other parties materially breaches any provision of the agreement and the breach is incapable of being cured or is not cured within 30 days. The agreement may also be terminated on written notice if one of the other parties becomes bankrupt or insolvent.

Registration Rights Agreement. We have entered into a registration rights agreement with certain holders of our common stock, including the MiTAC International affiliated entities. The holders of an aggregate of 16,390,945 shares of our common stock will be entitled to registration rights with respect to their shares. Any group of holders of at least 30% of the securities with registration rights can require us to register all or part of their shares at any time, so long as the thresholds in the registration rights agreement are met with respect to the amount of securities to be sold. After we have completed two such registrations subject to certain exceptions, we are no longer subject to these demand rights. In addition, holders of securities with registration rights may also require us to include their shares in future registration statements we file, subject to cutback at the option of the underwriters of any such offering. Subject to our eligibility to do so, holders of registrable securities may also require us to register their shares with the SEC on Form S-3 if proceeds are at least $500,000 and if we have not completed two such registrations in any 12-month period. Upon any of these registrations, these shares will be freely tradable in the public market without restriction.

Additional Compensation for Mr. Miau. In fiscal year 2005, Matthew Miau received a $225,000 retainer and a 5,000 share option grant. Mr. Miau did not receive any Board or committee meeting fees. For fiscal year 2006, Mr. Miau will receive a $225,000 retainer and a 5,000 share option grant. Compensation payable to Mr. Miau is based upon the recommendation of the Compensation Committee and subject to the approval of the Board of Directors.

Indemnity Agreements. We have entered into indemnification agreements with all of our directors and officers providing for indemnification to the fullest extent permitted under applicable law and advancement of expenses.

REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

The following report of the Compensation Committee does not constitute soliciting material and shall not be deemed filed or incorporated by reference into any other filing by SYNNEX under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Compensation Philosophy and Practice

The Compensation Committee has overall responsibility for SYNNEX's executive compensation policies as provided in a written charter adopted by your Board of Directors. The Compensation Committee has provided the following report on the compensation policies of SYNNEX as they apply to the executive officers, including the President and Chief Executive Officer, and the relationship of SYNNEX's performance to executive compensation.

Overview of Compensation Policies

SYNNEX's compensation policies are designed to address a number of objectives, including attracting and retaining high quality executive officers, rewarding individual contribution, loyalty, teamwork and integrity, and motivating executive officers to achieve significant returns for our stockholders. To promote these policies, the Compensation Committee historically has employed a compensation program that consists of the following principal elements:

- base salary;
- profit sharing program;
- equity grants;
- deferred compensation plan; and
- benefits.

The first three elements, base salary, profit sharing program, and equity grants, are administered primarily in three cycles to provide year-long incentives. Merit raises for base salaries are generally performed in the April-May period. Equity grants are generally awarded in the August-September period. Profit sharing program bonuses are generally paid in the December-January period.

When establishing salaries, profit sharing program bonuses and equity grants for each of the executive officers, the Compensation Committee considers the recommendations of the President and Chief Executive Officer, the officer's role, responsibilities and performance during the past year, and the amount of compensation paid to executive officers in similar positions at comparable companies. While base salaries may be low in relation to comparable companies, there is a high variable with respect to the compensation pursuant to the profit sharing program and equity grants. To assist in this process, the Compensation Committee reviews data from independent compensation consultants concerning the compensation paid to officers at comparable companies. The Compensation Committee generally sets the compensation of the executive officers at levels that are competitive with SYNNEX's competitors. When setting the compensation of each of the executive officers, the Compensation Committee considers all of the factors set forth above, but does not assign any specific weighting or apply any formula to these factors. The Compensation Committee does, however, give significant consideration to the recommendations of the President and Chief Executive Officer.

SYNNEX generally applies its compensation philosophy worldwide, in accordance with local law.

Fiscal Year 2005 Executive Officer Compensation

The components of executive officer compensation are described below.

Base Salary. Base salaries for SYNNEX's executive officers are reviewed and adjusted on an annual basis. In determining compensation for SYNNEX's executive officers for fiscal year 2005, the Compensation Committee considered a number of factors. In the case of all executive officers of SYNNEX, determination of base salary was based on a number of criteria, including the individual officer's performance level during the prior year, the officer's base compensation level during the prior year, individual achievements of that officer and base salary paid to officers in comparable positions at companies in SYNNEX's industry and of comparable size. Determination of base salary is not made in accordance with a strict formula which measures weighted qualitative and quantitative factors, but rather is based on objective data synthesized to competitive ranges following statistical analysis and subjective policies and practices, including an overall review of the foregoing factors, all of which are considered when making the determination of base salary.

Profit Sharing Program. SYNNEX has a profit sharing program under which we accrue a certain percentage of SYNNEX pre tax, before profit sharing accrual, profits for bonus allocation purposes. Under this profit sharing program, bonuses granted to executive officers are determined by our Compensation Committee based upon both qualitative and quantitative considerations. For fiscal year 2006, bonuses to executive officers will be based upon the achievement of certain threshold target performance percentages of net income. Executive officers will not be eligible for bonuses unless we meet or exceed these threshold target performance percentages, established for each executive officer, of an internally established net income goal. The actual bonus payable, if the applicable minimum threshold percentage is met, will be paid upon a sliding scale of the target performance percentage actually achieved and dollar limits established by the Compensation Committee for each individual executive officer. In addition, Mr. Robert Huang has the discretion to recommend to the Compensation Committee to increase or decrease bonuses by up to 30% for all other executive officers.

Equity Grants. The Compensation Committee's determination with respect to stock option, restricted stock and restricted stock unit grants to executive officers for fiscal year 2005 was based on the principal following elements:

- job responsibilities and past performance;
- future anticipated contributions;
- potential reward to the executive officer if the stock price appreciates in the public market;
- management tier classification;
- equity grants made by competitors;
- corporate performance; and
- existing vested and unvested equity holdings.

Determination of equity grant amounts is not made in accordance with a strict formula which measures weighted qualitative and quantitative factors, but rather is based on objective data synthesized to competitive ranges following statistical analysis and subjective policies and practices, including an overall review of both individual and corporate performance and the value of equity grants of comparable officers at comparable companies.

Equity grants may also be made to new executive officers upon commencement of employment and, on occasion, to executive officers in connection with a significant change in job responsibility. The Compensation Committee believes these equity grants will more closely align the long-term interests of senior management with those of stockholders and assist in the retention of key executives.

Deferred Compensation Plan. Our deferred compensation plan became effective on January 1, 1994. The deferred compensation plan is designed to permit designated employees to accumulate additional income for retirement and other personal financial goals through a nonqualified deferred compensation plan that enables the officer or director to make elective deferrals of compensation to which he or she will become entitled in the future.

Benefits. SYNNEX provides various employee benefit programs to its executive officers, including medical, dental and life insurance benefits and 401(k) Profit Sharing Plan. Except for an allowance for personal use of SYNNEX transportation and some non-material perquisites provided to executive officers, these benefit programs are generally available to all employees of SYNNEX. SYNNEX also provides U.S. employees with the opportunity to purchase our common stock through payroll deductions at a discounted price through SYNNEX's 2003 Employee Stock Purchase Plan. However, directors and employees at the Associate Vice President level and above are not eligible to participate in SYNNEX's 2003 Employee Stock Purchase Plan.

Tax Deductibility Considerations


Proxy

It is SYNNEX's policy generally to qualify compensation paid to executive officers for deductibility under section 162(m) of the Internal Revenue Code. Section 162(m) generally prohibits SYNNEX from deducting the compensation of executive officers that exceeds $1,000,000 unless that compensation is based on the satisfaction of objective performance goals. SYNNEX's Amended and Restated 2003 Stock Incentive Plan, 2003 Employee Stock Purchase Plan, 1997 Stock Option/Stock Issuance Plan, Special Executive Stock Option/Stock Issuance Plan, and 1993 Stock Option Plan are structured to permit awards under such plans to qualify as performance-based compensation and to maximize the tax deductibility of such awards. However, SYNNEX reserves the discretion to pay compensation to its executive officers that may not be deductible.

Compensation of President and Chief Executive Officer

Pursuant to the recommendation of the Compensation Committee, Mr. Huang received an annual base salary in the amount of $400,000 and a profit sharing program bonus of $1.3 million for fiscal year 2005. The Compensation Committee determined Mr. Huang's compensation pursuant to objective data synthesized to competitive ranges following statistical analysis and subjective policies and practices, including assessment of his achievements, and a review of compensation paid to presidents and chief executive officers of comparable companies. On September 20, 2005, Mr. Huang was granted a 50,000 share option grant to purchase common stock of SYNNEX based on his anticipated contributions to SYNNEX. These stock options were granted under SYNNEX's Amended and Restated 2003 Stock Incentive Plan, have a 10-year term, vest over five years at a rate of 20% upon the first anniversary of their vesting start dates and then at a rate of 1/60th per month thereafter and have an exercise price equal to market value on the date of grant. On February 7, 2006, Mr. Huang entered into an employment agreement with SYNNEX for a four-year term. Pursuant to the employment agreement, Mr. Huang will receive an annual base salary in the amount of $400,000 and was granted a restricted stock unit award for 250,000 shares of common stock of SYNNEX based on his anticipated contributions to SYNNEX. These restricted stock units were granted under SYNNEX's Amended and Restated 2003 Stock Incentive Plan and will vest with respect to 25% of the shares on the date that is 13 months after the date of grant, and an additional 25% of the shares on the second, third and fourth anniversaries of the date of grant. In addition, subject to the terms and conditions of the agreement, if Mr. Huang terminates his employment with SYNNEX for good reason, or SYNNEX terminates Mr. Huang's employment with SYNNEX for a reason other than cause, disability or death, within the four-year term of the agreement, Mr. Huang will receive the following severance benefits:

- Severance Payments: Mr. Huang will be paid severance for 12 months at a monthly rate equal to his annual base salary rate, as then in effect, divided by 12 months. In addition, Mr. Huang will receive a prorated portion of any profit sharing bonus earned for the year of termination.
- Continued Health Benefits: Mr. Huang will receive reimbursement from SYNNEX of the group health continuation coverage premiums for himself and his eligible dependents for 12 months.

- Accelerated Vesting: 100% of the unvested shares subject to all of Mr. Huang's outstanding rights to purchase or receive shares of SYNNEX common stock (including, without limitation, through awards of stock options, restricted stock units or similar awards) will immediately vest and, if applicable, become exercisable upon such termination.

Conclusion

All aspects of SYNNEX's executive compensation are subject to change at the discretion of the Compensation Committee. The Compensation Committee will monitor SYNNEX's executive compensation on an ongoing basis to ensure that it continues to support a performance-oriented environment and remains properly integrated with SYNNEX's annual and long-term strategic objectives.

Respectfully submitted on February 9, 2006, by the members of the Compensation Committee of your Board:

Mr. Dwight Steffensen, Chairman
Mr. David Rynne
Mr. James Van Horne

SYNNEX STOCK PRICE PERFORMANCE

Stock Price Performance Graph

The stock price performance graph below, which assumes a $100 investment on November 25, 2003 and reinvestment of any dividends, compares our cumulative total shareowner return (assuming reinvestment of dividends), the NYSE Composite Index and the Standard Industrial Classification ("SIC") Code Index (SIC Code 5045—Computer and Computer Peripheral Equipment and Software) for the period beginning November 25, 2003 through November 30, 2005. The closing price per share of the common stock was $15.65 on November 30, 2005. No cash dividends have been declared on our common stock since the initial public offering. The comparisons in the table are required by the Securities and Exchange Commission and are not intended to forecast or be indicative of possible future performance of our common stock.

COMPARE CUMULATIVE TOTAL RETURN AMONG SYNNEX CORPORATION, NYSE MARKET INDEX AND SIC CODE INDEX


DOLLARS
175
150
125
100
75
50
11/25/03
11/30/03
11/30/04
11/30/05
SYNNEX CORPORATION
SIC CODE INDEX
NYSE MARKET INDEX

ASSUMES $100 INVESTED ON NOV. 25, 2003
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING NOV. 30, 2005

Total Return Analysis	11/25/03	11/30/03	11/30/04	11/30/05
SYNNEX CORPORATION	100.00	100.35	150.70	110.21
SIC CODE INDEX	100.00	100.00	121.62	112.58
NYSE MARKET INDEX	100.00	100.00	114.68	127.65

PROPOSAL 2

RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

The Audit Committee, which is composed entirely of non-employee independent directors, has selected PricewaterhouseCoopers LLP as independent accountants to audit our books, records and accounts and our subsidiaries for the fiscal year 2006. Your Board has endorsed this appointment. Ratification of the selection of PricewaterhouseCoopers LLP by stockholders is not required by law. However, as a matter of good corporate practice, such selection is being submitted to the stockholders for ratification at the Annual Meeting. If the stockholders do not ratify the selection, the Board of Directors and the Audit Committee will reconsider whether or not to retain PricewaterhouseCoopers LLP, but may retain PricewaterhouseCoopers LLP. Even if the selection is ratified, the Audit Committee in its discretion may change the appointment at any time during the year if it determines that such change would be in the best interests of SYNNEX and its stockholders. PricewaterhouseCoopers LLP previously audited our consolidated financial statements during the three fiscal years ended November 30, 2005. Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual Meeting. They will have an opportunity to make a statement, if they desire to do so, and will be available to respond to appropriate questions.

Audit and Non-Audit Fees

Aggregate fees for professional services rendered for us by PricewaterhouseCoopers LLP for the years ended November 30, 2005 and 2004, were as follows:

Services Provided	2005	2004
Audit	$1,499,000	$1,568,000
Audit Related	—	—
Tax	86,000	113,000
All Other	216,000	—
Total	$1,801,000	$1,681,000

Audit Fees. The aggregate fees billed for the years ended November 30, 2005, and 2004, were for professional services rendered for the audits of our consolidated financial statements, statutory audits of our subsidiaries, reviews of our interim consolidated financial statements and services provided in connection with statutory and regulatory filings. A portion of the audit fees for the fiscal year ended November 30, 2004 was not billed until after the filing of our proxy statement for the 2005 Annual Stockholder Meeting. In order to provide full disclosure of all our audit fees billed for fiscal year 2004, we have revised the audit fees for fiscal year 2004 to include these additional fees. The amount above reflects all audit fees billed for fiscal year 2004.

Audit Related Fees. There were no audit related fees billed for the years ended November 30, 2005 and 2004.

Tax Fees. The aggregate fees billed for the year ended November 30, 2005 were for professional services rendered relating to state tax audits in the United States. The aggregate fees billed for the year ended November 30, 2004 were for professional services rendered relating to state tax audits in the United States and tax reporting and VAT tax accounting in Mexico.

All Other Fees. All other fees billed for the year ended November 30, 2005 were for professional services rendered relating to SYNNEX's secondary public offering. There were no other fees billed for the year ended November 30, 2004.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee has implemented pre-approval policies and procedures related to the provision of audit and non-audit services. Under these procedures, the Audit Committee pre-approves both the type of services to be provided by PricewaterhouseCoopers LLP and the estimated fees related to these services.

During the approval process, the Audit Committee considers the impact of the types of services and the related fees on the independence of the registered public accountant. The services and fees must be deemed compatible with the maintenance of such accountants' independence, including compliance with SEC rules and regulations.

Throughout the year, the Audit Committee will review any revisions to the estimates of audit and non-audit fees initially approved.

Required Vote


Proxy

Ratification of the appointment of PricewaterhouseCoopers LLP requires the affirmative vote of a majority of the shares present and voting at the Annual Meeting in person or by proxy. Unless marked to the contrary, proxies received will be voted "FOR" ratification of the appointment. In the event ratification is not obtained, your Audit Committee will review its future selection of our independent registered public accountants.


Your Board of Directors recommends a vote FOR the ratification of PricewaterhouseCoopers LLP as our independent registered public accountants.

STOCKHOLDER PROPOSALS FOR THE 2007 ANNUAL MEETING

If a stockholder wishes to present a proposal to be included in our Proxy Statement for the 2007 Annual Meeting of Stockholders, the proponent and the proposal must comply with the proxy proposal submission rules of the SEC. One of the requirements is that the proposal be received by the Corporate Secretary no later than October 25, 2006. Proposals we receive after that date will not be included in the Proxy Statement. We urge stockholders to submit proposals by Certified Mail—Return Receipt Requested.

A stockholder proposal not included in our proxy statement for the 2007 Annual Meeting will be ineligible for presentation at the 2007 Annual Meeting unless the stockholder gives timely notice of the proposal in writing to the Corporate Secretary of SYNNEX at the principal executive offices of SYNNEX. Under our Bylaws, in order for a matter to be deemed properly presented by a stockholder, timely notice must be delivered to, or mailed and received by, us not less than 50 nor more than 75 days prior to the next Annual Meeting of Stockholders. The stockholder's notice must set forth, as to each proposed matter, the following: (a) a brief description of the business desired to be brought before the meeting and reasons for conducting such business at the meeting; (b) the name and address, as they appear on our books, of the stockholder proposing such business; (c) the class and number of shares of our securities that are beneficially owned by the stockholder; (d) any material interest of the stockholder in such business; and (e) any other information that is required to be provided by such stockholder pursuant to proxy proposal submission rules of the SEC. The presiding officer of the meeting may refuse to acknowledge any matter not made in compliance with the foregoing procedure.

You may obtain a copy of the current rules for submitting stockholder proposals from the SEC at:

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

or through the Commission's Internet web site: www.sec.gov. Request SEC Release No. 34-40018, May 21, 1998.

OTHER MATTERS

Your Board does not know of any other business that will be presented at the Annual Meeting. If any other business is properly brought before the Annual Meeting, your proxy holders will vote on it as they think best unless you direct them otherwise in your proxy instructions.

Whether or not you intend to be present at the Annual Meeting, we urge you to submit your signed proxy promptly.

By Order of the Board of Directors,

Simon Leung
General Counsel and Corporate Secretary

Fremont, California
February 22, 2006

SYNNEX's 2005 Annual Report on Form 10-K has been mailed with this Proxy Statement. We will provide copies of exhibits to the Annual Report on Form 10-K, but will charge a reasonable fee per page to any requesting stockholder. Stockholders may make such request in writing to SYNNEX Corporation at 44201 Nobel Drive, Fremont, California 94538, Attention: Investor Relations. The request must include a representation by the stockholder that as of February 10, 2006, the stockholder was entitled to vote at the Annual Meeting.

SHAREHOLDER Information

Board of Directors

Matthew Miau
Chairman of the Board, SYNNEX Corporation

Robert Huang
President, Chief Executive Officer and Director, SYNNEX Corporation

Fred Breidenbach
Chief Executive Officer of FA Breidenbach & Associates LLC and formerly President and Chief Operating Officer of Gulfstream Aerospace Corporation

Greg Quesnel
Former President and CEO and a member of the Board of Directors of CNF

David Rynne
Retired; formally executive Vice President and Chief Financial Officer of Bay Networks and formally Senior Vice President and Chief Financial Officer of Tandem Computers

Dwight Steffensen
Retired; formally Chairman and Chief Executive of Merisel, Inc. and formally President and Chief Operating Officer of Bergen Brunswig Corporation

James Van Horne
Member of the Stanford University Graduate School of Business faculty. Formally, served as the Director of the MBA Program at Stanford University and as Associate Dean for Academic Affairs

Corporate Officers

Robert Huang
President and Chief Executive Officer

John Paget
President of North America and Chief Operating Officer

Peter Larocque
Executive Vice President, Distribution

Dennis Polk
Chief Financial Officer and Senior Vice President, Corporate Finance

Simon Leung
General Counsel and Corporate Secretary

Jim Estill*
Chief Executive Officer, SYNNEX Canada limited

Executive Management

Charlotte Chou
Senior Vice President, Manufacturing Operations

David Dennis
Senior Vice President, HP Product Marketing

Harry Edwards
Senior Vice President, Enterprise Business

Peggy Fong
Senior Vice President, Financial Operations

Gary Gulmon
Chief Information Officer

Stephen Ichinaga
Senior Vice President, Systems Integration

Steve Jow
Senior Vice President, Commercial Sales

Mitchell Martin
President, Sales and Marketing, SYNNEX Canada Limited

Timothy Rush
Senior Vice President, Operations

Michael Thomson
Senior Vice President, Marketing and Services

Michael Van Gieson
Senior Vice President, Product Marketing

Edward Zhang
General Manager, SYNNEX China

***Mr. Estill was appointed as a Corporate Officer on January 10, 2006**

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
San Jose, CA

Legal Counsel
Pillsbury Winthrop Shaw Pittman LLP
Palo Alto, CA

Transfer Agent and Registrar
Computershare Trust Company, N.A.
P.O. Box 43010
Providence, RI 02940-3400
Shareholder inquiries: 781-575-3400
www.computershare.com

Certifications
SYNNEX has filed the Chief Executive Officer and Chief Financial Officer certifications required by Section 302 of the Sarbanes-Oxley Act in its Form 10-K. Additionally, the Chief Executive Officer has provided the required annual certifications to the New York Stock Exchange.

Form 10-K
A copy of our Form 10-K, filed with the Securities and Exchange Commission, is available upon request by contacting Investor Relations at ir@synnex.com

Stock Listing
New York Stock Exchange
Symbol: SNX

Annual Meeting
The annual meeting of stockholders will be held on Wednesday, March 22, 2006 at 10:00 a.m. at SYNNEX Corporation Headquarters located at:
44201 Nobel Drive
Fremont, CA 94538

Investor Relations
Investor inquiries about SYNNEX may be directed to our Investor Relations Department by e-mail at ir@synnex.com or by phone at 510-668-3715.

Forward-looking Statements
This Annual Report contains forward-looking statements, including, but not limited to, statements that relate to our growth, our distribution facilities, the expansion of our Beijing operations, the growth and benefits of our Technology Solutions Division, expectations regarding profitability, our goals for 2006, our Mexico distribution operations and strategic acquisition investments, which are subject to change. Actual results may differ materially from those described in any forward-looking statement. Additional information concerning potential factors that could cause actual results to differ materially from those in the forward-looking statements can be found in the Company's Form 10-K filed with the Securities and Exchange Commission, and enclosed herein.

Corporate Headquarters
SYNNEX Corporation
44201 Nobel Drive
Fremont, CA 94538
510-656-3333


SYNNEX
CORPORATION

Tel: 510-656-3333
www.synnex.com